Form 10-K, Exhibit 13
period 1993-12-31
CAPITAL CITIES ABC INC /NY/
filed 1994-03-30
CIK 17109

                                                                      EXHIBIT 13






                                                        Capital Cities/ABC, Inc.
- --------------------------------------------------------------------------------





                                                                            1993
                                                       Annual Report & Form 10-K

- --------------------------------------------------------------------------------

Decentralization is the cornerstone of our management philosophy. Our goal is to hire the best people we can find and give them the responsibility and authority they need to perform their jobs. Decisions are made at the local level, consistent with the basic responsibilities of corporate management. Budgets, which are set yearly and reviewed quarterly, originate with the operating units that are responsible for them. We expect a great deal from our managers. We expect them to be forever cost-conscious and to recognize and exploit sales potential. But above all, we expect them to manage their operations as good citizens and use their facilities to further the community welfare.

- --------------------------------------------------------------------------------
Operating Highlights

                                              1993            1992
                                         --------------  --------------
Net revenues                             $5,673,653,000  $5,344,127,000
                                         --------------  --------------
Operating income                         $  862,149,000  $  721,805,000
Income before extraordinary charge
and cumulative effect of accounting
changes                                  $  467,379,000  $  389,328,000
                                         --------------  --------------
Income per share before extraordinary
charge and cumulative effect of
accounting changes                               $28.53          $23.45
                                         --------------  --------------
Average shares outstanding                   16,380,000      16,600,000
                                         --------------  --------------

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

Capital Cities/ABC
- --------------------------------------------------------------------------------
A Message From The Chairman

                                     [ART]

On February 4, 1994, Dan Burke, our President and Chief Executive Officer, retired after almost 33 years with the Company.

The Company's progress since he joined Capital Cities in 1961 has been remarkable by almost any measure. Its revenues have grown from $10 million annually to $5.7 billion in 1993. Earnings per share have increased from $0.12 in 1961 to $28.53 in 1993 and the Company's stock price, $3 during the month he started, closed at $670 on the day he left.

Dan Burke's leadership and judgment have been integral to these achievements. He combines intelligence and a keen business sense with an unusual ability with people. He is a gifted teacher. He is creative and a man of great personal character and community dedication. He is also unpretentious and irreverent and, he makes everything around him much more fun. All of this has left an indelible mark on the Company.

While Dan was resolute in his wish to retire on his 65th birthday, we are pleased he will continue to serve on our Board of Directors. The report that follows is essentially Dan's, an appraisal of the final year of his three and one-half year tenure as Chief Executive Officer. He leaves the Company in exceptionally strong condition, and we are grateful for his contributions and his continuing involvement.



                                       THOMAS S. MURPHY
                                       Chairman

- --------------------------------------------------------------------------------
To Our Shareholders

In 1993, the Company reported record revenues and earnings per share as the economy improved and its businesses rebounded. Earnings per share, on a comparable basis, were $28.53, a 22 percent increase from 1992. During the year, we accelerated our investments in television program production, international media joint ventures, strategic acquisitions and start-up operations. The year was also marked by significant relaxation of government regulations resulting in greater opportunity and flexibility for the Company to own and invest in programming. These investment activities and regulatory developments, in conjunction with our substantial free cash flow and strong balance sheet, position the Company to move forward as the economy improves.

Net revenues increased 6 percent over 1992. In 1993, our managers continued to limit cost growth as they had during the recent years of soft advertising demand. Operating expenses grew 4 percent, despite significantly higher development costs and severance expense. Operating income rose 19 percent to approximately $862,000,000. Of the $330,000,000 sales gain in 1993,
$140,000,000, or 42 percent, was converted to operating income.

A summary of the Company's results for 1993 compared with 1992 follows:

                                             Percent
(Dollars in millions)    1993       1992      change
                         ----       ----     -------
Net Revenues           $5,673.7   $5,344.1       6%
                       --------   --------
  Operating costs       4,655.2    4,464.6       4%
  Depreciation             95.0       95.7      --
  Amortization             61.3       62.0      --
                       --------   --------
Total Costs             4,811.5    4,622.3       4%
                       --------   --------
Operating income          862.2      721.8      19%
Interest/other, net       (33.8)     (35.9)     (6)%
                       --------   --------
Income before taxes       828.4      685.9      21%
Income taxes             (361.0)    (296.6)     22%
                       --------   --------
Net Income*            $  467.4   $  389.3      20%
                       ========   ========

Income per share*      $  28.53   $  23.45      22%

Average shares (000)     16,380     16,600      (1)%

- ----------
*Before 1993 extraordinary charge and 1992 cumulative effect of accounting changes.

Several factors which affected the 1993 to 1992 comparison are worth noting:

. On December 1, 1993, the Company completed a Dutch Auction tender offer for
  1,100,000 common shares at $630 per share for a total cash outlay of approximately $700,000,000. Earnings per share in 1993 benefited slightly from the reduction in shares outstanding from 16,444,000 to 15,383,000; the full year benefit would have been approximately $1.00 per share. Berkshire Hathaway, our largest shareholder, tendered 1,000,000 shares and now owns 2,000,000 shares, or 13 percent of the Company.

. The Company's earnings per share were adversely affected by the increase in corporate income tax rates required by the Omnibus Budget Reconciliation Act of 1993. Without this tax rate increase, earnings per share would have been $0.73 higher in 1993, or $29.26 per share.

. Net interest expense declined by approximately $29,000,000, primarily because the Company redeemed an additional $500,000,000 of debt in early 1993. The Company recorded an after-tax, extraordinary charge of $12,122,000, or $0.74 per share, as a result of the prepayment. Outstanding debt is now $622,000,000, or 14 percent of total capital, down from $2,100,000,000, or 51 percent, at the time of the acquisition of ABC in 1986.

. The Company's earnings for 1992 included a significant net gain ($0.68 per share) on the sale of its interest in a German television network. This was partially offset by losses on the disposal of real estate.

. The Company's 1993 operating results included the funding of $80,000,000 of pre-tax losses for domestic start-ups and international media joint ventures,

Capital Cities/ABC
- --------------------------------------------------------------------------------

  compared with $57,000,000 of such losses in 1992. The after-tax loss from our share of these activities in 1993 and 1992 was approximately $3.00 and $2.00 per share, respectively.

In recognition of the future direction of Capital Cities/ABC, the Company reorganized in 1993 into five operating groups, including two new ones. The Cable and International Broadcast Group, formerly called Video Enterprises, was created to recognize the dramatic growth of our cable programming ventures and the potential of our international broadcasting and production investments. The Multimedia Group was established to exploit opportunities in emerging technologies, particularly those created by the development of digital television and related businesses. These two groups join the existing ABC Television Network Group, Broadcast Group and Publishing Group.

Pursuing new business opportunities is a vital part of the Company's strategy. 1993 through early 1994 was an active period for all operating divisions:

. ESPN2 premiered on October 1, with much assistance from the Company's television stations. The Cable Television Consumer Protection and Competition Act of 1992 ("Cable Act") offered television stations the opportunity to negotiate compensation from cable system operators in exchange for permitting them to carry their signals. As an alternative to cash payments, and in return for guaranteed station channel position, the Company's television stations offered to accept cable carriage of ESPN2 in exchange for the carriage rights. Commitments were received from 19 of the top 20 cable system owners for an accelerated rollout of ESPN2 over the next six years. By the end of 1993, ESPN2 was carried in 13,000,000 homes. This represents one of the most successful launches ever for a new cable network.

. Early in 1994, the ABC Television Network entered into an agreement in principle with Brillstein-Grey Entertainment for a joint venture that would develop programming for network television, as well as videocassettes, radio, pay-per-view and interactive television.

. The network's ABC Productions unit doubled its prime-time programming development during the year, producing 89 hours, primarily for the ABC Television Network.

. Under the FCC's recently revised rules relaxing radio station ownership, the Company purchased a second FM station in Atlanta, signed a purchase agreement for a second FM station in Minneapolis and reached an agreement in principle for another AM station in Los Angeles.

. The Cable and International Broadcast Group acquired a 20 percent interest in a new German television network, RTL 2, which debuted in March 1993. Also, in early 1993, the group merged its sports programming service, The European Sports Network, into Eurosport, its primary competitor. It now owns 33 percent of Eurosport. The combined sports network reaches almost 50,000,000 households throughout Europe.

. During late 1993 and early 1994, the Company purchased a 24 percent interest in Scandinavian Broadcasting System SA, a well-positioned broadcaster with television networks in Norway, Sweden and Denmark.

. The Publishing Group acquired Grupo Editorial Expansion, S.A., Mexico's leading business publisher, whose operations include magazines, newsletters and regulatory bulletins.

There were several favorable regulatory developments in 1993.  During the year,

- --------------------------------------------------------------------------------

the FCC relaxed the financial interest and syndication rules that had been in place since 1970. Also, a U.S. District Court lifted certain of the consent decree restrictions which paralleled these rules. Both developments afford the Company greater flexibility in developing, owning and investing in entertainment programming. That opportunity was identified years ago as a top priority. These changes were long overdue, and now that they are in place the Company plans to take full advantage of them.

ABC Television Network earnings rose dramatically in 1993 due in part to a steady improvement in advertiser demand during the year. Reports that industry revenue grew in 1993 by only 1 percent, in fact, understated the improvement. Excluding more than $800,000,000 in 1992 Winter and Summer Olympic advertising on other networks, the television network marketplace grew by 8 percent in 1993.

ABC's competitive ratings throughout the broadcast day are as strong as they have been for several seasons, and this performance has allowed the network to capitalize on the improved advertising marketplace. In prime time, ABC finished the 1992-93 season as the most popular network among adults 18-49. In the fourth quarter of 1993, ABC won 7 of 14 weeks in household ratings and ranked first among the 18-34, 18-49 and 25-54 adult demographic groups, the network's best competitive performance since the 1979-80 season. ABC consistently won four nights of the week and placed six programs among the ten most popular adult 18-49 programs.

Most other dayparts were as competitive and added to the improved near-term sales outlook. Good Morning America was the top-rated early morning program for the fourth consecutive year. ABC Daytime, rated first among women 18-49 and 25-54, had three of its serial dramas ranked among the top four shows in the daypart for those demographic groups. ABC Sports' NFL Monday Night Football was the eighth most popular prime-time program in the fall, and first among men 18-
49. College football was also among the most highly rated programming for young male viewers. ABC Sports operated at a profit in 1993 for the first time in several years.

ABC News had another outstanding year in 1993. During the average week, ABC News programming reaches 68 percent of all U.S. television households, or approximately 115,000,000 people, more than any other news source. World News Tonight with Peter Jennings was the number one-rated evening news broadcast for the fifth consecutive year. PrimeTime Live and 20/20 achieved higher ratings and consistently won their respective time periods. Nightline distinguished itself in the intensely competitive late night time period, finishing first in household ratings 11:30 pm to midnight on an annual basis for the first time since its March 1978 premier. Early in 1994, ABC News will add a fourth news magazine program, Turning Point, to prime time.

The Broadcast Group had a good year in 1993 with revenue and profit gains better than anticipated. The owned television stations generally maintained their excellent ratings position, especially in early and late evening news. The stronger than expected revenue growth was especially gratifying because 1992 results included significant political advertising from national and local elections. Radio industry revenue growth rebounded after a weak 1992, and both the radio stations and radio networks benefited. The ABC Radio Networks achieved record profits in 1993, and the stations achieved significantly higher profits.

The Cable and International Broadcast Group is one of the Company's fastest growing operations, and all elements performed well in 1993, especially the basic cable networks. ESPN had an

Capital Cities/ABC
- --------------------------------------------------------------------------------

exceptional 1993, with significant earnings growth, even after a sizable loss in the last year of a four-year Major League Baseball contract and substantial start-up losses for ESPN2. ESPN also continued to grow internationally during the year, expanding its coverage in Asia, Latin America, and in early 1994, the Middle East and Africa. ESPN is now seen in approximately 90 countries, making it the most widely distributed program service in the world. Arts & Entertainment Network (A&E) and Lifetime reported record revenues and profits. A&E is scheduled to launch the History Channel in the fall of 1994. The group's international joint ventures performed better in 1993 and are positioned for further growth as the European economy improves.

The newly established Multimedia Group is currently evaluating opportunities in the emerging technologies. The group has entered into a number of joint ventures designed to evaluate consumer demand for certain interactive services and other video-on-demand programming. It expects to expand those activities and has begun to explore opportunities emerging in disc, on-line, cartridge and out-of-the-home markets, as well.

For the Publishing Group, business conditions showed modest improvement in 1993. Newspaper and shopping guide operations posted their seventh consecutive year of increased profits on a small revenue increase. Although improved results were achieved by the majority of its publications, weak business conditions in the fashion and medical publications resulted in an overall Specialized Publications Group profit decline. Developmental expenses increased significantly, largely because of the launch of a yellow pages directory in Wichita, the start-up of Selling magazine and a conversion to CD-ROM technology for Chilton's professional automobile books.

The Company continued its long-standing commitment to both Project Learning U.S.
(PLUS) and the Partnership For a Drug Free America. PLUS's campaign, Never Stop Learning, has strong national awareness and drew attention this past year to innovative learning and educational techniques under the theme, Common Miracles. The Partnership For a Drug Free America is responding to an alarming resurgence of drug use among children and young adults for the first time in a decade by strengthening its prevention message. Capital Cities/ABC is the Partnership's strongest corporate supporter, contributing over $30,000,000 of media time and space in 1993 and $225,000,000 over the last seven years.

There were several important senior management changes in 1993. Robert A. Iger, President, ABC Television Network Group, was promoted to Executive Vice President of Capital Cities/ABC, Inc. Herbert A. Granath was promoted to President, Cable and International Broadcast Group and to Senior Vice President of the Corporation. Stephen A. Weiswasser was promoted to President, Multimedia Group and reassumed General Counsel responsibilities. David Westin was promoted to President of Production, ABC Television Network Group.

We are pleased to report that Nicholas F. Brady, former Secretary of the United States Department of the Treasury, was elected to our Board of Directors in 1993.

Capital Cities/ABC's near-term strategy will vary little. A talented group of managers is in place and will provide the Company's next generation of leadership. Our stable free cash flow and strong balance sheet give us confidence that the Company is stronger and healthier than it has ever been. The core broadcasting, cable and publishing businesses, combined with the initiatives outlined above, have us well-positioned for future growth. We are confident that the Company has the resources and determination to compete profitably in a changing media industry.

- --------------------------------------------------------------------------------

We would like to thank our directors and employees, as well as our shareholders, for their contributions and support during the years. We look forward to the opportunities the future will bring.



     THOMAS S. MURPHY
     Chairman of the Board and
     Chief Executive Officer



     DANIEL B. BURKE
     Retired President and
     Chief Executive Officer

Capital Cities/ABC
- --------------------------------------------------------------------------------
Broadcasting

The Company's broadcasting operations, which consist of the ABC Television Network Group, the Broadcast Group, the Cable and International Broadcast Group and the Multimedia Group, had 1993 net revenues of $4,663,200,000, an increase of 9 percent, or $397,600,000 from 1992. Operating earnings of $778,100,000 in 1993 increased $158,800,000, or 26 percent, from the prior year. Broadcasting's 1993 and 1992 results are summarized as follows:

(Dollars in millions)   1993      1992
                      --------  --------
Net revenues          $4,663.2  $4,265.6
                      --------  --------
  Operating costs      3,763.0   3,523.2
  Depreciation            75.4      76.4
  Amortization            46.7      46.7
                      --------  --------
Total costs            3,885.1   3,646.3
                      --------  --------
Operating income      $  778.1  $  619.3
                      ========  ========

ABC Television Network Group

In virtually all phases of its operation, the television network experienced a strong year in 1993. Its sharp rise in revenues and profits was due to an improvement in national advertising, competitive ratings strength across all program dayparts and effective cost control. Revenues increased approximately 9 percent to $2,730,000,000, and operating income doubled to over $180,000,000.

[GRAPHIC APPEARS HERE]

Network television industry revenue growth of 1 percent in 1993 was better than anticipated because 1992 revenues included over $800,000,000 in Olympic advertising, and post-Olympic years have historically resulted in a revenue decline for the industry. The ABC Television Network's 1993 business outlook had anticipated another year of soft national advertising as well. As the year progressed, however, the economy stabilized and scatter pricing strengthened.
In the second half of 1993, ABC Television Network revenues rose in excess of 10 percent, which is better growth than has been experienced in over three years.

ABC was able to profit from this cyclical improvement on every level. Audience gains in prime time, combined with consistently top-rated audience delivery throughout most of the remaining broadcast day, attracted an increased share of network television advertising expenditures. Over 180,000,000 people watched ABC on a regular weekly basis during 1993, more than any other network. Even more important to national advertisers, the ABC Television Network was rated first among adults 18-49 in virtually every daypart.

Profits would not have grown in 1993 without management focus on cost control. The network avoided overpaying for expensive

[GRAPHIC APPEARS HERE]

- --------------------------------------------------------------------------------

sports rights, carefully monitored program inventory, and in the process streamlined its operations. While operating costs increased 5 percent in 1993, they were largely the result of a higher level of internally-produced programming which should yield important revenue benefits in the future, and increased provisions for reductions in staffing.

The ABC Television Network believes that ownership and control of software is critical to its future success, and in 1993, steps were taken to increase the amount of ABC-owned product in all dayparts. Here are some examples of this effort:

. The network produced or shared a financial interest in 194 hours of prime-time entertainment programming in 1993, up from 154 hours in 1992. ABC Productions produced approximately half of those hours in both years.

. ABC News added a third weekly magazine program, Day One, to the prime-time schedule in 1993, and a fourth, Turning Point, will be added early in 1994. During 1993, the News division provided 142 hours of news magazine programming as well as 30 hours of special broadcasts and expanded its international newsgathering capabilities.

. ABC Daytime, which owns its four serial dramas, produced several videocassettes of highlights from past productions. More than 400,000 copies were distributed through Capital Cities/ABC Video Publishing, a new unit of the Company.

. The network entered into an agreement in principle with Brillstein-Grey
  Entertainment early in 1994 for a joint venture to develop programming for network television and other distribution outlets.

. ABC Entertainment's first series co-production with Matt Williams, creator of Roseanne and Home Improvement, is scheduled for broadcast in the first quarter of 1994.

ABC was the only network to improve its prime-time ratings during the 1992-93 season, and it made further gains in the fourth quarter of 1993. During both periods, ABC was the most popular network among adults 18-34, 18-49 and 25-54.

ABC's NFL Monday Night Football was the leading program for male viewers 18-49 in the fourth quarter, averaging a 14.5 rating and 38 share for that group. Appearing on Tuesday, Roseanne and Coach are the second and fifth ranked programs in prime-time household delivery. NYPD Blue, the season's highest-rated new drama, premiered on Tuesday night in the fall and contributed to the network's first-place finish for the night. ABC consistently won Wednesday night as well, primarily because of Home Improvement, the season's number one-rated show, and Grace Under Fire, the highest-rated new situation comedy of the season, which ranked sixth in household ratings. ABC's Thursday night ratings improved 9 percent over last season. That growth was led by PrimeTime Live, which ranked 14th among all prime-time programs, with ratings up 9 percent over last season. Friday has been ABC's most successful night for several seasons, and the network continued to win every half hour in households and adults 18-49 ratings. The 8-10 pm comedy block improved its household ratings by 12 percent. Saturday continued to be difficult for ABC to schedule between 8:00 pm and 10:00 pm, although The Commish delivered 4 percent more adults 18-49 in the 10-11 pm period than it did last season.

ABC Daytime maintained its leadership in the key demographic categories of women 18-49 and 25-54, viewers with strong advertiser appeal. During 1993, ABC Daytime posted a 14 percent gain in its delivery of households. Its delivery of women 18-49 increased 11 percent; delivery of women 25-54 was up 13 percent.
ABC also had three of the four top-rated programs among women 18-49. All My Children ranked number one, General Hospital number three and One Life To Live number four. Good Morning

Capital Cities/ABC
- --------------------------------------------------------------------------------

America won the early morning time period for the fourth consecutive year. The show's lively, well-paced news and information features were top-rated among women 18-49 and 25-54.

ABC News contributed substantially to the network's improved results in 1993 and is an important part of future growth. World News Tonight with Peter Jennings was the nation's most-watched evening news program for the fifth consecutive year. Nightline, hosted by Ted Koppel, had its best household ratings since 1988, finishing first in household ratings on an annual basis. The importance of these two news broadcasts to the network cannot be overestimated, especially during late-breaking domestic and international news stories, because more Americans turn to ABC than to any other network during these times. PrimeTime Live and 20/20 are the two highest-rated hour-length programs on ABC's prime-time schedule. Day One's ratings improved slightly as the 1993-94 season progressed. The Barbara Walters Specials and This Week with David Brinkley also contributed to ABC News' comprehensive, award-winning coverage of the major events, issues and personalities of 1993. Through the division's ownership of Worldwide Television News and its recent arrangement with the BBC, ABC News' international newsgathering potential has grown dramatically.

ABC Sports' future is brighter now than it has been for some time. The division was profitable in 1993 for the first time since 1987, as sports advertising improved steadily during the year, especially in the fourth quarter. Professional and college football coverage and the U.S. Open and British Open golf tournaments highlighted ABC's year. In 1994, ABC Sports will broadcast Major League Baseball, including the World Series. The division's revenue sharing agreement with Major League Baseball avoids upfront rights fees and is, we believe, an innovative and prudent approach to acquiring sports rights for network television. ABC will also broadcast World Cup Soccer, held in America for the first time, in the summer of 1994.

The ABC Television Network's 1993 operating performance was gratifying. To sustain this growth, the network plans to continue to keep its programming popular and relevant to audiences and advertisers and to ensure that costs do not rise as rapidly as revenues in a healthier advertising marketplace. It also plans to channel every available resource to program ownership and other new business opportunities.

Two executive changes were announced at the network in 1993. Patricia K. Fili-Krushel was named President of Daytime Entertainment, responsible for all Monday to Friday daytime product, including our very successful daytime serials. Jeanette B. Trias was promoted to President of Children's Programming, and will supervise the Saturday morning schedule, as well as the ABC Afterschool Specials.

In 1993, the network received over 150 awards, including 31 Emmys. 20/20 won an Alfred I. duPont-Columbia University Journalism Award for The Gift of Life, a profile of a Vietnam veteran and the doctor who saved his life during the war, and PrimeTime Live won the George Polk Award for its investigative report on the rise of neo-Nazism in Germany. Roseanne won the George Foster Peabody Award for significant and meritorious achievement in television programming.

Broadcast Group

The newly reorganized Broadcast Group, which previously included the Company's cable and international broadcast activities, continues as Capital Cities/ABC's major profit center. Now consisting of television station, radio station and radio network operations, the group generated revenues of $1,170,000,000, exceeding 1992's performance by approximately 6 percent and slightly outperforming the record level reached by these businesses in 1990.

At the same time, the group's profits grew in 1993 by approximately 12 percent after two

- --------------------------------------------------------------------------------

consecutive down years. While still falling short of 1990's record performance, these results were the best recorded in three years and the first double-digit profit increase since 1988. The rebound in profits also saw profit margins expand by two percentage points.

The year's foremost challenge came from the federal government's legislative effort to re-regulate the cable industry and ensure the economic viability of free local television broadcasting. Ratified in the closing days of 1992, the Cable Television Consumer Protection and Competition Act of 1992 ("Cable Act") afforded broadcasters the ability either to guarantee cable carriage for themselves or to develop a secondary revenue source.

The pre-eminent market positions of our television stations and our ownership of ESPN, the cable industry's foremost sports network, enabled us to obtain cable carriage for ESPN2 in exchange for giving cable system operators the right to carry our stations' signals. Cable companies found this alternative an acceptable way to provide value for carriage rights. The Company was thus able to receive significant economic value for its stations' signals and avoided the kind of confrontation with cable operations that others encountered when they sought only cash for carriage. The successful conclusion of this process in part validated the Company's diversification into cable programming.

Television Stations

Although 1993 will be remembered by television station operators because of the challenge and distractions of a new regulatory relationship with their cable counterparts, it was also a year that saw most broadcasters emerge from the effects of a recessionary economy. Revenues at our eight television stations increased approximately 5 percent, slightly exceeding the previous record high of 1990, and station profits rebounded nicely.

A benefit which materialized in the last quarter of the year also contributed to the profit increase. It involved the resolution of the long-standing dispute between ASCAP, the music performance rights society, and the All-Industry Committee, which represented the interests of our stations as well as most of the industry. A Federal District Court established an alternate and more flexible fee structure that will now put the licensing of music performance rights for television stations on a more equitable basis. In addition, the court fixed the liability for past years' claims at levels lower than had been previously anticipated. While there is no guarantee that this 12-year industry-wide effort will lead to the resolution of a similar dispute with BMI, the other major music licensing organization, the potential for a comparable settlement does exist and could produce a similar future benefit.

Another event had long-term implications about service quality and price integrity for the industry. The Arbitron Company announced its intention to abandon its local television market rating service and leave the field to a sole service provider, Nielsen Media Research. The immediate consequence of Arbitron's decision will be a reduction of research expenses; however, the absence of competition in an area vital to the television industry raises questions for the future. Moreover, two of our stations that previously employed Arbitron as their primary audience measurement and selling tool may well sustain revenue losses in excess of any cost benefits.

The Company's television stations continue as the nation's most profitable station group and maintain their pre-eminent audience ratings in most of their markets. The average sign-on to sign-off ratings achieved during the four 1993 Nielsen sweep surveys show six of our stations maintaining their number one positions. The other two share the top spot with competitors. KTRK-TV, a long-time ratings powerhouse and perennial number one in Houston, has recently lost ground in the ratings and faces a real struggle to regain its leadership position. At the station group, all dayparts, including those committed to carrying network programs, are vigorously

Capital Cities/ABC
- --------------------------------------------------------------------------------

contested, so we take nothing for granted. The challenges that face us are real and the competition intense.

As noted above, the inherent market strength of our television stations permitted us to utilize the retransmission consent provisions of the new Cable Act to create significant penetration for ESPN2. That penetration went well beyond the service areas of our owned stations. While the results of the negotiation primarily benefited ESPN2, other significant objectives were achieved in the negotiation process. Six-year agreements were entered into with cable operators that ensured the carriage of virtually all our station signals on our designated over-the-air channel positions-thereby ensuring uniform promotability in the preferred VHF band. In addition, we gained some preferential opportunities for additional channel space to accommodate the eventual broadcast of high definition television. All in all, we generated value for our signals by the creation of a new basic cable service with significant market penetration, and we assured cable carriage in 99.4 percent of the homes attributed to our markets.

Radio

1993 was a record year for the Radio Division, with both revenues and profits reaching new highs. Our radio stations improved considerably on several fronts and appear to be well-positioned for the future. Underperforming facilities in New York and Chicago made real turnarounds, and the benefits of a reshaped and more focused portfolio of stations became more evident. Combined with an improving economy, the effect was significant: revenue increased by approximately 9 percent, and operating profits increased dramatically.

At year-end, the group consisted of 18 stations, three less than the 21 stations operated by the Company at the end of 1992. In keeping with a strategy designed to take advantage of liberalized radio ownership rules and to focus our efforts on acquiring additional properties in the larger markets where we already own stations, the group divested its AM/FM station combinations in Denver and Providence and acquired a third station in Atlanta. The Company's current 18 station portfolio (nine AM and nine FM) reaches 24.1 percent of the United States as indicated in the following chart:

                                   #of
                                  stations
Station                   Market    in      % of
and Market                 rank   market    U.S.
- ----------                ------  --------  ----
WABC-AM/WPLJ-FM              1      48      6.6%
  (New York)

KABC-AM/KLOS-FM              2      48      4.6%
  (Los Angeles)

WLS-AM/FM                    3      37      3.2%
  (Chicago)

KGO-AM                       4      48      2.5%
  (San Francisco)

WJR-AM/WHYT-FM               6      30      1.7%
  (Detroit)

WMAL-AM/WRQX-FM              7      30      1.6%
  (Washington, DC)

WBAP-AM/KSCS-FM              8      32      1.6%
  (Fort Worth-Dallas)

WKHX-AM/FM
WYAY-FM                     12      19      1.3%
  (Atlanta)

KQRS-AM/FM                  17      20      1.0%
  (Minneapolis-St. Paul)
                                           ----
Total                                      24.1%
                                           ----

Source: Arbitron, Fall 1993 Radio Market Survey
        Schedule & Population Rankings
        Metro persons 12+

The acquisition of WYAY-FM represents our first experience with a duopoly operation, a circumstance which offers radio operators the opportunity to consolidate costs and enhance sales. While it is too early to be certain that this plan will succeed in Atlanta, the combined operations of WKHX-AM/FM and WYAY-FM have exceeded our expectations and seem to offer real promise. Clearly, the right combination of variables is a prerequisite for duopoly operations to work, and acquisition cost is key. Based upon what we have seen so far, and under the right circumstances, we will pursue duopolies as a strategy for growth in our larger markets. In

- --------------------------------------------------------------------------------

this connection, we have recently signed an agreement to purchase KRXX-FM, Minneapolis and have reached an agreement in principle to acquire KMPC-AM in Los Angeles. We hope to conclude these acquisitions during 1994.

Duopoly combinations also offer a number of strategic programming benefits; for example, the ability to protect successful formats by programming to a compatible audience in the same genre. What can work for us, however, can also work for our competition, so it is more important than ever that we protect successful franchises and use our current facilities to their best advantage.
It is gratifying to see our efforts begin to succeed at WABC-AM and WPLJ-FM in New York and WLS-AM/FM in Chicago, where patience and commitment to a format and to talented people have contributed to the reversal of fortunes. Equally noteworthy, WMAL-AM in Washington, DC weaned itself away from a long-standing relationship with a major sports franchise, the Washington Redskins. It repositioned itself competitively, saw its audience expand and enjoyed an outstanding year.

The ABC Radio Networks had an exceptional year in 1993. Profits rebounded from a down year and increased significantly to reach a new high. Revenues increased by approximately 6 percent, as a number of traditional advertisers returned to network radio, and the networks maintained their share of the market. Effective cost management also contributed significantly to the year's results, with operating expenses declining for the third consecutive year as the network relocated and consolidated more of its operations in Dallas, Texas.

The ABC Radio Networks remain the country's largest radio network operation and serve approximately 3,400 affiliates nationwide. Providing stations and listeners with a wide range of programming and featuring the services of ABC News, the networks reach almost 100,000,000 listeners each week. They broadcast 17 of the top 20 and 42 of the top 50 programs in network radio. Moreover, Paul Harvey, America's most prominent and popular commentator and ABC Radio's foremost personality, continues his hold on the radio audience. His daily program reaches 24,000,000 people each week, and his programs consistently rank at the top of news personality surveys.

The radio networks recently signed Tom Joyner, a popular Chicago radio personality, to produce a morning and weekend "countdown" show aimed at African-American music listeners. The networks also launched into syndication "Moby in the Morning," a feature of our owned station in Atlanta, WKHX-FM, where Moby is the number one country music host.

The ABC Radio Networks also expanded their horizons internationally. They acquired a minority interest in Satellite Media Services, Ltd., a U.K. company, to develop radio formats for distribution in Europe, and established a Hong Kong-based partnership, called ABC Radio Partners. This Hong Kong venture will launch a Chinese radio network to serve that huge and increasingly dynamic market.

Cable and International Broadcast Group

As a result of the growing importance of the Company's involvement in cable programming, international broadcasting and cable services, and program distribution, the Cable and International Broadcast Group was established in 1993. The group is more readily identified with its successful domestic cable activities--80%-owned ESPN, 37 1/2%-owned Arts & Entertainment (A&E) and 33 1/3%-owned Lifetime. It is also involved in program distribution through its ABC Distribution operation, and has an increasing presence in the international marketplace. In 1993, operating income increased significantly on a 15 percent increase in revenues.

Capital Cities/ABC
- --------------------------------------------------------------------------------

ESPN, the premier cable sports network in the country, represents the group's most significant business activity. It ended the year as America's largest cable network and is currently available in 62,700,000 homes which represent 67 percent of U.S. television households. ESPN International broadened its programming distribution to 90 countries broadcast in 11 languages with 24-hour customized satellite networks for Asia, Latin America, and in early 1994, the Middle East and Africa.

Once again, ESPN achieved record revenues and earnings in 1993, despite a significant loss in the last year of its initial contract with Major League Baseball. Major League Baseball coverage was renewed for six more years at substantially lower rights fees and a reduction in coverage from six to three games per week. ESPN also renewed its Sunday night NFL contract for four more years at slightly higher rights fees.

ESPN launched ESPN2 in October with coverage by year-end reaching 13,000,000 cable homes. By the end of 1996, ESPN2 expects to be in 30,000,000 homes. Programming will focus on the entertainment appeal of sports and will be targeted to men and women 18-34. ESPN also acquired Ohlmeyer Communications Corporation, a sports programming and production company.

The group's interests in A&E and Lifetime cable networks continue as very successful investments. Both A&E and Lifetime, which reach 56 percent and 62 percent of U.S. television homes, respectively, again had excellent years and continue to show growth in revenue, earnings and subscribers.

The group also acquired assets of DIC Animation City, Inc., a successful producer and distributor of animated and live action children's programming. Currently, DIC produces series for the ABC Television Network, CBS, Fox, various cable channels and syndication.

ABC Distribution sells the ABC Television Network's owned programming internationally and, because of changes in the financial interest rules, domestically to all purchasers except television stations. It had a particularly good year in 1993 syndicating ABC News product in Europe.

The Company continued to invest in international broadcasting joint ventures in 1993, acquiring equity interests in several new ventures:

. RTL 2 - a new German television general entertainment network. The Company directly, and through its German joint venture, Tele-Munchen, owns 20 percent of RTL 2, which has now achieved over 50 percent penetration of its market in its first year of operation.

. Scandinavian Broadcasting System SA - a broadcasting company with television networks in Norway, Sweden and Denmark. Capital Cities/ABC now owns approximately 24 percent.

. Eurosport - the pan-European sports network. In 1993, The European Sports
  Network, which had been 50 percent-owned by ESPN, was merged with its competitor, Eurosport. ESPN owns 33 percent of the combined service, which reaches almost 50,000,000 households.

The group's other international interests performed better on an aggregate basis in 1993, narrowing their operating losses. The near-term operating outlook for all of our joint ventures should benefit from further privatization of the broadcasting industry throughout Europe, improvement in cable and satellite distribution, and a healthier business climate.

Results for ESPN, DIC and ABC Distribution are consolidated in the broadcasting business segment. Results of A&E, Lifetime and the group's international joint ventures are accounted for on the equity

- --------------------------------------------------------------------------------
basis (the proportionate share of income or loss is recorded as other income or expense). As a consequence, the results of these activities are not reflected in the operating results of the broadcasting segment.

Multimedia Group

The Multimedia Group was established in 1993 with the broad mandate of properly positioning the Company with respect to emerging new media and technologies. The group's financial results for 1993 -- and perhaps for the next few years-- reflect the uncertain and emergent nature of the various markets in which it will operate. With the exception of Capital Cities/ABC Video Publishing's home video activities, the group's businesses may not be profitable in the near future.

In the longer term, the group's primary mission is to ensure that the core businesses of the ABC Television Network and the Company's television stations are protected in the new environment that may be created by the development of mega-channel cable systems and video-on-demand fiber optic services offered by both cable and telephone companies. The Company believes that, in many respects, the near-term potential of compressed digital television (which is the basis among other things for national video-on-demand information and entertainment "superhighways") may prove to be overstated. Changes in the television system in the United States are likely to be evolutionary, not revolutionary, and will reflect the tastes and needs of the audience rather than the hopes of regulators or the investments of service providers.

Nonetheless, the emerging video-by-wire services and other technologies can be expected significantly to increase viewing choices and are thus both a threat to and an opportunity for the Company's core businesses. In the shorter term, therefore, the Company believes that it can both protect itself and create new, significant business opportunities by playing a meaningful role as a content provider for the full range of developing technologies. To that end, the Company expects to utilize its archives, libraries, production expertise and knowledge of the video marketplace to create new video and data-based products.

Of the distribution possibilities available, the market which is most fully developed is home video. Since its inception in early 1993, Capital Cities/ABC Video Publishing has distributed through retail or special markets approximately 850,000 units, including titles that were based on successful ABC Television Network programs (such as Daytime's Greatest Weddings series) and titles that were acquired or originally produced which did not grow out of ABC resources. 1994 should see a significant increase in the number of units distributed. Titles will include several direct-to-video motion pictures, exercise and special interest cassettes (such as Bad Golf Made Easier, an original title starring actor Leslie Nielsen that was released at the end of 1993 and has made several best-seller lists). Titles will also be based on the programming of ABC News, ABC Sports, ABC/Kane Productions, ABC Daytime, ABC Productions and ESPN.

The Multimedia Group's other activities will focus on a number of other markets where the Company's strengths in the ownership and production of informational and entertainment products (both print and video) are likely to provide it with significant opportunities. The activities will include:

. Experimentation with on-line, cable and telephone company exhibition of video and text-based materials, including the time-shifting of ABC Television Network programs and the creation of news-on-demand and other interactive products designed for those distribution channels;

. Creation of interactive video entertainment and information for the disc, cartridge and

Capital Cities/ABC
- --------------------------------------------------------------------------------

  "on-line" computer markets. These markets offer significant prospects for expansion, as technology improves and as equipment and software aimed at broad demographic groups can be developed;

. Exploration of "location-based" entertainment facilities, located in tourist centers, shopping malls and elsewhere, that have many of the qualities of motion picture theaters, themed amusement parks and arcades.

In each of these markets, the Company will seek to participate as a provider of content, and it may well create joint ventures with partners who offer significant expertise and experience in the development of the hardware, software and other technologies that are critical to these businesses.

- --------------------------------------------------------------------------------
Publishing

Revenues for the Company's Publishing Group declined 6 percent in 1993 primarily due to the absence of Word, Inc. which was divested late in 1992. Operating income declined 8 percent principally because of a substantial increase in development expenses associated with new product launches. Publishing's 1993 and 1992 results are summarized below:

(Dollars in millions)    1993      1992
                       --------  --------
Net revenues           $1,010.4  $1,078.6
                       --------  --------
  Operating costs         851.8     908.8
  Depreciation             18.4      18.1
  Amortization             14.6      15.3
                       --------  --------
Total costs               884.8     942.2
                       --------  --------
Operating income       $  125.6  $  136.4
                       ========  ========

On a more comparable basis, excluding the effect of 1992 and 1993 acquisitions, dispositions and development activities, 1993 revenues and expenses increased 3 percent and 4 percent respectively, and operating income was 1 percent lower. The newspaper and shopping guide operations posted their seventh consecutive year of increased profits. Improved results among the majority of the Company's specialized publications were unable to offset weakness in certain other areas, especially in the medical publications which are dependent on declining pharmaceutical advertising. The increase in development expenses was largely

[GRAPHIC APPEARS HERE]

attributable to the launching of Selling magazine, an accelerated conversion to CD-ROM technology for Chilton's professional automotive books, and the introduction in Wichita, Kansas, of the Company's first yellow pages directory.

Newspapers and Shopping Guides

Newspaper and shopping guide revenues were up 4 percent in 1993, and expenses increased 5 percent, resulting in a small increase in operating income. Excluding the start-up expenses of the yellow pages directory in Wichita, operating income increased 2 percent over 1992 levels. Newsprint prices rose an average of 5 percent for the full year. This was a smaller than anticipated increase and reflected heavy discounting in the second half of 1993. Many of the Company's newspapers are involved in a variety of new initiatives, including audiotext, videotext, alternate delivery, cable guides, real estate publications and total market coverage supplements.

The Kansas City Star posted record revenues and substantial circulation gains in 1993. The Star ranked 11th among major U.S. newspapers in average daily circulation growth for the six months ending September 30, 1993, according to the Audit Bureau of Circulation. Operating income decreased slightly from record levels in 1992.

[GRAPHIC APPEARS HERE]

Capital Cities/ABC
- --------------------------------------------------------------------------------

The Star launched community newspapers in two suburban areas. The news and advertising content of both newspapers, which are home-delivered with The Star, is completely community-based. Largely as a result of the intense local focus, The Star enjoyed substantial circulation increases in both areas and attracted a wide range of new advertisers.

The newspaper initiated a data base marketing program targeting advertisers who utilize direct mail. The program offers a turn-key direct marketing service to advertisers that coordinates newspaper and direct mail advertising. Revenues from the program, which has generated additional run of press and insert business for the newspaper, covered development costs.

The Star's interactive telephone information system, Startouch, experienced explosive growth in 1993, receiving approximately 15,000 calls a day. Call count for the year increased by approximately 70 percent. The newspaper's alternate delivery program also expanded dramatically and now serves 265,000 households.

Revenues and expenses at the Fort Worth Star-Telegram increased slightly over 1992. Operating income was down slightly because of the cost effect of a second daily edition targeted at northeastern Tarrant County and a reduction in the weekday single copy price from $0.50 to $0.25 in the newspaper's home market for competitive reasons.

The newspaper now publishes three geographic editions daily: one in northeast Tarrant County, one in Arlington and the third covering Fort Worth and the balance of the circulation area. Front page and local news decisions are made by three separate editorial staffs, and the number of pages in the local news sections varies among the editions depending on relative demand for zoned local advertising. Over 100 additional employees are required to execute this massive targeting effort. Reaction from readers and advertisers has been very positive.

Once again the Star-Telegram was honored with awards for excellence. The newspaper won nine first-place awards in the prestigious Dallas Press Club statewide competition.

The Michigan publishing group, centered around the daily Oakland Press, had record revenues and operating profit in 1993. Operating income was slightly affected by the start up of an audiotext system and a substantially expanded alternate delivery system at the daily. The semi-weekly Lapeer County Press was named "Michigan's Best" newspaper in its circulation group by judges of the Michigan Press Association.

Revenues and operating income at the Belleville News-Democrat Group were at record levels in 1993. The daily newspaper, which achieved record results in 1993, was also recognized widely for continuing journalistic excellence. The weekly group, which had a satisfactory year, was augmented by the purchase of the Waterloo, Illinois, Republic-Times. Legal Communications Corporation, publishers of legal newspapers in St. Louis and its environs, experienced a downturn in legal advertising.

In Wilkes-Barre, the last city in Pennsylvania with separately-owned competing daily newspapers, operating income grew 35 percent at The Times Leader on a revenue gain of 16 percent. In the second half of 1993, the newspaper ran 62 percent of all in-paper advertising in the market and 90 percent of all pre-printed advertising inserts. Circulation of the Sunday edition grew 27 percent to 79,000 copies after the closure in May of a competing Sunday newspaper. Substantial additions to staff and capital equipment during 1993 have positioned the newspaper for continued profit growth in 1994 and beyond.

The New England Newspaper Group, which distributes almost 700,000 copies weekly in Connecticut, Massachusetts and Rhode Island, had essentially flat results with the previous year. Savings from several title closures and expense reductions were

- --------------------------------------------------------------------------------

partially offset by increases in the number of advertising sales personnel.

A slight profit decline at the Oregon newspapers was more than offset by another record year for the Nickel Publications. These advertising-only tabloids posted an overall increase in 1993 operating income of 12 percent, following a 22 percent increase in 1992. Over 650,000 "Nickels" are distributed weekly through racks in supermarkets, convenience stores and other locations in Seattle-Tacoma, Spokane, Portland and Las Vegas. Glenn Cushman, who headed the Company's Northwest Publishing operations since the 1980 purchase of the Oregon Newspaper Group, retired in March. He was succeeded by Richard Anderson, formerly the group's General Manager.

The PennySavers, headquartered in Vista, California, had record operating income and profit margin in 1993. The soft California economy kept advertising revenues basically flat. However, sales increases in northern California, combined with production efficiencies in southern California resulting from the first full year in a new 90,000 square foot facility, helped generate the record earnings. The PennySavers distributes 2,000,000 copies of its publications in California each week.

Profits improved for the second consecutive year at Pennypower, which distributes 280,000 shoppers weekly in Wichita, Kansas, and Springfield, Missouri. A new yellow pages telephone directory was launched in Wichita and distributed in October to over 220,000 households.

Specialized Publications

The Company's specialized publishing operations consist of three units: the Diversified Publishing Group, Fairchild Publications and the Financial Services and Medical Group. Despite favorable results at many publications and excluding increased development expenses and dispositions, operating income declined 6 percent.

The Diversified Publishing Group reported increased revenues and operating income for 1993. The group essentially completed a repositioning and marked the year with the strategic acquisition of Grupo Editorial Expansion, S.A., the leading business publisher in Mexico.

Chilton Publications reorganized its magazines into five publishing groups to better serve its readers and advertisers. The new groups are Communications, Materials, Manufacturing, Retail, and Automotive/Transport. Four of the five groups reported increased revenues and operating income.

Expansion, acquired in 1993, publishes the biweekly business magazine Expansion, a monthly construction magazine and various bulletins and newsletters dealing with Mexican business and legal issues. This acquisition also gives Chilton Publications a platform to expand other publications in Latin America. Product Design and Development Europe, Warehousing and Commperspectives were new ventures begun in 1993, with four new publications planned for 1994.

Chilton Enterprises' research arm reorganized into four industry specialty groups: Healthcare, Consumer Products, Business and Industrial Services, and TEC (Telecommunications/ Entertainment/Computers). The automotive book division is completing the development of a CD-ROM version of its popular Chilton repair manuals and is currently demonstrating a promotional version in the marketplace.

The Agricultural Publishing Group showed increased revenues and operating income in many of its publications as well as in its insurance and farm shows. The year featured a successful launch of the annual outdoor Farmer Stockman show near Lubbock, Texas. An increase in agriculture data base clients and an investment in classified telemarketing also contributed to revenue growth.

Capital Cities/ABC
- --------------------------------------------------------------------------------

Despite a continuing soft local economy, Los Angeles magazine moved forward aggressively by introducing a cover-to-cover graphic makeover in September. Enthusiastic response to the new look contributed to a year-to-year increase of 16 percent in national advertising during the fourth quarter. The magazine also launched its first annual Environmental Pride Awards, a charitable event honoring outstanding achievements by local businesses and individuals.

National Insurance Law Service (NILS) surpassed all revenue and operating income expectations and delivered another record year. In 1993, NILS introduced a network version of its popular CD-ROM INSource service and formed a partnership to publish English translations of foreign laws.

Operating income at Fairchild Publications declined in 1993 due to continuing revenue softness in several key markets and expenses associated with the successful conversion of W to a sophisticated tabloid format. In addition to the format change, W reduced its frequency from 26 issues a year to 12. The reaction to the new W has been extremely positive, and newsstand sales have significantly increased. A modification of the new W product will be introduced in Europe this year, supplanting W Fashion Europe, which will result in substantial savings. Salon News, with a controlled circulation of 80,000, is expected to become profitable in its first full year of publication.

Operating income at the Financial Services and Medical Group declined by more than one-third. Significant gains at Institutional Investor, Inc. were more than offset by a substantial decline in operating income at the International Medical News Group.

Institutional Investor magazine received more awards for journalistic excellence than ever before. It launched two newsletters focusing upon defined contribution retirement plans and emerging markets. The Journal of Derivatives was created, and The Journal of Real Estate Finance was acquired. In late 1993, Bankstat, a unit of Bankers Trust Company, was purchased. Bankstat provides credit information on banks to financial institutions worldwide on CD-ROM. The first issue of Selling, a new magazine for professional salespeople, was published in July. Early indications from readers and advertisers have been positive.

As a consequence of the increasing pressure on the pharmaceutical industry to reduce prices to HMOs and other wholesale purchasers, pharmaceutical companies substantially reduced spending on advertising and marketing. While the International Medical News Group publications gained share in a declining market, revenues fell by more than 20 percent.

Capital Cities Capital

Early in 1993, Capital Cities Capital was established, and George M. Cain was named President. This unit, which reports to the President of the Publishing Group, seeks to exchange advertising time and space in any Company media property for equity interests in emerging growth companies. The acquisition of equity interests is made at market rates for the advertising provided. The goals of Capital Cities Capital are to help companies to grow and prosper through the intelligent use of advertising, to cultivate new customers for the Company's media properties and to earn a "venture capital" type of return.

Two transactions have been completed so far involving interests in Yes! Entertainment, a toy company, and Alpha Software, a software company. Several more investments are in the "letter of intent" stage. A number of additional transactions are under review, and the overall market response to the Capital Cities Capital concept has been quite favorable.

Capital Cities/ABC
- --------------------------------------------------------------------------------
Financial Overview

Management's Discussion and
Analysis of Results of Operations
and Financial Condition

Results of Operations--
1993 Compared to 1992

Consolidated net revenues for 1993 were $5,673,653,000, an increase of 6% from the $5,344,127,000 reported in 1992. Most of the Company's advertiser-supported businesses were positively affected by increased demand and an improvement in the economic environment. Broadcasting net revenues for 1993 were $4,663,215,000, compared with $4,265,561,000 in 1992, a 9% increase. Net revenues for the ABC Television Network increased moderately, principally due to an improved advertising marketplace, the absence of the telecast of the Winter and Summer Olympics on other networks, and higher sales of internally-produced product. ESPN reported significant revenue increases, primarily due to increased growth in both advertising sales and subscription fees, while television station and radio revenues increased moderately. Publishing revenues, excluding the effect of 1992 and 1993 acquisitions, dispositions and start-ups, increased 3% with gains at the newspaper operations and most of the specialized publications.

Total costs and expenses for 1993 were $4,811,504,000, compared with $4,622,322,000 in 1992, a 4% increase. Broadcasting costs in 1993 increased 7% from 1992. Costs and expenses for the ABC Television Network increased moderately in 1993, primarily as a result of increased provisions for reductions in staffing, a higher level of internally-produced programming and higher rights costs. Costs at ESPN increased significantly due to higher programming expenses and the start-up of ESPN2. Increased costs at the Company's television stations for programming and news were partially offset by the reversal of excess provisions for music license fees upon the resolution of a long-standing dispute with ASCAP. Radio expenses were up slightly in 1993. Excluding the effect of 1992 and 1993 acquisitions, dispositions and start-ups, Publishing Group expenses increased 4% from 1992. Higher newsprint and circulation expenses at the newspaper operations, and slight increases at the specialized publications contributed to the increase.

Operating income for 1993 was $862,149,000 compared with $721,805,000 in 1992, a 19% increase. The ABC Television Network reported a significant increase in operating earnings as did the radio operations and ESPN. The television stations reported a moderate increase in earnings. Excluding acquisitions, dispositions and start-ups, publishing operating earnings decreased 1% from the prior year.

Net financial expense (interest expense less interest income) for 1993 decreased $28,929,000 from 1992. Interest expense decreased $44,237,000 primarily as a result of a reduction of outstanding long-term debt. Interest income was $15,308,000 lower in 1993 due primarily to the use of cash for long-term debt redemptions and substantially lower rates of return on invested cash. Interest of $10,283,000 and $12,511,000 was capitalized in 1993 and 1992, respectively. Miscellaneous income decreased $26,822,000

[GRAPHIC APPEARS HERE]

Capital Cities/ABC
- --------------------------------------------------------------------------------

in 1993, mainly as a result of the absence of the nonrecurring net gain recorded in 1992 on the sale of the Company's interest in a German television network, partially offset by losses provided for or incurred on the disposal of certain nonoperating assets. The Company's effective tax rate was 43.6% in 1993 and 43.2% in 1992. The 1993 results include an increase in the federal tax provision of $12,000,000 ($0.73 per share) to reflect the requirements of the Omnibus Budget Reconciliation Act of 1993 ("Tax Act").

Consolidated net income before an extraordinary charge in 1993 and the cumulative effect of accounting changes in 1992 was $467,379,000 for the full year of 1993, compared with $389,328,000 earned in 1992. Earnings per share before these items were $28.53 in 1993, an increase of 22% from the $23.45 reported in 1992. Excluding the additional tax provision of $0.73 per share, 1993 earnings per share would have been $29.26, an increase of 25% from 1992. Average shares outstanding in 1993 were 16,380,000 compared with 16,600,000 in 1992. The decline reflected repurchases of the Company's common stock during 1992 and 1993.

During 1993, an extraordinary charge (after-tax) of $12,122,000, or $0.74 per share, was recorded relating to early debt redemptions. Results for 1992 included an after-tax noncash charge of $143,235,000, or $8.63 per share, to reflect the adoption of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Financial Accounting Standard No. 109, "Accounting for Income Taxes."

Results of Operations--
1992 Compared to 1991

Consolidated net revenues for 1992 were $5,344,127,000, down slightly from the $5,381,989,000 reported in 1991. Many of the Company's advertiser-supported businesses continued to be affected adversely by the weak economic environment.

Broadcasting net revenues for 1992 were $4,265,561,000 compared with $4,329,743,000 in 1991, a 1% decrease. Net revenues for the ABC Television Network were down slightly from 1991 principally because of the absence of revenues from the 1991 telecasts of Super Bowl XXV and four NFL postseason playoff games, as well as the continued weak marketplace, particularly in prime time. Television station revenues were up slightly, while those for the radio operations decreased moderately. Video operations reported revenue increases, primarily due to continued growth at ESPN. Publishing Group net revenues increased 3%, from $1,052,246,000 in 1991 to $1,078,566,000 in 1992, primarily because of increases at the newspaper operations.

Total costs and expenses of $4,622,322,000 for 1992 were flat with the $4,620,756,000 reported in 1991. Broadcasting costs in 1992 decreased slightly from 1991. Expenses for the ABC Television Network decreased 4%, primarily as a result of the absence of rights and production costs associated with the 1991 telecasts of the Super Bowl and NFL postseason playoff games. Excluding these items, television network costs were flat with 1991. Costs at ESPN increased modestly as a result of increased programming expenses. Costs for the television stations were also up modestly because of increases for syndicated programming and news coverage. Radio operating costs were down slightly in 1992. Costs and expenses in 1992 for the Company's publishing operations increased 1% from 1991. Continued declines in newsprint pricing and overall cost containment were responsible for the slight increase.

Operating income for 1992 was $721,805,000 compared with $761,233,000 in 1991, a 5% decline. Broadcasting operating income decreased 8% from 1991, with the ABC Television Network reporting a substantial decline in operating earnings. The television station and radio operations also reported small earnings declines in 1992, while ESPN showed a modest increase in

Capital Cities/ABC
- --------------------------------------------------------------------------------

earnings. Publishing earnings increased 11% in 1992 with increases reported at both the newspaper and specialized publishing operations.

Net financial expense (interest expense less interest income) for 1992 decreased $28,512,000 from 1991. Interest expense decreased $75,338,000, primarily because of a net reduction of approximately $735,000,000 of outstanding long-term debt. Interest income was $46,826,000 lower in 1992, due to substantially lower interest rates on invested cash and the use of cash for long-term debt reductions. Interest of $12,511,000 and $13,557,000 was capitalized in 1992 and 1991, respectively. Miscellaneous income increased $34,648,000 in 1992 mainly as a result of a gain on the sale of the Company's interest in a German television network. This gain was partially offset by losses provided for or incurred on the disposal of nonoperating real estate in New York City, together with the write-down of certain other nonoperating assets. The Company's effective tax rate was 43.2% in 1992 and 43.4% in 1991.

Consolidated income before the cumulative effect of accounting changes in 1992 and an extraordinary charge in 1991 was $389,328,000 for 1992, compared with $374,696,000 earned in 1991. Income per share before the cumulative effect of accounting changes and the extraordinary charge was $23.45 in 1992, an increase of 5% from the $22.33 reported in 1991. Average shares outstanding in 1992 were 16,600,000 compared with 16,780,000 in 1991. The decline reflected repurchases of the Company's common stock during 1991 and 1992.

During the fourth quarter and retroactive to January 1, 1992, the Company adopted two statements of Financial Accounting Standards which are required to be implemented by 1993. Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" requires that the Company provide for postretirement benefits, other than pensions, over the service lives of employees rather than on a cash basis as the benefits are paid. The Company recorded an after-tax, noncash charge of $54,817,000, or $3.30 per share, to recognize the accumulated obligation for eligible active and retired employees as of January 1, 1992. The adoption of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires a change to the liability method of accounting for deferred income taxes, required the provision of a noncash charge of $88,418,000, or $5.33 per share, to account for its deferred tax liability at January 1, 1992. Except for the cumulative effect of adopting the Standards as of January 1, 1992, these accounting changes did not have a material effect on previously reported quarters of 1992. The fourth quarter of 1991 included an extraordinary charge of $31,203,000 (net of income taxes), or $1.86 per share, relating to the cost of redeeming long-term debt prior to maturity.

Cash and Cash Flows

Net cash provided by operating activities was $641,257,000, an increase of $233,513,000 from the $407,744,000 reported in 1992. The increase was primarily attributable to higher 1993 income before the effect of an extraordinary charge and the cumulative effect of accounting changes and a decrease in net program licenses and rights, partially offset by changes in other working capital accounts.

Net cash provided by investing activities was $145,769,000, an increase of $11,119,000 from the $134,650,000 provided in 1992. The increase in cash provided by investing activities was a result of a substantial decrease in short-term investments in 1993, favorable net changes in noncurrent assets and liabilities, and lower capital spending. This was offset by increased acquisition activity in 1993 as well as the absence of sales of real estate and equity investments in the current year.

Capital Cities/ABC
- --------------------------------------------------------------------------------

Net cash used in financing activities was $1,209,671,000, an increase of $628,160,000 from the $581,511,000 used in 1992. The increase was primarily attributable to greater repurchases of the Company's common stock in 1993.

At December 31, 1993, cash and short-term cash investments were $264,283,000, a decrease of $422,645,000 from the prior year. However, after the inclusion of short-term investments, the balance at December 31, 1993 aggregated $438,106,000, a decrease of $759,667,000 from $1,197,773,000 at December 31,
1992. The Company's policy is very conservative with respect to investment of its cash. At December 31, 1993, all of the Company's cash was invested in highly liquid United States Government instruments with a weighted average life to maturity of 135 days. The Financial Accounting Standards Board requirements arbitrarily define cash equivalents as those investments with maturities at the date of purchase of three months or less. At December 31, 1993, $173,823,000 of the Company's investments did not meet the definition of a cash equivalent and are therefore classified in the consolidated financial statements as short-term investments. The Company believes that this distinction is not meaningful with respect to the statement of its cash and cash equivalents position.

Capital Expenditures and Program Commitments

In 1993, capital expenditures amounted to $97,788,000, down from the $114,736,000 spent in 1992. The largest portion of the 1993 spending was in the Company's broadcasting operations where $78,500,000 was spent. Broadcasting capital expenditures included $13,400,000 for facilities improvements and $65,100,000 for broadcast equipment to support current operations. In 1993, the Publishing Group spent $3,400,000 for facilities improvements and $15,300,000 for equipment for ongoing operations.

The Company anticipates that 1994 capital expenditures will approach $145,000,000, approximately $50,000,000 of which was deferred spending from 1993. Total anticipated capital spending includes $30,000,000 for facilities improvements and $115,000,000 for broadcast and publishing equipment to support ongoing operations.

As the operator of the ABC Television Network, ESPN and eight television stations, the Company expects to continue to enter into programming commitments to purchase the broadcast rights for various feature films, sports and other programming. Total commitments to purchase broadcast programming were approximately $3,702,000,000 at the end of 1993. This amount is substantially payable over the next four years. The Company plans to fund its operations and commitments from internally generated funds and, if needed, from various external sources of funds which are available.

Capital Structure

The Company's capital structure is made up of four components: stockholders' equity, interest-bearing debt, minority interest and deferred income tax liabilities.

Stockholders' equity amounted to $3,572,116,000 at December 31, 1993, a

[GRAPHIC APPEARS HERE]

- --------------------------------------------------------------------------------

decrease of $233,626,000 from the 1992 year-end total of $3,805,742,000. The decrease was attributable to repurchases of $715,010,000 of common stock, partially offset by $455,257,000 of net income and $29,365,000 from common stock issued under employee stock plans.

At December 31, 1993, total interest-bearing debt was $621,960,000, a net decrease of $494,023,000 from 1992. As more fully described in Note 2 to the Consolidated Financial Statements, total interest-bearing debt at December 31, 1993 includes $100,000,000 of commercial paper supported by a $1,000,000,000 bank revolving credit agreement, $500,000,000 of public notes and debentures with an aggregate average maturity of just under 17 years and $21,960,000 of other long-term debt. At December 31, 1993, the weighted average interest rates of the commercial paper and of the other public instruments was 3.4% and 8.8%, respectively. The Company plans to fund the repayment of its debt from internally generated funds and, if needed, from various external sources of funds which are available.

The Company's debt to total capital ratio at the end of each of the last five years was as follows:

                                   Total
(Dollars in millions)    Debt     capital  Ratio
                       --------   -------  -----
1993.................  $  622.0  $4,531.4   14%
1992.................   1,116.0   5,255.5   21%
1991.................   1,602.3   5,521.2   29%
1990.................   1,947.4   5,542.5   35%
1989.................   1,695.1   5,221.9   32%

The Company's return on average stockholders' equity improved to 12.1% in 1993 from 10.4% in 1992.

Since 1988, the Board of Directors of the Company has authorized the repurchase of up to 3,000,000 shares of the Company's common stock. The repurchases are made from time to time in the open market at prices then prevailing. As of February 28, 1994, the Company has repurchased 2,032,100 of its common stock under these authorizations for a total cost of $930,300,000, at an average cost of $458 per share. In addition to open market repurchases, on December 1, 1993, through a tender offer, the Company repurchased 1,095,000 shares of common stock at $630 per share.

Intangible Assets

At December 31, 1993, the Company's intangible assets, before accumulated amortization, totaled approximately $2,564,000,000, which accounted for approximately 41% of the Company's total assets.

Intangible assets represent the excess of the purchase price over the underlying fair market value of tangible assets acquired. In accordance with Accounting Principles Board Opinion No. 17, the Company amortizes substantially all intangible assets over periods of up to 40 years. This practice is arbitrarily mandated by Opinion No. 17 without regard to whether these assets have declined in value.

All of the Company's intangible assets have resulted from the acquisition of broadcasting and publishing properties. Historically, such intangible assets have substantially increased in value and have long and productive lives. We believe that the Company's intangible assets have appreciated in value, and that the requirements of Opinion No. 17, when applied to such broadcasting and publishing assets, understate net income and stockholders' equity. The amortization of intangible assets had the effect of reducing 1993 net income by approximately $57,800,000, or $3.53 per share. Historically, the amortization of substantially all intangible assets recorded prior to August 1993 was not deductible in computing income taxes to be paid. Subsequent to this date, under the Tax Act of 1993, directly acquired intangible assets will be deductible for income tax purposes over 15 years.

Capital Cities/ABC
- --------------------------------------------------------------------------------
Financial Summary 1983-1993

(Dollars in thousands except per share data)      1993         1992         1991
- --------------------------------------------   ----------   ----------   ----------
RESULTS FOR THE YEAR
  Net revenues
    Broadcasting............................   $4,663,215   $4,265,561   $4,329,743
    Publishing..............................    1,010,438    1,078,566    1,052,246
                                               ----------   ----------   ----------
      Total.................................    5,673,653    5,344,127    5,381,989
                                               ----------   ----------   ----------
  Operating income
    Broadcasting............................   $  778,077   $  619,317   $  669,708
    Publishing..............................      125,647      136,389      122,905
                                               ----------   ----------   ----------
      Income from operations................      903,724      755,706      792,613
    General corporate expense...............      (41,575)     (33,901)     (31,380)
                                               ----------   ----------   ----------
      Total.................................      862,149      721,805      761,233
                                               ----------   ----------   ----------
  Income before extraordinary items and
   cumulative effect of accounting
   changes (a)..............................   $  467,379   $  389,328   $  374,696
  Income per share before extraordinary
   items and cumulative effect of
   accounting changes (a)...................       $28.53       $23.45       $22.33
  Cash dividends per common share...........       $ 0.20       $ 0.20       $ 0.20
  Average shares (000's omitted)............       16,380       16,600       16,780
  Return on average stockholders'
   equity (b)...............................         12.1%        10.4%        10.7%
                                               ==========   ==========   ==========
SELECTED CASH FLOW DATA
  Cash provided
    Operations, before changes in operating
     assets and liabilities.................   $  643,499   $  502,882   $  512,882
    Proceeds from issuance of long-term debt           --           --      253,922
    Proceeds from dispositions of operating
     companies and equity investments.......       12,500      150,168        1,228
                                               ----------   ----------   ----------
  Cash applied
    Acquisition of operating companies and
     equity investments.....................   $  133,294   $    2,432   $   48,733
    Common stock purchased for treasury.....      715,010      118,410       83,714
    Capital expenditures....................       97,788      114,736      120,998
    Payments of long-term debt..............      504,873      486,327      599,302
    Dividends...............................        3,238        3,321        3,346
                                               ==========   ==========   ==========
AT YEAR-END
  Working capital...........................   $1,121,411   $1,637,763   $1,656,781
  Total assets..............................    5,792,618    6,522,159    6,695,712
  Long-term debt............................      621,960    1,115,983    1,602,259
  Stockholders' equity......................    3,572,116    3,805,742    3,654,833
  Number of shares outstanding (000's
   omitted).................................       15,383       16,444       16,639
  Price range of common stock
    Closing market price....................     $619 1/2     $507 3/4     $433 1/2
    High for the year.......................      643 3/4      521          503 1/2
    Low for the year........................      476          410 1/8      357 1/2
                                               ==========   ==========   ==========

(a) Extraordinary items amounted to charges of $12,122,000 ($0.74 per share) in 1993 and $31,203,000 ($1.86 per share) in 1991, and gains of $265,746,000
    ($16.35 per share) in 1986 and $7,585,000 ($0.58 per share) in 1984.
    Cumulative effect of accounting changes amounted to a charge of $143,235,000 ($8.63 per share) in 1992.
(b) Income before extraordinary items and cumulative effect of accounting changes, divided by average stockholders' equity.

- --------------------------------------------------------------------------------

   1990         1989         1988          1987         1986         1985         1984         1983
- ----------   ----------   -----------   ----------   ----------   ----------   ----------   ----------
$4,283,633   $3,899,989   $3,749,557    $3,433,749   $3,153,619   $  378,297   $  348,106   $  302,785
 1,101,969    1,057,405    1,023,896     1,006,597      970,755      642,583      591,616      459,510
- ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
 5,385,602    4,957,394    4,773,453     4,440,346    4,124,374    1,020,880      939,722      762,295
- ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------

$  830,457   $  836,149   $  722,171    $  632,910   $  474,535   $  150,970   $  144,182   $  124,696
   132,371      130,444      129,720       146,717      158,999      138,512      133,179      104,034
- ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
   962,828      966,593      851,891       779,627      633,534      289,482      277,361      228,730
   (39,613)     (44,081)     (35,862)      (33,637)     (30,856)     (11,981)      (9,849)      (8,366)
- ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
   923,215      922,512      816,029       745,990      602,678      277,501      267,512      220,364
- ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------

$  477,780   $  485,727   $  387,076    $  279,078   $  181,943   $  142,222   $  135,193   $  114,704

    $27.71       $27.25       $22.31        $16.46       $11.20       $10.87       $10.40        $8.53
    $ 0.20       $ 0.20       $ 0.20        $ 0.20       $ 0.20       $ 0.20       $ 0.20        $0.20
    17,240       17,825       17,350        16,950       16,250       13,080       13,000       13,455
      14.3%        15.4%        14.7%         13.4%         9.7%        17.5%        19.9%        19.6%
==========   ==========   ==========    ==========   ==========   ==========   ==========   ==========

$  672,705   $  701,269   $  558,633    $  468,380   $  268,162   $  223,296   $  196,600   $  169,363
   250,500        2,200          500            --    1,350,507      493,329       18,065      202,527

     5,018        7,490       19,072            --      703,378        7,222        5,000        3,200
- ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------

$   61,983   $   81,465   $   18,143    $   13,248   $3,162,661   $   51,109   $  146,843   $   22,016
   446,724      232,849        3,644           576        1,075          484       46,135       43,619
   120,812      193,542      153,413       116,309      153,082       75,384       53,866       47,595
     2,475        1,556        3,458       124,904      367,528        7,872       16,030       32,766
     3,417        3,538        3,427         3,231        3,219        2,595        2,570        2,656
==========   ==========   ==========    ==========   ==========   ==========   ==========   ==========

$1,919,944   $1,735,617   $1,504,954    $  640,574   $  416,230   $  830,986   $  240,985   $  265,847
 6,696,187    6,359,507    6,088,871     5,378,372    5,191,416    1,884,931    1,208,172    1,052,912
 1,947,390    1,695,071    1,693,543     1,696,901    1,821,805      714,298      222,995      220,960
 3,367,897    3,291,860    3,025,505     2,224,921    1,948,627      889,260      734,455      625,255
    16,759       17,534       17,999        16,193       16,126       12,998       12,867       13,103

  $459 1/8     $564 1/8     $362 1/4      $345         $267 1/2     $224 1/2     $164 5/8     $144
   633          568          369 3/4       450          279 3/4      229          174 1/2      157 1/2
   380          353          297           267 1/4      208 1/4      152 1/4      123 1/2      114 3/4
==========   ==========   ==========    ==========   ==========   ==========   ==========   ==========

Capital Cities/ABC
- --------------------------------------------------------------------------------
Consolidated Statement of Income

Years ended December 31, 1993, 1992
 and 1991
(Dollars in thousands except per share
 amounts)                                     1993         1992         1991
- ----------------------------------------   ----------   ----------   ----------
Net revenues............................   $5,673,653   $5,344,127   $5,381,989
                                           ----------   ----------   ----------
Costs and expenses
  Direct operating expenses.............    3,557,301    3,421,054    3,463,628
  Selling, general and administrative...    1,097,826    1,043,595      998,760
  Depreciation..........................       95,032       95,664       96,037
  Amortization of intangible assets.....       61,345       62,009       62,331
                                           ----------   ----------   ----------
                                            4,811,504    4,622,322    4,620,756
                                           ----------   ----------   ----------
Operating income........................      862,149      721,805      761,233
                                           ----------   ----------   ----------
Other income (expense)
  Interest expense......................      (59,772)    (104,009)    (179,347)
  Interest income.......................       36,650       51,958       98,784
  Miscellaneous, net....................      (10,648)      16,174      (18,474)
                                           ----------   ----------   ----------
                                              (33,770)     (35,877)     (99,037)
                                           ----------   ----------   ----------
Income before income taxes..............      828,379      685,928      662,196
                                           ----------   ----------   ----------
Income taxes
  Federal...............................      300,100      245,500      233,600
  State and local.......................       60,900       51,100       53,900
                                           ----------   ----------   ----------
                                              361,000      296,600      287,500
                                           ----------   ----------   ----------
Income before extraordinary charge and
 cumulative effect of accounting changes      467,379      389,328      374,696
Extraordinary charge, net of income
 taxes..................................      (12,122)          --      (31,203)
Cumulative effect of accounting changes,
 net of income taxes....................           --     (143,235)          --
                                           ----------   ----------   ----------
Net income..............................   $  455,257   $  246,093   $  343,493
                                           ==========   ==========   ==========

Income per share before extraordinary
 charge and cumulative effect of
 accounting changes.....................       $28.53       $23.45       $22.33
Extraordinary charge per share..........         (.74)          --        (1.86)
Cumulative effect of accounting changes
 per share..............................           --        (8.63)          --
                                           ----------   ----------   ----------
Net income per share....................       $27.79       $14.82       $20.47
                                           ==========   ==========   ==========

Average shares outstanding (000's
 omitted)...............................       16,380       16,600       16,780
                                           ==========   ==========   ==========

See accompanying notes

- --------------------------------------------------------------------------------
Consolidated Statement of Cash Flows

Years ended December 31, 1993, 1992
  and 1991
(Dollars in thousands)                        1993         1992        1991
- ----------------------------------------   -----------   ---------   ---------
Cash flows from operating activities
  Net income............................   $   455,257   $ 246,093   $ 343,493
  Adjustments to reconcile net income
   to net cash
    Noncash and nonoperating items
      Depreciation......................        95,032      95,664      96,037
      Amortization of intangible assets.        61,345      62,009      62,331
      Extraordinary charge, early debt
       redemption.......................        12,122          --      31,203
      Cumulative effect of accounting
       changes..........................            --     143,235          --
      Increase (decrease) in deferred
       liabilities .....................         7,995     (26,458)    (39,897)
      Other noncash and nonoperating
       items............................        11,748     (17,661)     19,715
                                           -----------   ---------   ---------
    Cash from operations before changes
     in operating assets and liabilities       643,499     502,882     512,882
    Decrease (increase) in program
     assets and liabilities, net........        29,722    (129,064)    171,371
    (Increase) in accounts receivable...       (57,895)     (2,842)    (13,151)
    Increase (decrease) in accounts
     payable, accrued expenses and
     other current liabilities..........         5,741      47,125     (83,156)
    Decrease (increase) in other
     operating assets, net..............        20,190     (10,357)       (398)
                                           -----------   ---------   ---------
Net cash provided by operating
 activities.............................       641,257     407,744     587,548
                                           -----------   ---------   ---------
Cash flows from investing activities
  Capital expenditures..................       (97,788)   (114,736)   (120,998)
  Acquisition of operating companies
   and equity investments...............      (133,294)     (2,432)    (48,733)
  Decrease in short-term investments....       337,022      99,413     187,143
  Proceeds from dispositions of
   operating companies and equity
   investments..........................        12,500     150,168       1,228
  Proceeds from disposition of real
   estate...............................            --      53,149          --
  Other investing activities, net.......        27,329     (50,912)     (4,171)
                                           -----------   ---------   ---------
Net cash provided by investing
 activities.............................       145,769     134,650      14,469
                                           -----------   ---------   ---------
Cash flows from financing activities
  Common stock purchased for treasury...      (715,010)   (118,410)    (83,714)
  Common stock issued under employee
   stock plans..........................        29,365      26,547      30,503
  Dividends.............................        (3,238)     (3,321)     (3,346)
  Payments of long-term debt............      (504,873)   (486,327)   (599,302)
  Premium on early redemption of debt...       (15,915)         --     (37,074)
  Proceeds from issuance of long-term
   debt.................................            --          --     253,922
                                           -----------   ---------   ---------
Net cash (used in) financing activities.    (1,209,671)   (581,511)   (439,011)
                                           -----------   ---------   ---------
Net (decrease) increase in cash and
 short-term cash investments............      (422,645)    (39,117)    163,006
Cash and short-term cash investments
  Beginning of period...................       686,928     726,045     563,039
                                           -----------   ---------   ---------
  End of period.........................   $   264,283   $ 686,928   $ 726,045
                                           ===========   =========   =========

See accompanying notes

Capital Cities/ABC
- --------------------------------------------------------------------------------
Consolidated Balance Sheet

December 31, 1993 and 1992
(Dollars in thousands)
- ---------------------------------------------
Assets                                             1993        1992
- ------                                          ----------  ----------
Current assets
  Cash and short-term cash investments.......   $  264,283  $  686,928
  Short-term investments.....................      173,823     510,845
  Accounts and notes  receivable (net of
   allowance for doubtful accounts of $44,650
   in 1993 and $35,114 in 1992)..............      881,955     820,115
  Program licenses and rights................      495,125     524,453
  Other current assets.......................      176,966     190,294
                                                ----------  ----------
    Total current assets.....................    1,992,152   2,732,635
                                                ----------  ----------

Property, plant and equipment, at cost
  Land.......................................      334,719     333,816
  Buildings and improvements.................      707,902     692,772
  Broadcasting and publishing equipment......      788,528     755,308
  Other, including construction-in-progress..      238,864     226,338
                                                ----------  ----------
                                                 2,070,013   2,008,234
  Less accumulated depreciation..............      751,286     692,250
                                                ----------  ----------
    Property, plant and equipment, net.......    1,318,727   1,315,984
                                                ----------  ----------

Intangible assets (net of accumulated
 amortization of $529,338 in 1993 and
 $469,602 in 1992)...........................    2,034,680   2,047,191
Program licenses and rights, noncurrent......      190,925     187,889
Other assets.................................      256,134     238,460
                                                ----------  ----------
                                                $5,792,618  $6,522,159
                                                ==========  ==========

See accompanying notes

- --------------------------------------------------------------------------------

Liabilities and Stockholders' Equity              1993        1992
- --------------------------------------------   ----------  ----------
Current liabilities
  Accounts payable..........................   $  144,249  $  141,045
  Accrued compensation......................      102,992      77,077
  Accrued interest..........................        9,574      22,521
  Accrued expenses and other current
   liabilities..............................      201,052     218,452
  Program licenses and rights...............      264,935     296,506
  Taxes on income...........................      142,640     135,398
  Long-term debt due within one year........        5,299     203,873
                                               ----------  ----------
    Total current liabilities...............      870,741   1,094,872

Deferred compensation.......................      109,649      93,435
Deferred income taxes.......................      240,935     249,154
Program licenses and rights, noncurrent.....       42,233      40,953
Other liabilities...........................      243,859     241,274
Long-term debt due after one year...........      616,661     912,110
                                               ----------  ----------
    Total liabilities.......................    2,124,078   2,631,798
                                               ----------  ----------

Minority interest...........................       96,424      84,619
                                               ----------  ----------
Stockholders' equity
  Preferred stock, no par value (4,000,000
   shares authorized).......................           --          --
  Common stock, $1 par value (80,000,000
   shares authorized).......................       18,394      18,394
  Additional paid-in capital................    1,030,634   1,031,607
  Retained earnings.........................    4,092,683   3,640,664
                                               ----------  ----------
                                                5,141,711   4,690,665

Less common stock in treasury, at cost
 (3,010,910 shares in 1993 and 1,949,733
 shares in 1992)............................    1,569,595     884,923
                                               ----------  ----------
    Total stockholders' equity...............   3,572,116   3,805,742
                                               ----------  ----------
                                               $5,792,618  $6,522,159
                                               ==========  ==========

Capital Cities/ABC
- --------------------------------------------------------------------------------
Consolidated Statement of Stockholders' Equity

Years ended December 31, 1993, 1992                 Additional
  and 1991                                 Common    paid-in      Retained     Treasury
(Dollars in thousands)                      stock    capital      earnings      stock        Total
- ----------------------------------------   -------  ----------   ----------   ----------   ----------
Balance January 1, 1991.................   $18,394  $  998,570   $3,057,745   $ (706,812)  $3,367,897

  Net income for 1991...................        --          --      343,493           --      343,493
  67,298 shares issued under Employee
   Stock Purchase Plan..................        --      17,475           --        8,970       26,445
  21,683 shares issued on exercise of
   employee stock options...............        --       1,150           --        2,908        4,058
  209,445 shares purchased for treasury.        --          --           --      (83,714)     (83,714)
  Cash dividends........................        --          --       (3,346)          --       (3,346)
                                           -------  ----------   ----------   ----------   ----------
Balance December 31, 1991...............    18,394   1,017,195    3,397,892     (778,648)   3,654,833

  Net income for 1992...................        --          --      246,093           --      246,093
  64,937 shares issued under Employee
   Stock Purchase Plan..................        --      14,870           --        9,064       23,934
  13,078 shares issued on exercise of
   employee stock options...............        --        (458)          --        3,071        2,613
  272,923 shares purchased for treasury.        --          --           --     (118,410)    (118,410)
  Cash dividends........................        --          --       (3,321)          --       (3,321)
                                           -------  ----------   ----------   ----------   ----------
Balance December 31, 1992...............    18,394   1,031,607    3,640,664     (884,923)   3,805,742

  Net income for 1993...................        --          --      455,257           --      455,257
  72,585 shares issued under Employee
   Stock Purchase Plan..................        --       1,023           --       26,437       27,460
  10,455 shares issued on exercise of
   employee stock options...............        --      (1,996)          --        3,901        1,905
  1,144,217 shares purchased for
   treasury.............................        --          --           --     (715,010)    (715,010)
  Cash dividends........................        --          --       (3,238)          --       (3,238)
                                           -------  ----------   ----------   ----------   ----------
Balance December 31, 1993...............   $18,394  $1,030,634   $4,092,683  $(1,569,595)  $3,572,116
                                           =======  ==========   ==========   ==========   ==========

See accompanying notes

- -------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

1. Accounting Policies

Principles of Consolidation--The consolidated financial statements include the accounts of all significant subsidiaries. Investments in other companies which are at least 20% owned are reported on the equity method. All significant intercompany accounts and transactions have been eliminated.

Property, Plant and Equipment - Depreciation--Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for tax purposes. Estimated useful lives for major asset categories are 10-55 years for buildings and improvements, 4-20 years for broadcasting equipment and 5-20 years for publishing machinery and equipment. Leasehold improvements are amortized over the terms of the leases.

Intangible Assets--Intangible assets consist of amounts by which the cost of acquisitions exceeded the values assigned to net tangible assets. The broadcasting and publishing intangible assets, all of which may be characterized as scarce assets with very long and productive lives, have historically increased in value with the passage of time. In accordance with Accounting Principles Board Opinion No. 17, substantially all of these intangible assets are being amortized over periods of up to 40 years, even though in the opinion of management there has been no diminution of value of the underlying assets.

Program Licenses and Rights--Program licenses and rights and related liabilities are recorded when the license period begins and the program is available for use. Television network and station rights for theatrical movies and other long-form programming are charged to expense primarily on accelerated bases related to the usage of the program. Television network series costs and multi-year sports rights are charged to expense based on the flow of anticipated revenue.

Short-Term Investments--Short-term investments consist of highly liquid U.S. Government instruments with original maturities in excess of three months and are carried at cost, which approximates market. Short-term investments which have a maturity of three months or less at the time of purchase are considered cash equivalents. The carrying amount of the short-term investments and cash equivalents approximates market value due to their short maturity.

Other--In November 1992, the Financial Accounting Standards Board issued Statement No. 112, "Employers' Accounting for Postemployment Benefits" and in May 1993 issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company will adopt both standards in 1994. The impact on the financial statements of such adoption is estimated not to be material.

Capital Cities/ABC
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements--(Continued)

2. Long-term Debt

Long-term debt at December 31, 1993 and 1992 is as follows (000's omitted):

                                   1993       1992
                                 --------  ----------
Commercial paper supported by
 bank revolving credit
 agreement.....................  $100,000  $  100,000
8 3/4% debentures due 2021.....   250,000     250,000
8 7/8% notes due 2000..........   250,000     250,000
8 3/4% sinking fund debentures
 due 2016......................        --     300,000
8 1/4% notes due 1996..........        --     200,000
Other long-term debt...........    21,960      15,983
                                 --------  ----------
                                 $621,960  $1,115,983
                                 ========  ==========

The aggregate payments of long-term debt outstanding at December 31, 1993, for the next five years, excluding commercial paper, are summarized as follows: 1994
- - $5,299,000; 1995 - $3,602,000; 1996 - $3,638,000; 1997 - $2,891,000;
1998 - $6,153,000.

Interest paid on long-term debt during 1993, 1992 and 1991 amounted to $83,002,000, $139,674,000 and $203,170,000, respectively.

A subsidiary of the Company has issued commercial paper, $100,000,000 of which was outstanding at December 31, 1993, at a weighted average interest rate of 3.4%. The commercial paper is supported by a $1,000,000,000 bank revolving credit agreement terminating on June 30, 1995, unless otherwise extended.

Under terms of the bank revolving credit agreement, the Company and its consolidated subsidiaries are required to maintain a consolidated net worth of $2,581,211,000 at December 31, 1993, increasing annually by 33 percent of the consolidated net income of the previous year. The commercial paper outstanding at December 31, 1993, is classified as long-term since the Company intends to renew or replace with long-term borrowings all, or substantially all, of the commercial paper. However, the amount of commercial paper outstanding in 1994 is expected to fluctuate and may be reduced from time to time. The Company has unconditionally guaranteed the commercial paper, and any borrowings which may be made by a subsidiary under the bank revolving credit agreement.

The 8 7/8% notes and the 8 3/4% debentures are not redeemable prior to maturity and are not subject to any sinking fund. During 1991, the Securities and Exchange Commission declared effective a shelf registration statement of the Company which allows for the issuance of up to $500,000,000 in additional debt securities.

During 1993, the Company redeemed $200,000,000 of 8 1/4% notes due 1996 and $300,000,000 of 8 3/4% sinking fund debentures due 2016. An extraordinary charge of $12,122,000 (net of income taxes of $7,706,000), or $0.74 per share, was recorded related to these redemptions. In 1991, the Company recorded an extraordinary charge of $31,203,000 (net of income taxes of $19,015,000), or $1.86 per share, upon the early redemption of certain other long-term debt, then outstanding.

The fair value of the Company's long-term debt, estimated based on the quoted market prices for similar issues or on the current rates offered to the Company for debt of similar remaining maturities, was approximately $702,000,000 and $1,175,000,000 at December 31, 1993 and 1992, respectively.

- -------------------------------------------------------------------------------

3. Employee Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees not covered by union plans. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide for pension benefits in accordance with the requirements of ERISA. Benefits are generally based on years of service and compensation. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8% at December 31, 1993 and 9% at December 31, 1992. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5% and 8%, respectively, in 1993 and 1992.

The components of net pension cost for 1993, 1992 and 1991 are as follows (000's omitted):

                                  1993       1992       1991
                                --------   --------   --------
Service cost of current period  $ 15,494   $ 15,077   $ 14,419
Interest cost on projected
 benefit obligation...........    42,499     39,548     36,512
Actual return on plan assets..   (39,731)   (42,650)   (72,147)
Net amortization and deferral.     2,561      5,864     36,664
                                --------   --------   --------
Net pension cost..............  $ 20,823   $ 17,839   $ 15,448
                                ========   ========   ========

The following table sets forth the pension plans' funded status and amounts recognized in the balance sheet at December 31, 1993 and 1992 (000's omitted):

                                                         1993       1992
                                                      ---------   ---------
Actuarial present value of accumulated plan benefits
 (including vested benefits of $479,332 in 1993 and
 $377,548 in 1992)..................................  $ 495,304   $ 393,132
                                                      =========   =========
Plan assets at fair value, primarily publicly traded
 securities and short-term cash investments.........  $ 522,096   $ 510,207
Projected benefit obligation for service rendered to
 date...............................................   (585,710)   (468,641)
                                                      ---------   ---------
Plan assets (less than) in excess of projected
 benefit obligation.................................    (63,614)     41,566
Prior service cost not yet recognized in net
 periodic pension cost..............................     39,493      29,918
Unrecognized net loss (gain) from past experience
 different from that assumed........................      6,095     (66,664)
Unrecognized net asset (transition amount) being
 recognized principally over 15 years...............    (14,547)    (17,428)
                                                      ---------   ---------
(Accrued) pension cost included in balance sheet....  $ (32,573)  $ (12,608)
                                                      =========   =========

For certain employees not covered by pension plans, the Company contributes to profit sharing plans. The profit sharing plans provide for contributions by the Company in such amount as the Board of Directors may annually determine. Contributions to the profit sharing plans of $6,045,000, $6,192,000 and $6,432,000 were charged to expense in 1993, 1992 and 1991, respectively.

The Company also has a Savings & Investment Plan which allows eligible employees to allocate up to 10% of salary, through payroll deduction, among a Company stock fund, a diversified equity fund and a fixed interest fund. The Company matches 50% of the employee's contribution, up to 5% of salary. In
1993, 1992 and 1991, the cost of this plan (net of forfeitures) was $11,204,000, $10,982,000 and $10,138,000, respectively.

In addition to the Company's defined benefit pension plans and qualified profit sharing plans, the Company provides certain postretirement medical and life insurance benefits to eligible retirees and dependents. Covered individuals include retired and active employees who have met certain age and service requirements at various dates during 1989. No other employees become eligible for postretirement benefits after these dates. The benefits are subject to deductibles, co-payment provisions and other limitations. The Company reserves the right to amend, modify or discontinue these plans in the future.

Capital Cities/ABC
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements--(Continued)

3. Employee Benefit Plans--(Continued)

In 1992, the Company adopted Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." In applying this statement, the Company recognized the full amount of the accumulated postretirement benefit obligation as of January 1, 1992 as a cumulative effect of an accounting change. The noncash charge to 1992 earnings was $54,817,000 (net of income taxes of $36,544,000), or $3.30 per share.

The accumulated postretirement benefit obligation was determined using an assumed discount rate of 8% at December 31, 1993 and 9% at December 31, 1992. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13%; the rate was assumed to decrease gradually to 5 1/2% by the year 2001 and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $10,370,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $1,120,000.

The following table sets forth the plans' amounts recognized in the consolidated balance sheet at December 31, 1993 and 1992 for the Company's defined postretirement benefit plans (other than pensions) (000's omitted):

                                          1993       1992
                                        --------   --------
Accumulated postretirement benefit
 obligation:
  Retirees............................  $ 58,165   $ 53,854
  Fully eligible active participants..    21,430     21,644
  Other active participants...........    22,126     18,710
                                        --------   --------
Total accumulated postretirement
 benefit obligation...................   101,721     94,208
Unrecognized net loss.................    (4,415)        --
                                        --------   --------
Accrued postretirement benefit cost...  $ 97,306   $ 94,208
                                        ========   ========

Net periodic postretirement benefit cost (other than pensions) for 1993 and 1992 consisted of the following components (000's omitted):

                                              1993    1992
                                             ------  ------
Service cost-benefits attributed to
 service during the period................   $1,232  $1,031
Interest cost on accumulated post-
 retirement benefit obligation............    8,141   7,961
                                             ------  ------
Net periodic postretirement benefit cost..   $9,373  $8,992
                                             ======  ======

4. Commitments

At December 31, 1993, the Company is committed to the purchase of broadcast rights for various feature films, sports and other programming aggregating approximately $3,702,000,000. The aggregate payments related to these commitments during the next five years are summarized as follows:

1994 -- $ 1,303,369,000;  1995 -- $ 751,210,000;
1996 -- $   624,585,000;  1997 -- $ 549,276,000;
1998 -- $   260,287,000.

The Company anticipates 1994 capital expenditures for property, plant and equipment will approximate $145,000,000.

Rental expense under operating leases amounted to $86,312,000, $92,820,000 and $93,089,000 for 1993, 1992 and 1991, respectively. Future minimum annual rental payments under non-cancelable leases are as follows (000's omitted):

                                         Capital   Operating
                                          leases     leases
                                        ---------  ---------
1994..................................  $   7,684   $ 57,770
1995..................................      7,401     45,617
1996..................................      7,017     40,490
1997..................................      6,107     37,203
1998..................................      5,652     34,335
1999 and thereafter...................    126,273    120,362
                                        ---------   --------
Minimum lease payments................    160,134   $335,777
                                                    ========
Imputed interest......................   (114,684)
                                        ---------
Present value of minimum lease
 payments.............................  $  45,450
                                        =========

Total minimum payments for operating leases have not been reduced for future minimum sublease rentals aggregating $8,566,000.

- --------------------------------------------------------------------------------

5. Segment Data

The Company's business operations are classified into two segments:
Broadcasting and Publishing. Broadcasting operations include the ABC Television Network and eight television stations, the ABC Radio Networks, radio stations, cable television programming and multimedia business activities. The Publishing segment includes newspapers, shopping guides, various specialized business periodicals and books, research services and data base publishing. There are no material product transfers between segments of the Company, and virtually all of the Company's business is conducted within the United States. The segment data is as follows (000's omitted):

                                             1993         1992         1991         1990          1989
                                          ----------   ----------   ----------   ----------    ----------
Broadcasting
Net revenues............................  $4,663,215   $4,265,561   $4,329,743   $4,283,633    $3,899,989
                                          ----------   ----------   ----------   ----------    ----------
  Direct operating costs................   3,762,988    3,523,143    3,537,676    3,331,316     2,943,321
  Depreciation..........................      75,424       76,406       75,883       75,088        74,333
  Amortization of intangible assets.....      46,726       46,695       46,476       46,772        46,186
                                          ----------   ----------   ----------   ----------    ----------
Total operating costs...................   3,885,138    3,646,244    3,660,035    3,453,176     3,063,840
                                          ----------   ----------   ----------   ----------    ----------
Income from operations..................  $  778,077   $  619,317   $  669,708   $  830,457    $  836,149
                                          ==========   ==========   ==========   ==========    ==========
Assets at year-end......................  $4,389,700   $4,357,152   $4,249,089   $4,250,540    $4,177,132
Capital expenditures....................      78,526       94,255      106,254      105,475       173,078

Publishing
Net revenues............................  $1,010,438   $1,078,566   $1,052,246   $1,101,969    $1,057,405
                                          ----------   ----------   ----------   ----------    ----------
  Direct operating costs................     851,787      908,791      895,402      934,022       891,542
  Depreciation..........................      18,385       18,072       18,084       18,363        17,971
  Amortization of intangible assets.....      14,619       15,314       15,855       17,213        17,448
                                          ----------   ----------   ----------   ----------    ----------
Total operating costs...................     884,791      942,177      929,341      969,598       926,961
                                          ----------   ----------   ----------   ----------    ----------
Income from operations..................  $  125,647   $  136,389   $  122,905   $  132,371    $  130,444
                                          ==========   ==========   ==========   ==========    ==========
Assets at year-end......................  $  824,369   $  777,512   $  886,482   $  916,346    $  899,499
Capital expenditures....................      18,657       20,276       13,878       14,450        13,015

Consolidated
Net revenues............................  $5,673,653   $5,344,127   $5,381,989   $5,385,602    $4,957,394
                                          ==========   ==========   ==========   ==========    ==========
Income from operations..................  $  903,724   $  755,706   $  792,613   $  962,828    $  966,593
  General corporate expense.............     (41,575)     (33,901)     (31,380)     (39,613)      (44,081)
                                          ----------   ----------   ----------   ----------    ----------
Operating income........................     862,149      721,805      761,233      923,215       922,512
  Interest expense......................     (59,772)    (104,009)    (179,347)    (168,859)     (174,417)
  Interest and miscellaneous, net.......      26,002       68,132       80,310       83,424       103,032
                                          ----------   ----------   ----------   ----------    ----------
Income before income taxes..............  $  828,379   $  685,928   $  662,196   $  837,780    $  851,127
                                          ==========   ==========   ==========   ==========    ==========
Assets employed by segments.............  $5,214,069   $5,134,664   $5,135,571   $5,166,886    $5,076,631
Cash investments and other corporate
 assets.................................     578,549    1,387,495    1,560,141    1,529,301     1,282,876
                                          ----------   ----------   ----------   ----------    ----------
Total assets at year-end................  $5,792,618   $6,522,159   $6,695,712   $6,696,187    $6,359,507
                                          ==========   ==========   ==========   ==========    ==========

Capital Cities/ABC
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements--(Continued)

6. Income Taxes

The Company adopted Financial Accounting Standard No. 109 (FAS 109) effective January 1, 1992. As a result of adopting FAS 109, net deferred taxes increased by $127,198,000 of which $88,418,000 was recorded as the cumulative effect of adopting the Statement.

The provision for taxes on income before the extraordinary charges for 1993 and 1991, and the cumulative effect of accounting changes for 1992 differs from the amount of tax determined by applying the federal statutory rate for the following reasons (000's omitted):

                                            1993             1992             1991
                                       --------------   --------------   --------------
                                        Amount     %     Amount     %     Amount     %
                                       --------  ----   --------  ----   --------  ----
Income before income taxes...........  $828,379         $685,928         $662,196
                                       ========         ========         ========
Income tax expense at statutory
 federal rate........................  $289,933  35.0   $233,216  34.0   $225,147  34.0
State and local income taxes, net
 of federal benefit..................    40,321   4.9     34,547   5.0     33,432   5.0
Amortization of intangibles..........    17,950   2.2     17,541   2.6     21,020   3.2
Other, net...........................    12,796   1.5     11,296   1.6      7,901   1.2
                                       --------  ----   --------  ----   --------  ----
Total................................  $361,000  43.6   $296,600  43.2   $287,500  43.4
                                       ========  ====   ========  ====   ========  ====

Income tax expense is comprised of the following (000's omitted):

                  1993       1992       1991
                --------   --------   --------
Federal
  Current...... $312,800   $274,900   $216,400
  Deferred.....  (12,700)   (29,400)    17,200
                --------   --------   --------
                 300,100    245,500    233,600
                --------   --------   --------
State and local
  Current......   65,500     57,400     50,500
  Deferred.....   (4,600)    (6,300)     3,400
                --------   --------   --------
                  60,900     51,100     53,900
                --------   --------   --------
Total.......... $361,000   $296,600   $287,500
                ========   ========   ========

Income taxes paid, net of refunds received, during 1993, 1992 and 1991 amounted to $341,587,000, $292,329,000 and $310,737,000, respectively.

Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax asset (recorded in other current assets on the balance sheet) and liability as of December 31, 1993 and 1992, are as follows (000's omitted):

                                         1993        1992
                                       ---------   ---------
Current
  Programming........................  $  33,140   $  41,475
  Other, net.........................     70,023      52,570
                                       ---------   ---------
Net current deferred tax asset.......  $ 103,163   $  94,045
                                       =========   =========
Noncurrent
  Deferred compensation..............  $  40,665   $  35,262
  Postretirement benefits other than
   pensions..........................     40,431      37,744
  Basis differences on prior
   business combinations.............   (258,511)   (257,190)
  Accelerated depreciation...........   (120,303)   (111,922)
  Other, net.........................     56,783      46,952
                                       ---------   ---------
Net noncurrent deferred tax liability  $(240,935)  $(249,154)
                                       =========   =========

- --------------------------------------------------------------------------------

7. Common Stock Plans

The Company has stock option plans under which certain key personnel have been granted the right to purchase shares of common stock over a 6-, 10- or 11-year period from the date of grant at prices equal to market value on the grant date. Each option is cumulatively exercisable as to 25% of the total shares represented thereby for each of the first four years after grant, provided that the individual remains in the employ of the Company. During 1991, the stockholders approved a plan authorizing the issuance of 500,000 shares, and at the same time canceled all previously authorized but unissued options. The following information pertains to the Company's stock option plans:

                                               1993                 1992                 1991
                                        ------------------   ------------------   ------------------
Outstanding options, beginning of year              35,746               39,124               61,107
Granted...............................              19,100               10,000                   --
Canceled or expired...................                (125)                (300)                (300)
Exercised.............................             (10,455)             (13,078)             (21,683)
                                                   -------              -------              -------
Outstanding options, end of year......              44,266               35,746               39,124
                                                   =======              =======              =======
Average price of options exercised
 during the year......................             $159.19              $175.71              $125.81
Exercise price of outstanding.........
 options, end of year.................  $131.13 to $634.75   $131.13 to $492.00   $131.13 to $383.38
Options exercisable, end of year......              17,666               24,396               36,274
Options available for future grant....             470,900              490,000              500,000

The Company has an Employee Stock Purchase Plan which allows eligible employees, through contributions of up to 15% of their compensation, to purchase shares at 85% of the lower of fair market value at the Grant Date or at the Purchase Date (normally one year subsequent). Employees purchased 72,585, 64,937 and 67,298 shares under the Plan in 1993, 1992 and 1991, respectively. As of December 31, 1993, 264,127 shares remain available to be purchased through the period ending April 1995.

The Company has an incentive compensation plan for certain of its employees under which amounts payable are based upon appreciation in the market price of the Company's common stock. Payments are made in either cash, common stock or a combination thereof, at the discretion of the Company.

8. Shareholder Rights Plan

In 1989, the Company adopted a Shareholder Rights Plan. The Plan becomes operative upon the occurrence of certain events involving the acquisition of 20% or more of the Company's common stock by any person or group in transactions not approved by the Company's Board of Directors. In the case of Berkshire Hathaway Inc., pursuant to an existing agreement, the threshold for activation of the Rights Plan is the acquisition of more than 30% of the Company's common stock. Upon the occurrence of such an event, each Right, unless redeemed by the Board, entitles its holder to purchase at the Right's exercise price of $2,000 a number of common shares of the Company, or in certain circumstances the acquiring company's common shares, having a market value of twice that price. The Rights expire in 1999.

Capital Cities/ABC
- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements--(Continued)

9. Quarterly Financial Data (Unaudited)

The following summarizes the Company's results of operations for each quarter of 1993 and 1992 (000's omitted, except per share amounts). The net income per share computation for each quarter and the year are separate calculations. Accordingly, the sum of the quarterly net income per share amounts may not equal the net income per share for the year.

                                                  First        Second       Third       Fourth
                                                 quarter      quarter      quarter      quarter       Year
                                               ----------   ----------   ----------   ----------   ----------
1993
Net revenues................................   $1,178,337   $1,438,826   $1,301,371   $1,755,119   $5,673,653
  Costs and expenses........................    1,037,401    1,168,140    1,153,339    1,452,624    4,811,504
                                               ----------   ----------   ----------   ----------   ----------
Operating income............................      140,936      270,686      148,032      302,495      862,149
  Interest expense..........................      (21,020)     (13,972)     (11,777)     (13,003)     (59,772)
  Interest and miscellaneous, net...........        3,778       10,463        6,316        5,445       26,002
                                               ----------   ----------   ----------   ----------   ----------
Income before income taxes..................      123,694      267,177      142,571      294,937      828,379
  Income taxes..............................       53,200      115,300       64,300      128,200      361,000
                                               ----------   ----------   ----------   ----------   ----------
Income before extraordinary charge..........       70,494      151,877       78,271      166,737      467,379
  Extraordinary charge......................      (12,122)          --           --           --      (12,122)
                                               ----------   ----------   ----------   ----------   ----------
Net income..................................   $   58,372   $  151,877   $   78,271   $  166,737   $  455,257
                                               ==========   ==========   ==========   ==========   ==========
Income per share
  Before extraordinary charge...............        $4.29   $     9.21        $4.75       $10.35   $    28.53
  Extraordinary charge......................         (.74)          --           --           --         (.74)
                                               ----------   ----------   ----------   ----------   ----------
Net income per share........................        $3.55        $9.21        $4.75       $10.35   $    27.79
                                               ==========   ==========   ==========   ==========   ==========
1992
Net revenues................................   $1,095,421   $1,391,321   $1,215,289   $1,642,096   $5,344,127
  Costs and expenses........................      997,501    1,122,592    1,098,806    1,403,423    4,622,322
                                               ----------   ----------   ----------   ----------   ----------
Operating income............................       97,920      268,729      116,483      238,673      721,805
  Interest expense..........................      (27,146)     (27,309)     (26,241)     (23,313)    (104,009)
  Interest and miscellaneous, net...........        4,472       30,495       21,018       12,147       68,132
                                               ----------   ----------   ----------   ----------   ----------
Income before income taxes..................       75,246      271,915      111,260      227,507      685,928
  Income taxes..............................       33,500      124,400       49,100       89,600      296,600
                                               ----------   ----------   ----------   ----------   ----------
Income before cumulative effect of
 accounting changes.........................       41,746      147,515       62,160      137,907      389,328
  Cumulative effect of accounting changes...     (143,235)          --           --           --     (143,235)
                                               ----------   ----------   ----------   ----------   ----------
Net income..................................   $ (101,489)  $  147,515   $   62,160   $  137,907   $  246,093
                                               ==========   ==========   ==========   ==========   ==========
Income per share
  Before cumulative effect of accounting
   changes..................................        $2.51        $8.84        $3.74        $8.38       $23.45
  Cumulative effect of accounting
    changes.................................        (8.63)          --           --           --        (8.63)
                                               ----------   ----------   ----------   ----------   ----------
Net income per share........................       $(6.12)       $8.84        $3.74        $8.38       $14.82
                                               ==========   ==========   ==========   ==========   ==========

- --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements--(Continued)

10. Common Stock and
    Stockholder Information (Unaudited)

As of February 28, 1994, the approximate number of holders of common stock was 8,610. Dividends of $.05 per share have been paid for each quarter of 1993 and 1992. The common stock is traded on the New York and Pacific Stock Exchanges. The high, low and closing prices of the Company's common stock for each quarter of 1993 and 1992 are as follows:

                                   1993                         1992
                        --------------------------  ----------------------------
                         High      Low     Close      High      Low       Close
                        -------  -------  --------  --------  --------  --------
1st quarter...........  531 3/4  476      530       $475      $410 1/8  $425
2nd quarter...........  551      500      503 1/8    487       413       450 7/8
3rd quarter...........  577      489 3/4  571        467 7/8   428 1/4   453 1/4
4th quarter...........  643 3/4  567      619 1/2    521       418 3/4   507 3/4

Report of Independent Auditors

The Board of Directors and Shareholders
Capital Cities/ABC, Inc.

We have audited the accompanying consolidated balance sheets of Capital Cities/ABC, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Cities/ABC, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 6 to the consolidated financial statements, in 1992, the Company changed its method of accounting for other postretirement benefits and income taxes.


New York, New York
February 28, 1994

Capital Cities/ABC
- --------------------------------------------------------------------------------
Report of Management

The management of Capital Cities/ABC, Inc. is responsible for the preparation of and the information included in the consolidated financial statements. These statements, including the accompanying notes, have been prepared in accordance with generally accepted accounting principles and include amounts which are based upon management's best estimates and judgments.

In recognition of its responsibility for the integrity and reliability of the data contained in the financial statements, management maintains a system of internal controls. Internal controls are designed to provide reasonable, but not absolute, assurance at an appropriate cost, that assets are safeguarded from loss or unauthorized use, and that the financial records are reliable for the preparation of financial statements.

The Audit Committee of the Board of Directors, which is composed of six outside directors, meets periodically with management, the independent auditors and the Company's internal auditors to ensure that each is carrying out its responsibilities. The Audit Committee reports its conclusions and recommendations to the Board of Directors. Both the independent and internal auditors have free and direct access to the Audit Committee.

The financial statements have been audited by the Company's independent auditors in accordance with generally accepted auditing standards. In that connection, the independent auditors develop and maintain an understanding of the Company's accounting controls and conduct such tests and related procedures as they deem necessary to render their opinion as to the fairness of the presentation in all material respects of the financial statements in conformity with generally accepted accounting principles.



                                       Thomas S. Murphy
                                       Chairman of the
                                       Board and Chief
                                       Executive Officer



                                       Ronald J. Doerfler
                                       Senior Vice President and
                                       Chief Financial Officer

- --------------------------------------------------------------------------------
Capital Cities/ABC

Corporate

Thomas S. Murphy, Chairman of the Board and
  Chief Executive Officer

John B. Fairchild, Executive Vice President; Chairman,
  Fairchild Publications Group

Robert A. Iger, Executive Vice President;
  President, ABC Television Network Group

Ronald J. Doerfler, Senior Vice President and
  Chief Financial Officer

Herbert A. Granath, Senior Vice President; President,
  Cable and International Broadcast Group

Michael P. Mallardi, Senior Vice President;
  President, Broadcast Group

Phillip J. Meek, Senior Vice President;
  President, Publishing Group

Stephen A. Weiswasser, Senior Vice President and
  General Counsel; President, Multimedia Group

David Westin, Senior Vice President; President of
  Production, ABC Television Network Group

Alan N. Braverman, Vice President and Deputy
  General Counsel

Allan J. Edelson, Vice President and Controller

David J. Vondrak, Vice President and Treasurer

Joseph M. Fitzgerald, Vice President, Investor Relations

James M. Goldberg, Vice President, Taxes

Robert T. Goldman, Vice President, Administration

Christine Hikawa, Vice President, Broadcast Standards and Practices

Andrew E. Jackson, Vice President, Corporate Affairs

Charles Keller, Vice President, Corporate Initiatives

Patricia J. Matson, Vice President, Corporate Communications

Jeffrey Ruthizer, Vice President, Labor Relations

William J. Wilkinson, Vice President and Executive
  Assistant to the Chairman

Philip R. Farnsworth, Secretary

Allen S. Bomes, Assistant Treasurer

                                  * * * * * *


ABC Television Network Group

Robert A. Iger, President

Peter Chrisanthopoulos, Executive Vice President

John J. Wolters, Senior Vice President


ABC Entertainment

Edward W. Harbert, President

Stuart J. Bloomberg, Executive Vice President

Ronald B. Sunderland, Executive Vice President

Judd L. Parkin, Senior Vice President

Mark A. Pedowitz, Senior Vice President

Donna L. Rosenstein, Senior Vice President

Alan B. Sternfeld, Senior Vice President

P. Thomas Van Schaick, Senior Vice President

Mark C. Zakarin, Senior Vice President


ABC Daytime

Patricia K. Fili-Krushel, President

Mary Alice Dwyer-Dobbin, Senior Vice President

William D. Herlihy, Senior Vice President


ABC Early Morning and Late Night

Philip R. Beuth, President


ABC Children's Programming

Jeanette B. Trias, President


ABC Television Network

Mark A. Mandala, President

Marvin F. Goldsmith, President, Sales & Marketing

Robert J. Cagliero, Executive Vice President

Lawrence S. Fried, Executive Vice President

George H. Newi, Executive Vice President


ABC News

Roone Arledge, President

Paul Friedman, Executive Vice President

Robert J. Murphy, Senior Vice President

William N. Temple, Senior Vice President

Richard C. Wald, Senior Vice President

Alan H. Wurtzel, Senior Vice President


ABC Sports

Dennis D. Swanson, President

Dennis Lewin, Senior Vice President

Robert H. Apter, Senior Vice President


Broadcast Operations & Engineering

Preston A. Davis, President

Michael C. Lang, Senior Vice President


Production

David Westin, President

ABC PRODUCTIONS

Brandon Stoddard, President

GREENGRASS PRODUCTIONS

ABC/KANE PRODUCTIONS

Dennis B. Kane, President

- --------------------------------------------------------------------------------
Capital Cities/ABC

Broadcast Group

Michael P. Mallardi, President


Television Stations

Lawrence J. Pollock, President

Robert O. Niles, Vice President

WABC-TV (New York, NY)
  Walter C. Liss, Jr., President, General Manager

KABC-TV (Los Angeles, CA)
  G. Alan Nesbitt, President, General Manager

WLS-TV (Chicago, IL)
  Joseph J. Ahern, President, General Manager

WPVI-TV (Philadelphia, PA)
  Thomas P. Kane, President, General Manager

KGO-TV (San Francisco, CA)
  James G. Topping, President, General Manager

KTRK-TV (Houston, TX)
  James E. Masucci, President, General Manager

WTVD (Durham-Raleigh, NC)
  Timothy J. Bennett, President, General Manager

KFSN-TV (Fresno, CA)
  Marc Edwards, President, General Manager

NATIONAL TELEVISION SALES

John B. Watkins, President


Radio

James P. Arcara, President


ABC Radio Networks

Robert F. Callahan, Jr., President

Bart W. Catalane, Executive Vice President

David M. Kantor, Executive Vice President


Radio Stations--Group I

Don P. Bouloukos, President

WABC-AM (New York, NY)
  Don P. Bouloukos, President, General Manager

WPLJ-FM (New York, NY)
  J. Mitchell Dolan, President, General Manager

KABC-AM (Los Angeles, CA)
  George Green, President, General Manager

KLOS-FM (Los Angeles, CA)
  Bill Sommers, President, General Manager

KGO-AM (San Francisco, CA)
  Michael Luckoff, President, General Manager

WJR-AM (Detroit, MI)
  James E. Long, President, General Manager

WHYT-FM (Detroit, MI)
  John E. Cravens, President, General Manager

KQRS-AM/FM (Minneapolis, MN)
  Mark S. Steinmetz, President, General Manager


Radio Stations--Group II

Norman S. Schrutt, President

WLS-AM/FM (Chicago, IL)
  Thomas R. Tradup, President, General Manager

WMAL-AM (Washington, DC)
  Thomas J. Bresnahan, President, General Manager

WRQX-FM (Washington, DC)
  James M. Robinson, President, General Manager

WBAP-AM (Fort Worth-Dallas, TX)
  William J. Hare, President, General Manager

KSCS-FM (Fort Worth-Dallas, TX)
  Victor J. Sansone, President, General Manager

WKHX-AM/FM (Atlanta, GA)
WYAY-FM (Atlanta, GA)
  Norman S. Schrutt, President, General Manager

                                  * * * * * *

Cable and International Broadcast Group

Herbert A. Granath, President

John T. Healy, Executive Vice President

ESPN (Bristol, CT)

  Steven M. Bornstein, President

ABC INTERNATIONAL OPERATIONS (New York, NY)

John T. Healy, President

Richard F. Spinner, President and Managing
  Director, European Operations

ABC DISTRIBUTION (New York, NY)

  Joseph Y. Abrams, President

DIC ENTERTAINMENT (Los Angeles, CA)

 Andrew Heyward, President

ARTS & ENTERTAINMENT (New York, NY)

LIFETIME (New York, NY)

- --------------------------------------------------------------------------------
Capital Cities/ABC

Capital Cities/ABC Multimedia Group

Stephen A. Weiswasser, President

Bruce Maggin, Executive Vice President


CAPITAL CITIES/ABC VIDEO PUBLISHING (Stamford, CT)

Jon R. Peisinger, President

                                  * * * * * *

Publishing Group

Phillip J. Meek, President


Newspapers

THE KANSAS CITY STAR (Kansas City, MO)
  Robert C. Woodworth, President, Publisher

FORT WORTH STAR-TELEGRAM (Fort Worth, TX)
  Richard L. Connor, President, Publisher

THE OAKLAND PRESS GROUP (Pontiac, MI)
  Bruce H. McIntyre, President, Publisher

BELLEVILLE NEWS-DEMOCRAT GROUP (Belleville, IL)
  Gary L. Berkley, President, Publisher

THE TIMES LEADER GROUP (Wilkes-Barre, PA)
  Dale A. Duncan, President, Publisher

OREGON NEWSPAPER GROUP (Albany, OR)
  Richard F. Anderson, President

NEW ENGLAND NEWSPAPER GROUP (Canton, Guilford,
  Milford, North Haven and West Hartford, CT; Marshfield and Cape Cod, MA; and Kingston, RI)
  John E. Coots, Group Executive


SHOPPING GUIDES

Wesley R. Turner, Group Executive

PENNYSAVERS (Orange and San Diego
  Counties, Sacramento and Stockton, CA)
  William E. Carman, President

PENNYPOWER SHOPPING NEWS (Wichita, KS and
  Springfield, MO)
  Michael T. Blasi, President

NORTHWEST NICKELS (Seattle-Tacoma and
  Spokane, WA; Portland, OR; Las Vegas, NV)


Specialized Publications

DIVERSIFIED PUBLISHING GROUP
  Ann Maynard Gray, President

AGRICULTURAL PUBLISHING GROUP (Carol Stream, IL)
  Allan R. Johnson, President

CHILTON ENTERPRISES (Radnor, PA)
  David S. Loewith, President

CHILTON PUBLICATIONS (Radnor, PA)
  Leon C. Hufnagel, President

LOS ANGELES MAGAZINE (Los Angeles, CA)
  Geoff Miller, Publisher

NILS PUBLISHING COMPANY (Chatsworth, CA)
  William H. Bang, President


FAIRCHILD PUBLICATIONS GROUP (New York, NY)
  John B. Fairchild, Chairman and Editorial Director
  Michael F. Coady, President


FINANCIAL SERVICES AND MEDICAL GROUP
  Peter A. Derow, President

INSTITUTIONAL INVESTOR (New York, NY)
  Peter A. Derow, President

INTERNATIONAL MEDICAL NEWS  GROUP (Short Hills, NJ)
  Thomas Fowler, President


CAPITAL CITIES CAPITAL
  George M. Cain, President

- --------------------------------------------------------------------------------
Executive Officers

Thomas S. Murphy
Chairman of the Board and
Chief Executive Officer

John B. Fairchild
Executive Vice President;
Chairman, Fairchild
Publications Group

Robert A. Iger
Executive Vice President;
President, ABC Television
Network Group

Ronald J. Doerfler
Senior Vice President and
Chief Financial Officer

Herbert A. Granath
Senior Vice President;
President, Cable and
International Broadcast
Group

Michael P. Mallardi
Senior Vice President;
President, Broadcast
Group

Phillip J. Meek
Senior Vice President;
President, Publishing Group

Stephen A. Weiswasser
Senior Vice President and
General Counsel; President,
Multimedia Group

David Westin
Senior Vice President;
President of Production,
ABC Television Network
Group

- --------------------------------------------------------------------------------
Board of Directors

THOMAS S. MURPHY 1,4
Chairman of the Board and Chief Executive Offer

ROBERT P. BAUMAN 3*
Chief Executive, SmithKline Beecham, p.l.c.

NICHOLAS F. BRADY 3
Chairman and Chief Executive Officer, Darby
Overseas Investments, Ltd.; Former Secretary of the United States Department of the Treasury

WARREN E. BUFFETT 4*
Chairman of the Board and Chief Executive Officer,
Berkshire Hathaway Inc.

DANIEL B. BURKE 1,4
Retired President and Chief Executive Officer,
Capital Cities/ABC, Inc.

FRANK T. CARY 2
Former Chairman of the Board and Chief Executive
Officer, International Business Machines Corporation

JOHN B. FAIRCHILD
Executive Vice President
Chairman, Fairchild Publications Group

LEONARD H. GOLDENSON 1*
Chairman of the Executive Committee;
Retired Chairman of the Board and Chief Executive
Officer, American Broadcasting Companies, Inc.

FRANK S. JONES 2
Ford Professor of Urban Affairs, Emeritus
Massachusetts Institute of Technology

ANN DIBBLE JORDAN 2
Former Director of Social Service Department,
University of Chicago Medical School

JOHN H. MULLER, JR. 1,2*,3
Chairman of the Executive Committee, former Chairman of the Board and Chief Executive Officer, General Housewares Corp.

WYNDHAM ROBERTSON 2
Vice President for Communications,
University of North Carolina

M. CABELL WOODWARD, JR. 1,2
Retired Vice Chairman and Chief Financial Officer,
ITT Corporation


Director Emeritus

GERALD DICKLER
Former Senior Counsel,
Hall, Dickler, Lawler, Kent & Friedman,
Attorneys at Law

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Finance Committee

* Committee Chairman

- ----------------------------------------

Transfer Agent and Registrar

Harris Trust Company of New York
77 Water Street
New York, New York 10005

The Company's Common Stock is listed for trading on the New York and Pacific Stock Exchanges (Symbol: CCB)

LOGO

This report is printed entirely on recycled paper

Capital Cities/ABC, Inc.
77 West 66th Street
New York, New York 10023-6298
(212) 456-7777

Annual Report Exhibits (the title of each graph is self-explanatory):

On Page 1 of the Annual Report, there is a bar chart entitled "Income before extraordinary items and cumulative effect of accounting changes." The plot points are as follows:

1986   1987   1988   1989   1990   1991   1992   1993
- -----  -----  -----  -----  -----  -----  -----  -----
181.9  279.1  387.1  485.7  477.8  374.7  389.3  467.4

On Page 1 of the Annual Report, there is a bar chart entitled "Income per share before extraordinary itesm and cumulative effect of accounting changes." The plot points are as follows:

1986   1987   1988   1989   1990   1991   1992   1993
- -----  -----  -----  -----  -----  -----  -----  -----
11.20  16.46  22.31  27.25  27.71  22.33  23.45  28.53

On Page 8 of the Annual Report, there is a bar chart entitled "Broadcasting - Net Revenues." The plot points are as follows:

 1986     1987     1988     1989     1990     1991     1992      1993
- -------  -------  -------  -------  -------  -------  -------  -------
3,153.6  3,433.7  3,749.6  3,900.0  4,283.6  4,329.7  4,265.6  4,663.2

On Page 8 of the Annual Report, there is a bar chart entitled "Broadcasting - Operating Income." The plot points are as follows:

1986     1987     1988     1989     1990     1991     1992     1993
- -----    -----    -----    -----    -----    -----    -----    -----
474.5    632.9    722.2    836.1    830.5    669.7    619.3    778.1

On Page 17 of the Annual Report, there is a bar chart entitled "Publishing - Net Revenues." The plot points are as follows:

1986      1987     1988     1989     1990     1991     1992     1993
- -----    -------  -------  -------  -------  -------  -------  -------
970.8    1,006.6  1,023.9  1,057.4  1,102.0  1,052.2  1,078.6  1,010.4

On Page 17 of the Annual Report, there is a bar chart entitled "Publishing - Operating Income." The plot points are as follows:

1986     1987     1988     1989     1990     1991     1992     1993
- -----    -----    -----    -----    -----    -----    -----    -----
159.0    146.7    129.7    130.4    132.4    122.9    136.4    125.6

On Page 21 of the Annual Report, there is a bar chart entitled "Operating Income." The plot points are as follows:

1986     1987     1988     1989     1990     1991     1992     1993
- -----    -----    -----    -----    -----    -----    -----    -----
602.7    746.0    816.0    922.5    923.2    761.2    721.8    862.1

On Page 24 of the Annual Report, there is a bar chart entitled "Capital Expenditures." The plot points are as follows:

1986     1987     1988     1989     1990     1991     1992     1993
- -----    -----    -----    -----    -----    -----    -----    -----
153.1    116.3    153.4    193.5    120.8    121.0    114.7     97.8