Form 10-K, Exhibit 13
CAPITAL CITIES ABC INC /NY/
filed 1995-03-29
CIK 17109

                                                                      EXHIBIT 13


Capital Cities/ABC, Inc.
------------------------




                                     40th




1994 Annual Report

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

--------------------------------------------------------------------------------
OPERATING HIGHLIGHTS

                                                    1994             1993
                                               --------------   --------------
Net revenues                                   $6,379,237,000   $5,673,653,000
                                               --------------   --------------
Operating income                               $1,238,811,000   $  862,149,000
                                               --------------   --------------
Income before extraordinary charge             $  679,814,000   $  467,379,000
                                               --------------   --------------
Income per share before extraordinary
 charge                                                 $4.42            $2.85*
                                               --------------   --------------
Average shares outstanding                        153,890,000      163,800,000*
                                               --------------   --------------

--------------------------------------------------------------------------------
Income Before Extraordinary Items and Cumulative Effect of Accounting Changes

$ Millions
 1986   1987   1988   1989   1990   1991   1992   1993   1994
-----  -----  -----  -----  -----  -----  -----  -----  -----
181.9  279.1  387.1  485.7  477.8  374.7  389.3  467.4  679.8

--------------------------------------------------------------------------------
Income Per Share Before Extraordinary Items and Cumulative Effect of Accounting Changes*

 1986   1987   1988   1989   1990   1991   1992   1993   1994
-----  -----  -----  -----  -----  -----  -----  -----  -----
$1.12  $1.65  $2.23  $2.72  $2.77  $2.23  $2.34  $2.85  $4.42

*Restated to reflect June 1994 ten-for-one stock split

Capital Cities/ABC
--------------------------------------------------------------------------------
TO OUR SHAREHOLDERS

The year 1994 was an exceptional one for Capital Cities/ABC. While marking our 40th anniversary, the Company's operations achieved record results. Strong performances by all of our major businesses, healthy marketplace conditions and continued focus on cost control produced our most successful year ever.

Earnings per share were a record $4.42, an increase of 55 percent from the $2.85 reported in 1993. Per share results in both years reflect the Company's ten-for-one common stock split in June 1994. Revenues increased 12 percent to $6,379,000,000, also a record, and substantially higher than our 1994 expectations. Costs increased 7 percent, and operating income grew 44 percent to a record $1,239,000,000. Our operations were able to capitalize on the record revenues by converting $377,000,000, or 53 percent of the year's revenue gain, into operating income. This compares to a 42 percent conversion in 1993.

A summary of the Company's results for 1994 compared with 1993 follows:

                                                Percent
(Dollars in millions)       1994       1993      change
                          --------   --------   --------
Net revenues              $  6,379   $  5,674      12%
                          --------   --------
  Operating costs            4,968      4,656       7%
  Depreciation                 109         95      15%
  Amortization                  63         61       3%
                          --------   --------
Total costs                  5,140      4,812       7%
                          --------   --------
Operating income             1,239        862      44%
Interest/other, net            (34)       (34)      -
                          --------   --------
Income before taxes          1,205        828      46%
Income taxes                  (525)      (361)     45%
                          --------   --------
Net income                $    680   $    467 *    46%
                          ========   ========
Income per share          $   4.42   $   2.85 *    55%

Average shares (000)       153,890    163,800      (6)%

---------
*Before 1993 extraordinary charge

For several years we have emphasized how important new business investment and funding are to the Company's future. As technology evolves, the need to create additional business opportunities increases.

As a group, our new businesses -- those initiated within the past five years -- achieved better than anticipated results. We also aggressively invested in the following new initiatives during the past year:

. In November, Capital Cities/ABC and DreamWorks SKG, an entertainment company formed by Steven Spielberg, Jeffrey Katzenberg and David Geffen, created a new television studio to produce programming for all aspects of the television business, including network, cable and first-run syndication, and for all broadcast dayparts. Our new partners are among the most creative and most successful executives in the entertainment business and will greatly enhance our ability to own and control more content -- one of our top priorities.

. The Company has also signed an agreement to purchase two VHF television stations in Flint, Michigan, and Toledo, Ohio for $155,000,000. The purchase is expected to be completed in 1995 and will increase the national coverage of our owned television stations division to 24.5 percent of the country. Separately, the Company acquired a 14 percent interest in Young Broadcasting Company through the purchase of non-voting common stock and warrants for $25,000,000. Young now owns five ABC affiliates; these stations, however, do not count against the Federal Communication Commission's ownership limitations. These limitations, which restrict any company from owning more than 12 television stations or reaching more than 25 percent of the nation's television homes, are currently under review by the FCC.

. ESPN, which currently reaches 63,500,000 U.S. households, greatly expanded its international distribution and programming during the year and now reaches almost 70,000,000 homes in 130 foreign countries. In 1994, ESPN's principal international expansion was in Asia. ESPN2's subscribers increased to more than 17,000,000 homes at year-end 1994,

--------------------------------------------------------------------------------

  compared with the 10,000,000 homes with which it debuted in October 1993. In January 1995, ESPN purchased an 80 percent interest in SportsTicker, a 24-hour, real-time sports news and information service.

. During the year, the Company acquired an additional equity interest in Lifetime Television for $159,000,000, bringing its ownership up to 50 percent from its previous 33 1/3 percent level. The basic cable network industry has grown faster than most segments of the media, and Lifetime has fully participated in this growth. The service now reaches 58,400,000 households with its special interest programming for women.

. The Cable and International Broadcast Group's foreign media joint ventures, particularly RTL 2, a German television network, and Eurosport, a pan-European sports service, made substantial progress in 1994 and are now expected to become profitable sooner than originally predicted. In addition, the Group, together with recently acquired DIC Entertainment, became the first American supplier to regularly broadcast a children's television programming service in China. It is estimated that 45 percent of China's available television households will have access to the new service.

. The Publishing Group continued to expand its revenue sources, developing new niche products, trade shows, newsletters and CD-ROM applications.

. The radio division purchased two stations, KMPC-AM in Los Angeles and KSFO-AM in San Francisco, in the beginning of 1995. This gives the division duopoly AMs in both markets. Our radio stations reach just over 24 percent of U.S. households.

. The Multimedia Group had a particularly active year. Its initiatives included:
  ABC Online, a new interactive service for American Online subscribers; a joint venture with Electronic Arts, Inc. to publish entertainment and educational software for personal computers and video game players; as well as several joint ventures in the interactive television and destination-based entertainment fields. Venture partners include IMAX Corp., NTN Communications, Inc. and several telephone companies.

Total pre-tax investment and funding of losses for domestic start-ups and international media joint ventures was $100,000,000 in 1994, compared with $80,000,000 of such losses in 1993. The after-tax loss from our share of these activities was approximately $0.40 and $0.30 per share, in 1994 and 1993, respectively. The Company's total investment spending and funding of such losses over the past five years now approximates $325,000,000. This spending is critical to our future growth. It also demonstrates how important the Company's predictable cash flow and healthy balance sheet are in funding such investments and in evaluating additional opportunities.

Over the past five years, the Company has earned approximately $4,500,000,000 of operating income. In 1994, the amount was a record $1,239,000,000. Net financial expense (interest expense less interest income) was $31,000,000, down dramatically from the $81,000,000 as recently as 1991. Debt outstanding at year-end 1994 was relatively unchanged from 1993 at $615,000,000 and represents only 12 percent of total capital. Dividend payments increased subsequent to the ten-for-one stock split in June, as the Company declared that its annual dividend would remain at $0.20 per share. This is the equivalent of a $2.00 per share annual dividend rate on pre-split common stock.

Capital Cities/ABC's return on average stockholders' equity improved to 17.3% in 1994 from 12.1% in 1993. This came as a result of the significant increase in 1994 net income combined with the full year impact of 1993 share repurchases.

Capital Cities/ABC
--------------------------------------------------------------------------------

The Company's 1994 free cash flow (net income plus depreciation, amortization and other noncash items, less capital expenditures and net programming investment) exceeded $800,000,000, which is significantly larger than most companies of our size. Free cash flow is a principal standard we use to measure the health of the Company. In most years, free cash flow has been greater than net income, and this was also the case in 1994. Unlike most industrial companies, Capital Cities/ABC's reported net income translates into cash, even after all of its reinvestment needs are met. The ability to generate cash, combined with manageable debt service requirements and approximately $1,000,000,000 in cash and short-term investments, resulted in an upgrade in our debt rating in 1994 by the three primary credit ratings agencies. The financial strength which this underscores will facilitate our pursuit of additional acquisitions and internal growth opportunities. In the near-term, we continue to target several areas for future growth: television program ownership, international media joint ventures, additional television and radio stations and multimedia services.

Business conditions for our operations were the best they have been for many years, and our properties took full advantage.

The ABC Television Network achieved record revenues and profits. National advertiser demand was strong throughout the year across virtually all dayparts. The network's competitive audience delivery, especially with adults 18-49, further enhanced revenue growth. Network television industry revenues grew by 9 percent while ABC Television Network revenues increased 11 percent.

The 1994-95 prime-time upfront selling season was as robust as it has ever been, exceeding $4,400,000,000 for the four television networks. Although the automotive, telecommunications and movie industries increased their spending most noticeably over last year, the marketplace improvement was broad-based. Network scatter pricing commanded healthy premiums over upfront levels throughout 1994, especially in the second half of the year. It was particularly strong in prime time and daytime -- two dayparts which together accounted for over half the network's total sales. ABC's share of the young adult audiences, sought by advertisers in each daypart, was most competitive.

One significant development during the year will affect the network's 1995 performance. Affiliate compensation fees paid to the network's 225 primary affiliates to maintain national distribution for advertisers will rise approximately 50 percent in 1995. There were several major market affiliate switches which affected all of the networks. This ignited an intense competition to sign major market affiliates and group broadcasters to long-term contracts at higher rates of compensation. Most of these affiliate switches will take place during 1995. Approximately 10 percent of the network's 99.9 percent national coverage will be affected by affiliate changes. The impact on audience delivery during the first half of the 1994-95 season has been minimal.

The Broadcast Group's three operating divisions all reported record revenues and profits in 1994. The eight owned television stations benefited from vastly improved national and local advertising demand and strong ratings performance. In addition, political advertising was much stronger than anticipated, particularly in New York and California. Station profit margins, probably the best in the industry, improved again in 1994. The television stations division is the Company's largest profit contributor.

At the radio operations, both the ABC Radio Networks and the owned radio stations experienced record years. The ABC Radio Networks expanded domestic and international programming in 1994 and now provide over 30 distinct news and entertainment programs to more than 100,000,000 listeners per week. The owned

--------------------------------------------------------------------------------

radio stations also had a very successful 1994. They are now stronger competitively than they have been for many years, particularly with duopoly FMs in both Atlanta and Minneapolis. Improved advertiser demand combined with better ratings in most markets produced revenue and profit gains well above anticipated levels. The FCC has been gradually relaxing its station ownership restrictions. By late 1994, the number of stations an individual operator could own was 40 -- 20 AMs and 20 FMs. As mentioned previously, the Company has added two additional AMs in 1995 and is evaluating other markets as well. The Company now owns 11 AM and 10 FM radio stations.

The Cable and International Broadcast Group, which manages the Company's interests in domestic cable television networks and international media joint ventures, had another year of extraordinary growth. ESPN's revenues and profits were at their best levels ever, up dramatically over last year. ESPN's results included substantial start-up losses for ESPN2's first full year of operation and losses for further international expansion, particularly in Asia. The A&E Television Network also showed marked growth and now reaches 55,800,000 homes. The History Channel, a new cable service from A&E, premiered in January 1995. Lifetime Television, which is 50 percent owned, also experienced a year of good growth.

The Publishing Group had an outstanding year with revenues and profits up 9 percent and 23 percent, respectively. Revenue growth was the strongest it has been in many years. The Group has managed its costs well, especially during soft advertising years. In 1994, costs rose only 7 percent, despite higher development investment in new ventures. Record profits at The Kansas City Star and the Fort Worth Star-Telegram enabled the daily newspaper group to again report its best results ever. The shopping guides also achieved strong profit growth, and the specialized publications had a successful 1994, with all groups recording significant profit gains. Publishing profits, especially at the daily newspapers, will be significantly affected in 1995 by a sharp rise in the cost of newsprint.

The newly established Multimedia Group has aggressively begun to explore ways to expand the Company's role as a content provider for emerging technologies. During 1994, the Group launched a number of major initiatives. These include the development, publication and distribution of content for narrow-band on-line services; the interactive software market; interactive television platforms; and a number of out-of-home video ventures. In each case, the Group is exploring the nature and extent of audience demand for these new products and delivery systems. It is also studying the potential of the Company's existing content and production capacity and the role of advertising and advertisers.

Capital Cities/ABC has always emphasized its public service responsibilities, and in 1994 its principal commitments were to Children First, The Partnership For a Drug-Free America and the Volunteer Initiatives Program. The national literacy programs that Capital Cities/ABC began several years ago have now evolved into Children First, an awareness campaign to stimulate involvement with children who need help. The Company's contribution in media time and space to the Partnership For A Drug-Free America in 1994 totaled $38,000,000 across all operating divisions. Drug use among America's youth is rising again, and our goal in these broadcast, cable and print campaigns is to help reverse this trend. The Volunteer Initiatives Program best illustrates the Company's emphasis on community involvement. Many dedicated employees in numerous locations have volunteered their services to improve the lives of others. Specific projects in 1994 included building low-cost housing in conjunction with Habitat for Humanity, constructing a shelter for battered women and participating in several other educational and conservational programs.

Capital Cities/ABC
--------------------------------------------------------------------------------

There were two important promotions in 1994. Daniel B. Burke retired as President and Chief Executive Officer in February. He was succeeded by Robert
A. Iger who was promoted to President and Chief Operating Officer and elected to the Board of Directors in September. Bob was previously Executive Vice President of the Corporation and President, ABC Television Network Group. David Westin was promoted to President, ABC Television Network Group. David had been President, ABC Productions and prior to that was the Company's General Counsel.

We are confident that our broadcasting and publishing operations will continue to grow, although we do not believe that revenue growth will be as strong in the near-term as it was in 1994. The Company's 1994 business plan did not forecast a 12 percent revenue gain. Neither does our 1995 plan. Revenue growth for the past five years has averaged closer to 5 percent, although that period did include a recession. We are mindful that many of our basic businesses are mature ones and that in a stable economy, industry revenues have historically tended to increase in line with overall economic growth. That is why to sustain earnings momentum we must be aggressive in developing new revenue sources. Controlling costs is equally important, especially as we face extraordinary charges such as the significant increase in affiliate compensation at the ABC Television Network and increases in newsprint pricing. Many of the new businesses described earlier offer the promise of above average growth, and our five operating groups are identifying and pursuing those opportunities resourcefully. We now face a future when contributions from our new businesses will become increasingly meaningful.

Capital Cities/ABC continues its strong commitment to a policy of equal employment and advancement opportunities for all individuals. While progress is being made, we recognize the importance of continuing to diversify our work force by increasing the representation of both minorities and females throughout the Company, especially at management levels. In 1994, 22 percent of the Company's overall work force were minorities and 45 percent were female.

To our employees, our directors and our shareholders, we extend our thanks for all that you did to make this past year so successful. We look forward to the opportunities of the years ahead.


                                        /s/ Thomas S. Murphy

                                        THOMAS S. MURPHY
                                        Chairman of the Board and
                                        Chief Executive Officer


                                        /s/ Robert A. Iger

                                        ROBERT A. IGER
                                        President and
                                        Chief Operating Officer

--------------------------------------------------------------------------------
BROADCASTING

The Company's broadcasting operations, which consist of the ABC Television Network Group, the Broadcast Group, the Cable and International Broadcast Group and the Multimedia Group, had 1994 net revenues of $5,277,000,000, an increase of 13 percent, or $614,000,000 over 1993. Operating earnings of $1,127,000,000 in 1994 increased $349,000,000, or 45 percent, from the prior year. Broadcasting's 1994 and 1993 results are summarized as follows:

(Dollars in millions)     1994    1993
                         ------  ------
Net revenues             $5,277  $4,663
                         ------  ------
  Operating costs         4,016   3,763
  Depreciation               87      75
  Amortization               47      47
                         ------  ------
Total costs               4,150   3,885
                         ------  ------
Operating income         $1,127  $  778
                         ======  ======

ABC Television Network Group

The ABC Television Network had a record year in 1994. Revenues rose approximately 11 percent over 1993 to just over $3,000,000,000. Operating income improved by more than 80 percent to $340,000,000, an all-time high for the network. This strong network performance in 1994 resulted from the combination of a cyclical upturn in national advertising, the network's competitive audience delivery, and its strict attention to costs. Ratings performance and cost control will continue to be important in 1995, as overall industry revenue is not expected to grow as dramatically as it did in 1994, and compensation paid to ABC affiliates will rise by nearly 50 percent. Over the longer term, network growth will depend on its ability to produce and own successful prime-time series. The network's investment in new series rose in 1994 and is expected to increase again in 1995.

The national economy and overall corporate profits were considerably healthier in 1994 than they had been for some time, and national advertising benefited. Network television industry revenues for 1994, including approximately $385,000,000 in Olympic advertising on CBS, totaled $10,500,000,000, a gain of 9 percent. ABC outpaced industry growth, with an 11 percent increase in its advertising sales. The 1994-95 prime-time upfront marketplace alone exceeded $4,400,000,000 for the four established networks, an increase of 20 percent from a year earlier. Spending was up noticeably across most major advertising categories. For the first time in several years, advertisers paid higher rates for commercial time bought in the scatter marketplace than they had in the upfront market, and as 1994 progressed, this premium increased.

In prime time, which attracts both the largest audiences and share of revenues, ABC

--------------------------------------------------------------------------------
Broadcasting
Net Revenues

$ Millions
  1986     1987     1988     1989     1990     1991     1992     1993     1994
-------  -------  -------  -------  -------  -------  -------  -------  -------
3,153.6  3,433.7  3,749.6  3,900.0  4,283.6  4,329.7  4,265.6  4,663.2  5,277.1

--------------------------------------------------------------------------------
Broadcasting
Operating Income

$ Millions
 1986   1987   1988   1989   1990   1991   1992   1993     1994
-----  -----  -----  -----  -----  -----  -----  -----  -------
474.5  632.9  722.2  836.1  830.5  669.7  619.3  778.1  1,127.2

Capital Cities/ABC
--------------------------------------------------------------------------------

finished first among young adults 18-49. Midway through the 1994-95 season, the network was first among young adults 18-34, adults 18-49 and adults 25-54. ABC has consistently won four nights of the week and approximately 50 percent of the prime-time half hours among younger demographic groups. Six programs -- Home Improvement, Grace Under Fire, Roseanne, NYPD Blue, Ellen, and NFL Monday Night Football -- ranked among the ten most popular programs for young adult viewers.

NFL Monday Night Football improved its ratings during the fall of 1994 and was the highest-rated prime-time program for male viewers. Home Improvement draws the largest number of viewers of any series on television, averaging just under 33,000,000 viewers each week. Grace Under Fire attracts an average audience of more than 30,000,000 viewers. By moving these two comedies to Tuesday night this season, ABC improved its ratings from 9 to 10 pm in a most competitive time period. From 10 to 11 pm on Tuesday, NYPD Blue is up 17 percent in adults 18-49 and 23 percent in adults 25-54 over a year ago. On Wednesday, Roseanne and Ellen dominate the 9 to 10 pm hour. Roseanne, in its seventh season, still ranks fifth among young adults, and Ellen ranks seventh. ABC has also won every Friday night of the current season among adults 18-49 with its "TGIF" comedy block from 8 to 10 pm combined with a steady performance from 20/20 at 10 pm. Driven by an outstanding ratings performance, prime time contributed substantially to ABC's operating income.

Monday-to-Friday Daytime is also a major contributor to network operations. In 1994, ABC won 48 of 52 weeks in the key demographic category of women 18-49, enabling it to capitalize on a strong marketplace. All My Children was the number-one rated program among women 18-49 and 25-54, while General Hospital ranked third and One Life to Live ranked fourth. At the same time, 1994 saw a significant decline in overall female viewership for daytime network programming, and ABC was no exception. This fall-off was the result, in part, of extraordinary preemptions for daytime news stories. Despite this viewer fall-off, careful cost control and a stronger market enabled ABC to earn substantially increased operating income from its daytime programming.

Outstanding ratings performances by NFL Monday Night Football and NCAA college football enabled ABC Sports to generate substantially improved operating income. The network sports advertising marketplace grew faster than anticipated, partially because of the impact of the Major League Baseball strike which canceled seven weeks of regular season play and all post-season games. ABC had been scheduled to broadcast the World Series in October 1994. A large portion of advertising scheduled for baseball, particularly post-season play, was shifted to other sports events. In a business where bidding for certain sports rights escalated well beyond any possibility of profitability, ABC Sports successfully negotiated two major contracts in 1994. NFL Monday Night Football was renewed for four more years at a moderate increase over the prior contract. Also, the division's revenue sharing agreement with Major League Baseball did not require any upfront rights payments and represented an innovative, risk-sharing approach to network television sports. The division distinguished itself with its highly-rated coverage of college and professional football, World Cup Soccer, and in January 1995, the telecast of Super Bowl XXIX.

ABC News continued to serve as the industry's premier news organization in 1994. World News Tonight was the top-rated evening newscast for the sixth consecutive year. Nightline performed well in the highly competitive late night time period and benefited as live clearances by ABC affiliates increased from 63 percent of the country to 77 percent. During the course of 1994, four ABC news magazines -- 20/20, Primetime Live, Day One, and Turning Point -- made solid contributions to ABC News' award-winning analysis of major issues and to the network's

--------------------------------------------------------------------------------

prime-time schedule. ABC News programs did see some audience erosion in 1994, however, especially in some of the news magazine shows. Nevertheless, the generally strong advertising marketplace supported a record level of operating income at ABC News. During the year, the ABC Television Network won approximately 160 awards for journalistic excellence.

Good Morning America was the most popular early morning network program during 1994, narrowly winning the time period among women 18-49 and 25-54. Competition from other network programs and from locally-produced programs, however, hurt Good Morning America's performance in other demographic categories. Nevertheless, Good Morning America revenues and profits increased over 1993 levels.

The only daypart to decline in profitability in 1994 was children's programming. ABC ranks a solid second in the key demographic category of children 2-11, but suffered from competition with the Fox network and other program suppliers who benefit from having their children's lineup (and related promotional efforts) shown on weekdays, as well as on Saturday. As a result, ratings, revenues and profitability for ABC in the children's arena all declined in 1994.

The continued strong performance of the ABC Television Network in 1995 will depend greatly on improved program performance and prudent cost control.
Average annual growth for the four-network marketplace approximated 4 percent over the past five years (including the recession from late 1990 through 1992). Future long-term revenue growth is not likely to exceed the overall performance of the economy. Therefore, growth in revenue will require that ABC continue to outperform its competitors in reaching viewers, especially in key demographic categories. Realistically, the network does not expect that it can increase its overall revenue in 1995 at the same rate as the upsurge made possible by the advertising marketplace in 1994.

The ABC Television Network has worked hard to contain its costs over the past several years. When national advertising was soft, network operating costs were flat. In 1994, costs rose at roughly half the rate of revenues, and these cost increases included new program expenditures directly resulting in higher revenues and profits.

The network must vigilantly guard against cost increases in 1995, as the network will spend more than $50,000,000 in increased compensation to affiliates over what it paid in 1994. This substantial cost increase came as the direct result of heightened competition initiated by the fourth network in 1994 (and to some extent the fifth and sixth network in early 1995) for new affiliates to enhance their distribution system by investing in television stations around the country. A number of television stations changed hands, or switched affiliations. ABC responded promptly by entering into long-term affiliation agreements with major market affiliates at higher compensation rates. At present, ABC has long-term affiliation agreements or commitments with (or owns and operates) television stations reaching some two-thirds of the United States. ABC is currently negotiating agreements with most of the remaining stations. Although expensive, these long-term agreements will bring stability to the network's 99.9 percent national coverage distribution system, thereby protecting the network's future.

In 1995, ABC will also continue its long-term strategy of developing and owning television programming. This is important, in part, because of the potentially lucrative market for syndicated television programs after their network run. But program ownership also offers important potential benefits in controlling costs, particularly for "hit" programs. ABC's success to-date with prime-time program production has been modest, but the network holds great hope for its current internal programming units, its previously announced association with Brillstein-Grey, and the Company's recently announced partnership with DreamWorks SKG.

Capital Cities/ABC
--------------------------------------------------------------------------------

Broadcast Group

The Broadcast Group enjoyed a very successful year in 1994, with each of its operating components attaining new highs in revenues and operating profits. Revenues for the group increased 10 percent to approximately $1,300,000,000. Operating profits grew over 15 percent, producing double-digit growth for the second successive year. Operating margins also expanded by two percentage points for the second year in a row. These improved results were a combination of a more robust national economy, heavy political advertising expenditures, the competitive advantage of our operating franchises and continued attention to cost control. This occurred despite the fact that the competitive spectrum continues to broaden and intensify.

Television Stations

Revenue at our eight television stations reached an all-time high, increasing by 9 percent. The increase was the largest annual percentage gain since 1986, the first year after the merger. Operating profits also rose to a record high, exceeding the previous record level attained in 1990.

The Major League Baseball strike and the consequent absence of playoff games and the World Series on the ABC Television Network precluded a premium marketing opportunity for the stations. Political advertising, however, more than offset the loss. The increase in political advertising for the year approximated 30 percent of the incremental sales increase the stations recorded in 1994. In addition, the demand for preferred time periods created by the intensity of some of the political campaigns clearly had a beneficial impact on overall pricing and helped performance. Increased spending by more traditional advertisers, especially automobile manufacturers, also contributed to the improved economic climate and enabled our television stations to generate double-digit revenue increases for three of the four fiscal quarters of the year.

While operating costs appeared to rise moderately during the year, the competition for popular syndicated programming has continued to exert upward pressure on costs. Contract extensions were negotiated during the year to protect several valuable program franchises, such as The Oprah Winfrey Show.
The stability derived from protecting these relationships, however, came at a significant increase in cost and a loss of some flexibility. Clearly the risk-reward relationship underlying all these decisions rests on the continued long-term popularity of the programs in question. We believe the risk is worthwhile. However, the escalation of costs in syndicated programming and other talent and production activities makes it increasingly important for us to enhance productivity in nonprogramming-related areas.

In 1994, the challenge to contain costs was made somewhat easier by the settlement of music performance rights claims with BMI. The accommodation reached by the TV Music License Committee, representing most of the broadcast industry, was similar in nature and scope to the settlement reached in 1993 with ASCAP, the other major music performance society. The agreement put the licensing of BMI-represented music performance rights on a more equitable basis and established the liability for past years' claims at levels lower than had been previously provided.

The Company's television stations remain the nation's most profitable group and continue to outperform their competition by most standards. The ratings results of the November sweeps period again put our stations at or near the top of their respective markets, from sign-on to sign-off, and five of our eight stations were able to translate their audience leadership into double-digit profit increases. Five of our stations also achieved record profit levels -- WABC-TV New York, KABC-TV Los Angeles, WLS-TV Chicago, WPVI-TV Philadelphia and KFSN-TV Fresno. KTRK-TV Houston rebounded in audience appeal and capitalized on the Houston market's renewed economic vigor to produce its best profit performance since 1986.

--------------------------------------------------------------------------------

Most traditional over-the-air broadcasters had a good year in 1994; thus, in the euphoria of record profits and record prices on station purchases, it is easy to lose sight of the fact that competition for the attention of viewers and advertisers continues to increase. The growth of new cable program channels will undoubtedly find new impetus as the FCC has liberalized its cost pass-through rules. The prospect of new distribution channels made possible by digital transmission and computer technology also presages a more competitive environment.

Nevertheless, and despite the heightened competition, we believe that the traditional broadcaster will continue to play a primary role in the media world of the future. Our confidence is best underscored by our acquisition of two more stations, currently awaiting approval by the FCC: WJRT-TV Flint, Michigan and WTVG Toledo, Ohio. These two VHF television stations are in markets which only have two VHF licenses, resulting in strong competitive positions in terms of both local operations and network distribution. The addition of these two stations will bring our coverage of U.S. homes to 24.5 percent.

Radio

The year 1994 was also an excellent one for the radio group, with both revenues and profits reaching new highs. Our radio stations enjoyed an especially good year with revenues growing approximately 14 percent, and operating profits increasing significantly. What was particularly satisfying was the fact that the growth in profits was broad-based, with many of our stations experiencing substantial improvement and validating earlier program strategies. Both of our New York market stations continued their respective turnarounds and now contend for market leadership. WPLJ-FM's ratings resurgence was recently acknowledged by the Billboard/Airplay Monitor Radio Awards. It became the only station in 1994 to sweep all four award categories for which it was nominated, and WABC-AM has become one of the most popular AM stations in the country. We also have enjoyed outstanding success thus far with our duopoly FM operations in Atlanta and Minneapolis. We expect both multiple facility combinations to be a significant part of the division's future growth. The acquisitions in early 1995 of two additional AM stations (KMPC-AM Los Angeles and KSFO-AM San Francisco) will enable us to determine whether the duopoly approach can also produce dramatic results with the talk format on the AM band. While still premature, early results are encouraging. The Company's current 21 station portfolio (eleven AM and ten FM) reaches 24.1 percent of the country as indicated in the following chart:

                                      # of
                                    stations
Station                     Market     in      % of
and Market                   rank    market    U.S.
                            ------  --------  -----
WABC-AM/WPLJ-FM                1       49      6.6%
 (New York)

KABC-AM/KLOS-FM
KMPC-AM                        2       48      4.6%
 (Los Angeles)

WLS-AM/FM                      3       38      3.2%
 (Chicago)

KGO-AM
KSFO-AM                        4       50      2.5%
 (San Francisco)

WJR-AM/WHYT-FM                 6       31      1.7%
 (Detroit)

WBAP-AM/KSCS-FM                7       34      1.6%
 (Fort Worth-Dallas)

WMAL-AM/WRQX-FM                8       31      1.6%
 (Washington, DC)

WKHX-AM/FM
WYAY-FM                       12       20      1.3%
 (Atlanta)

KQRS-AM/FM
KEGE-FM                       17       26      1.0%
 (Minneapolis-St. Paul)
                                              -----
Total                                         24.1%

---------
Source:  Arbitron, Fall 1994 Radio Market Survey
         Schedule & Population Rankings
         Metro persons 12+


The talk radio format has become increasingly popular in recent years, and its role as an interactive forum for community debate has helped to revitalize the AM band. As a consequence, our AM stations became the beneficiaries of the year's political campaigns and increased political advertising. Less positive was the year's

Capital Cities/ABC
--------------------------------------------------------------------------------

other extraordinary occurrence, the unsettled labor climate in professional sports. Disruptions in the playing seasons of Major League Baseball and the National Hockey League had a modest effect on overall radio division earnings in 1994. Several of our AM stations continue to have ongoing commitments to baseball teams and could be adversely affected in 1995 if the ultimate resolution of the dispute does not permit sufficient time to market the games.

The ABC Radio Networks had a record year in 1994, with revenues increasing approximately 4 percent. While the rate of revenue and profit growth did not approach that of our other broadcasting operations, the networks performed admirably during the year, increasing market share in the face of more determined competition. Through 1993, operating expenses have decreased three years in succession; still, effective cost management continues as a primary objective. During 1994, the network embarked on the third phase of the consolidation of its production and administrative activities in Dallas, Texas. This stage of the consolidation will see the networks in a new facility in early 1995 and is expected to benefit the cost structure of the networks long-term.

The ABC Radio Networks, with over 3,400 affiliates, continues as the country's largest radio network operation and provide stations and listeners with a wide array of information, news and entertainment programming. Featuring the services of ABC News and the commentary of Paul Harvey, the networks reach over 100,000,000 listeners weekly. They produce 9 of the top 10 and 42 of the top 50 programs in network radio. Paul Harvey, ABC Radio Network's foremost personality, continues as the nation's most respected and popular radio commentator.

The networks continue to expand their program offerings domestically and internationally. "The Fabulous Sports Babe" became a successful addition to the ESPN Radio Network. Upon the discontinuation of American Top 40, the networks obtained Rick Dees Weekly Top 40, which has now become the number one countdown show in the contemporary arena. In addition, a series of business-oriented programs are now being offered both domestically, in conjunction with Business Week, and internationally, with the Financial Times of London.

Cable and International Broadcast Group

The Cable and International Broadcast Group's revenue and profit growth far exceeded expectations in 1994 in virtually all of its operating divisions. Its cable television interests, ESPN, A&E Television Network and Lifetime Television, all reported record results. The Group's international media joint ventures performed better than anticipated and are now expected, as a group, to achieve profitability sooner than originally planned.

ESPN, America's largest cable network, had an extraordinary year. Its flagship service, which reaches 63,500,000 U.S. homes, recorded substantial profit growth due to increases in advertising sales and subscriber fees as well as substantially reduced Major League Baseball rights costs. ESPN2 saw its subscribers grow from 10,000,000 at its inception in October 1993 to more than 17,000,000 at year-end 1994. The new network, programmed for young adults 18-34, could begin to operate profitably by the end of 1995. The ESPN International Networks now reach almost 70,000,000 homes in 130 countries and are currently translated into 11 languages. A significant investment is being made in Singapore as a base of operations to bring local-origination foreign language services into the Asian markets. During 1994, ESPN acquired Creative Sports Marketing, a producer and syndicator of sports programming. In January 1995, it acquired an 80 percent interest in SportsTicker, a real-time sports news and information service. In addition, ESPN continued to explore new revenue sources from electronic publishing,

--------------------------------------------------------------------------------

interactivity, pay-per-view and other new media.

The A&E Television Network and Lifetime Television also enjoyed their best years ever. A&E (37 1/2 percent-owned) enjoyed ratings success with its original series, Biography, while subscribers grew to 55,800,000 in 1994. Since A&E debuted in 1984, it has received more Cable ACE Awards than any other basic cable network. A&E launched a new cable service -- The History Channel -- in January 1995. This service, featuring historical documentaries, movies and mini-series, is a logical extension of A&E. In April 1994, Capital Cities/ABC increased its ownership of Lifetime from 33 1/3 percent to 50 percent. Lifetime Television now reaches 58,400,000 cable homes.

The Group's foreign media joint ventures also achieved better results in 1994. Tele-Munchen (50 percent-owned), a German production and distribution company, had strong earnings growth. RTL 2 (23 percent-owned), a German general entertainment television network, significantly improved its coverage and audience delivery. Should these trends continue, the network could reach breakeven by the end of 1995, within three years of its debut. Similarly, Eurosport (33 percent-owned by ESPN), a pan-European sports service reaching almost 59,000,000 households, could also begin to operate profitably late in 1995. Scandinavian Broadcasting System SA (23 percent-owned) showed cash flow growth in its ongoing television services in Denmark, Norway and Sweden. It has recently acquired radio stations in Denmark, Finland and Sweden and started a new television service in Belgium.

In the fall, the Group, together with DIC Entertainment, became the first American service regularly to broadcast children's programming in China. Two new services, distributed by four regional broadcasters and a consortium of Chinese cable operators, are available to 45 percent of China's television homes. DIC will produce original programming and use animated and live-action features from its existing library. Finally, ABC Distribution produced record results distributing programming internationally for the Company's production entities.

Results for ESPN, DIC and ABC Distribution are consolidated in the broadcasting business segment. Results for A&E, Lifetime and the Group's international joint ventures are accounted for on the equity basis (the proportionate share of income or loss is recorded as other income or expense). As a consequence, the revenues and profits of these activities are not reflected in the operating results of the Broadcasting segment.

Multimedia Group

The year 1994 constituted the first full year of operation for the Multimedia Group, which is responsible for positioning the Company with respect to emerging media and technologies. The Company believes that changes in television in the United States will be evolutionary rather than revolutionary, and that the technological changes on the horizon are not threats to its core businesses, but rather opportunities to expand them. The important unresolved questions about the so-called new media are not merely technological but audience and advertiser-based. It remains to be determined if there will be audience interest and demand for interactive services and program content that is sufficient to justify the significant investment that will be required. During the past year, the Multimedia Group took a number of content-based initiatives, and entered into several business relationships, that were designed to explore the technological opportunities and to create new content forms that will ultimately help to resolve these issues.

One initiative was the creation in September of ABC Online, a group of narrow-band program services carried exclusively on

Capital Cities/ABC
--------------------------------------------------------------------------------

America Online and designed for the interactive audience. America Online is the fastest growing narrow-band interactive service, with currently more than 2,000,000 customers. Such on-line services as America Online, Prodigy and CompuServe currently provide the only truly interactive audience available to programmers, and the Multimedia Group is developing content designed to test that audience's interests. Over the next few years, it is expected that there will be a significant increase in the number of on-line homes as well as on-line services, and the Group expects to expand significantly the kind of programming material it offers in this environment. Much of that content will come from Capital Cities/ABC's television and publishing resources. However, a significant share of new content will come from outside sources having no relationship to the Company's other programming and publishing activities.

The Company also created a joint venture with Electronic Arts, Inc. that will develop, publish and distribute interactive entertainment and educational packaged software for the children's and information markets. The venture will place primary emphasis on disc technology, such as CD-ROM. However, hardware and audience demands are changing rapidly, and the venture expects to remain flexible and to publish products for more than one platform. The market for interactive software is growing rapidly as consumers purchase the necessary equipment for home use, and the number of available titles, particularly in the children's markets, is also expanding dramatically. ABC-branded titles, along with the strength of the Electronic Arts' distribution system, may well create a competitive advantage in the marketplace. The Multimedia Group expects to enter into relationships with other interactive publishers that will focus on other areas in which the Company's content base and brand name recognition is particularly strong.

The Multimedia Group continued experimentation with cable operators, telephone companies and others who are developing platforms for the distribution of broadband interactive video services. These experiments involve, among other things, time-shifting ABC Television Network programs to determine both audience interest and the impact on regular viewing patterns and schedules. The experiments also involve development of new forms of interactive programming and program services -- particularly news, sports, children's and game services. The development of interactive broadband on-line services of this kind will require significant investment and will take a number of years to roll out, but if there is audience interest, they may well offer significant prospects for expanding the Company's core businesses.

The Multimedia Group established relationships with a number of companies developing out-of-home entertainment services -- on a traveling basis, in shopping malls and entertainment centers, and in museums and other institutions. These investments are intended to make use of the Company's existing production strengths and to determine the potential of what could become a major new form of video entertainment.

During 1994, the Company continued the expansion of the home video distribution activities of Capital Cities/ABC Video Publishing, which was created in 1993. This year saw the distribution of more than 1,000,000 units of video under the ABC Video and ESPN Home Video brands, in large part based on the programming of ABC News, ABC Daytime, ESPN and other divisions.

The Multimedia Group expects to expand these relationships and lines of business throughout 1995 on the basis of prudent evaluations of the changing tastes and needs of the American audience. It also expects to begin working with our traditional advertisers to find ways to integrate them into the new delivery platforms of the future.

--------------------------------------------------------------------------------
PUBLISHING

Net revenues for the Publishing Group increased 9 percent in 1994 to $1,102,000,000. Operating income was up 23 percent from 1993. Publishing's 1994 and 1993 results are summarized below:

(Dollars in millions)     1994    1993
                         ------  ------
Net revenues             $1,102  $1,010
                         ------  ------
  Operating costs           911     851
  Depreciation               20      18
  Amortization               16      15
                         ------  ------
Total costs                 947     884
                         ------  ------
Operating income         $  155  $  126
                         ======  ======

The Group's publications reach over 10,000,000 households or business users once or more each month and are read by more than 25,000,000 adults. In addition, the Publishing Group produces specialized books and trade shows, and provides electronic information products. Favorable increases in revenue and operating income occurred virtually across the board among the Group's varied publishing properties. Nearly all the profit centers posted gains, and most enjoyed record years. Profits of the newspaper and shopping guide segment increased 18 percent and specialized publications' operating income was up 42 percent.

Key factors in the 1994 performance included an improving economy; the most able, focused cadre of publishing managers in the Company's history; and the returns on sometimes painful investment spending in prior years. The building process continued in 1994, as new products and initiatives were launched. The rigorous, ongoing examination of relative franchise strength and importance led to the closure of several small trade publications and the announcement that the New England Newspaper Group would be offered for sale.

Newspapers and Shopping Guides

Revenues in 1994 increased 8 percent to more than $600,000,000, fueled importantly by strong increases in classified advertising. Total advertising lineage and paid circulation levels, however, were relatively flat for the dailies. Expenses were up 6 percent. Newsprint costs per ton for the year averaged 2 percent below 1993, with lower costs earlier in the year more than offsetting rapidly escalating prices in the fourth quarter. A large part of the overall cost increase was in advertising sales expense, where our publishers devoted additional resources to gain local market share and maximize advertising revenues.

Operating income increased 18 percent in 1994, the eighth straight year of profit growth for the combined newspaper and shopper operations. Profit margins also reached record levels.

--------------------------------------------------------------------------------
Publishing
Net Revenues

$ Millions
  1986     1987     1988     1989     1990     1991     1992     1993     1994
-------  -------  -------  -------  -------  -------  -------  -------  -------
 970.8   1,006.6  1,023.9  1,057.4  1,102.0  1,052.2  1,078.6  1,010.4  1,102.1

--------------------------------------------------------------------------------
Publishing
Operating Income

$ Millions
 1986   1987   1988   1989   1990   1991   1992   1993   1994
-----  -----  -----  -----  -----  -----  -----  -----  -----
159.0  146.7  129.7  130.4  132.4  122.9  136.4  125.6  155.0

Capital Cities/ABC
--------------------------------------------------------------------------------

However, these results were not achieved at the expense of our readers, as the proportion of total space devoted to news in our dailies was at an all-time high, slightly more than 50 percent, and editorial staffing increased.

Any review of newspaper financial results, and certainly the future outlook, cannot emphasize enough the dynamics of newsprint prices. Since 1989, each of the Company's Annual Reports to Shareholders has highlighted the favorable effect of depressed newsprint prices. In the 1992 report, after noting prices were 18 percent lower than 1991, we indicated that "the unusually long period of benefits from lower newsprint prices appears to be over." That somber prediction was correct; it was just two years early. The current escalation of newsprint prices began in mid-1994 and has developed a rapid momentum. The newspapers' plans for 1995 provided for an average increase in newsprint costs of 33 percent. It is now clear the actual increase will be higher.

The Kansas City Star posted record revenues in 1994, experiencing particularly sharp growth in classified help wanted and in the automotive category. Revenues increased 8 percent while operating income rose 16 percent. Circulation was unchanged. The newspaper began a transition from traditional production to full electronic pagination. The project is scheduled for completion in 1995. The Star also created a Niche Publications and Event Marketing department. Combined with existing database and audiotext advertising capabilities, these services offer Star advertisers new ways to market their services and products. Editorially, The Star was recognized by the Missouri Press Association as the state's overall winner in the major dailies category.

The newspaper initiated the TeenStar program, which identifies promising minority journalists in their high school years and assists them financially through college. TeenStar staff members also contribute to a weekly TeenStar section, which is published in the newspaper's new FYI feature section.

The Fort Worth Star-Telegram achieved record revenues and operating income in 1994, up 6 percent and 15 percent, respectively, from 1993. The Star-Telegram continued expansion of daily zoning in its three primary markets, stressing local, community-oriented news. The two newest editions in Arlington and northeast Tarrant County recorded profits for the first time. Additionally, several new products were launched including La Estrella, a weekly, bilingual section; specialty magazines covering topics such as golf and home furnishings; and an in-flight magazine. Of particular note was the publication and distribution of 750,000 copies of a magazine-quality catalog for the heralded Barnes Exhibit at Fort Worth's Kimbell Art Museum. It was also a banner year for the newsroom which won numerous awards for editorial excellence.

Publishing operations in Michigan recorded their most profitable year, led by strong advertising gains at its daily, The Oakland Press in Pontiac. The eastern Michigan economy was marked by high auto production, low unemployment and healthy retail sales. A major investment in inserting equipment increased preprint capabilities and improved delivery times. The County Press, in Lapeer, showed continued growth and was named "Newspaper of the Year" in its class for the second year in a row by the Michigan Press Association.

In February 1995, Bruce McIntyre retired as President and Publisher of The Oakland Press and relinquished his responsibilities as a Group Executive overseeing the Belleville and Wilkes-Barre operations. Bruce provided distinguished leadership in Pontiac for 17 years, where he had previously served as Vice President and Editor. Dale Duncan, formerly President and Publisher of The Times Leader in Wilkes-Barre, replaced him in both capacities.

The Belleville News-Democrat and its weekly group both posted record revenues and operating income in 1994. The daily received 26 journalism awards, including three national and eight first place awards in state and regional competition. In Wilkes-

--------------------------------------------------------------------------------

Barre, Pennsylvania, The Times Leader operating income grew 70 percent on a 17 percent revenue improvement. The newspaper, having outgrown its production capacity, began a $14,000,000 capital expansion program which includes a new offset printing press to be installed early in 1996. The Oregon Newspaper Group also enjoyed a record profit year, led by the two dailies in Albany and Ashland. Renovation and expansion of the Albany Democrat-Herald facilities were completed during 1994.

After battling the effects of a weak regional economy in the early 1990's, the New England Newspaper Group had a successful turnaround year in 1994. The Company, however, decided to offer these properties for sale in view of their relative small size.

Sutton Industries, headquartered in Vista, California, had record revenue, operating income and operating margin in 1994. Sutton publishes PennySaver, Magic Ads and Bargain Bulletin shopping guides. The combined circulation approximates 2,100,000 each week and covers the Sacramento, Stockton and San Diego metropolitan areas and parts of Orange and Riverside counties. Sutton initiated several new projects in 1994, including a Spanish language publication called Frontera San Diego, a telephone information system, "Infobank," and expansion of the Bargain Bulletin.

Profits improved for the third consecutive year at Pennypower which distributes almost 300,000 shoppers weekly in Wichita, Kansas, and Springfield, Missouri. The Wichita Regional Telephone Directory, a new business launched last year, and the Company's first endeavor in the Yellow Page industry, has completed and distributed a second successful telephone directory to over 230,000 households and businesses in Wichita, Kansas.

The Northwest Nickels Group operations, which distribute over 750,000 publications each week, enjoyed record operating income, up 18 percent from 1993. The Spokane, Washington and Las Vegas, Nevada units extended their geographic presence with the acquisitions of the Nickel Saver in Moses Lake, Washington, and the Pioneer Shopper in St. George, Utah.

Specialized Publications

The Company's specialized publishing operations had an excellent year in 1994. Excluding the effect of acquisitions, dispositions and start-ups, revenue was up 7 percent and operating income 32 percent, with most publications recording gains.

The Diversified Publishing Group continued to make significant long-term investments while posting increased revenues and operating income. The group is positioned for long-term growth based on the strength of its franchises, recent reinvestment and commitment to excellence.

This was an excellent year for Chilton Publications as it reaped the benefits of investment in publications that are market leaders with strong franchises. Chilton Publications is organized into five publishing groups: Communications, Materials, Manufacturing, Retail and Automotive/Transport. Each of the five groups gained market share in 1994. Ongoing operations, net of acquisitions, dispositions and startups, showed a 26 percent increase in operating income and improvement in operating margin. Warehousing and Convergence, both trade magazines in their second year of development, showed strong improvement. New magazine launches in 1994 included Gem and Review of Ophthalmology. Both were well received in their marketplaces and show signs of strong growth.

Grupo Editorial Expansiun, S.A., the leading business publisher in Mexico, completed its first year as part of Chilton Publications. Revenues and operating income were lower than anticipated due to deterioration in the value of the peso and a business environment adversely affected by political uncertainty. The launch of Manufactura represented the combined efforts of Chilton Publications

Capital Cities/ABC
--------------------------------------------------------------------------------

personnel in the United States and Mexico. Manufactura represents a strategic tie-in with Chilton's U.S.-based manufacturing magazines and is pacing well.

Chilton Enterprises is comprised of Professional Exposition Management Company, Chilton Research, as well as trade book, and both consumer and professional automotive book operations. Chilton Enterprises invested significantly in new initiatives in trade shows as well as in product repositioning and development. The professional automotive division of Chilton Enterprises released the first version of its CD-ROM product that had been in development for the past three years.

National Insurance Law Service (NILS) again posted a record year in operating profits, beating all performance benchmarks. NILS publishes an indexed version of the insurance laws in all 50 states and U.S. territories. Print version sales have declined as the CD-ROM version (INSource), introduced in 1991, has found solid acceptance in the marketplace. The operating results for NILS should continue to set new records as the mix of electronic to print changes.

The Agricultural Publishing Group which publishes trade magazines serving the farming community experienced good revenue and earnings growth. Los Angeles magazine continued to make significant investments in its editorial product to better compete in its marketplace.

Fairchild Publications' revenues increased 5 percent and operating income was up more than 75 percent in 1994. W was changed in late 1993 from a newspaper broadsheet to a magazine, with its frequency reduced from 26 issues a year to
12. The reinvented W was a significant success in a very difficult fashion magazine advertising environment. Advertising increased by 131 pages and operating profit more than doubled. Newsstand circulation quadrupled, with overall circulation increasing more than 75,000 to over 330,000. The Council of Fashion Designers of America honored W's executive editor with its most prestigious award. During the year, the European edition of W was closed. A "united Europe" was not ready for a pan-European product and the fashion magazine business in Europe -- never robust -- was in the grip of a serious recession. The U.S. W is now being marketed in Europe with some success.

Operating income at the Financial Services and Medical Group nearly doubled. Notwithstanding significant losses sustained by its clients in the fixed-income markets, operating income at Institutional Investor, Inc. increased very dramatically. This gain was partly offset by a 45 percent decline in operating income at the International Medical News Group.

Once again, Institutional Investor magazine received a number of important awards for journalistic excellence. The most prestigious was the Overseas Press Club Award for best business or financial reporting from abroad for magazines. New newsletters were launched dealing with foreign exchange, private asset management and compliance. New journals were started dealing with derivatives and project finance. Launched in 1993, SELL!NG magazine continued to grow and was nominated for a National Magazine Award in its first year of publication.

Capital Cities Capital

Capital Cities Capital invests in emerging growth companies by providing advertising time and space in Capital Cities/ABC media properties in exchange for an equity interest in these companies. The goal is to help companies grow and prosper through the intelligent use of advertising, to cultivate new advertisers for our media properties and to earn a "venture capital" type of return on investment. The equity interests exchanged for the advertising provided are at market rates. Three transactions have been completed so far and a number of additional transactions are under review.

--------------------------------------------------------------------------------
FINANCIAL OVERVIEW

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations -- 1994 Compared to 1993

Consolidated net revenues for 1994 were $6,379,237,000 an increase of 12% from the $5,673,653,000 reported in 1993, reflecting strong advertiser demand throughout the Company's operations. Broadcasting net revenues for 1994 were $5,277,126,000 compared with $4,663,215,000 in 1993 a 13% increase. Net revenues for the ABC Television Network increased significantly, principally due to greater advertising demand from an improved marketplace and to the network's competitive audience delivery of key demographic groups. ESPN reported very significant revenue increases, primarily due to increased growth in both advertising sales and subscription fees, while television station and radio revenues increased moderately. Publishing Group revenues increased 9%, with comparable gains at both the newspaper operations and the specialized publications.

Total costs and expenses for 1994 were $5,140,426,000, compared with $4,811,504,000 in 1993, a 7% increase with broadcasting costs also increasing 7%. Costs for the ABC Television Network increased moderately in 1994, primarily as a result of higher programming and production, news coverage and administrative expenses. Costs at ESPN also increased moderately due to higher selling general and administrative costs, the start-up of ESPN2 and the effect of two recent acquisitions. Total costs at ESPN in 1994 were favorably affected by substantially reduced rights costs for the telecast of Major League Baseball. Increased costs at the Company's television stations for programming and news were partially offset by a favorable industry-wide music license fee settlement with BMI. This settlement was similar in size and nature to the agreement reached with ASCAP in 1993. Radio expenses were up moderately in 1994 primarily due to higher promotion, sales and administrative expenses, as well as the effect of two recent FM station acquisitions. Publishing Group expenses increased 7% from 1993. Newspaper operations reported moderate cost increases as a result of higher newsprint and general and administrative expenses, while the specialized publications excluding the effect of acquisitions, dispositions and start-ups, also reported moderate increases.

Operating income for 1994 was $1,238,811,000, compared with $862,149,000 in 1993, an increase of 44%, with broadcasting operations increasing 45%. Operating income for the ABC Television Network ESPN and the radio operations each increased very significantly over 1993. Television station operating earnings were up substantially. Publishing Group operating income increased 23%, with the newspapers and specialized publications both reporting substantial increases.

Net financial expense (interest expense less interest income) for 1994 increased $7,395,000 from 1993. Interest expense decreased $4,702,000 primarily as a result of a reduction of outstanding long-term, debt somewhat offset by lower capitalized interest. Interest income was $12,097,000 lower in 1994, mainly due to the use of cash for long-

--------------------------------------------------------------------------------
Operating Income

$ Millions
 1986   1987   1988   1989   1990   1991   1992   1993     1994
-----  -----  -----  -----  -----  -----  -----  -----  -------
602.7  746.0  816.0  922.5  923.2  761.2  721.8  862.1  1,238.8

Capital Cities/ABC
--------------------------------------------------------------------------------

term debt redemptions and repurchases of common stock, partially offset by higher interest rates. Interest of $4,284,000 and $10,283,000 was capitalized in 1994 and 1993, respectively. The Company's effective tax rate was 43.6% in both 1994 and 1993.

Consolidated net income for 1994 was $679,814,000, compared with $467,379,000 reported in 1993 (before an extraordinary charge). Earnings per share for 1994 were $4.42, an increase of 55% from the $2.85 reported in 1993 (before the extraordinary charge). Average shares outstanding in 1994 were 153,890,000 compared with 163,800,000 in 1993, the decline resulting from repurchases of the Company's common stock during 1993 and 1994. The 1993 earnings per share and average shares outstanding have been restated to reflect the June 1994 ten-for-one stock split. During 1993, an extraordinary charge (after-tax) of $12,122,000, or $0.07 per share, was recorded relating to early debt redemptions.

Results of Operations -- 1993 Compared to 1992

Consolidated net revenues for 1993 were $5,673,653,000, an increase of 6% from the $5,344,127,000 reported in 1992. Most of the Company's advertiser-supported businesses were positively affected by increased demand and an improvement in the economic environment. Broadcasting net revenues for 1993 were $4,663,215,000, compared with $4,265,561,000 in 1992, a 9% increase. Net revenues for the ABC Television Network increased moderately, principally due to an improved advertising marketplace, the absence of the telecast of the Winter and Summer Olympics on other networks and higher sales of internally-produced product. ESPN reported significant revenue increases, primarily due to increased growth in both advertising sales and subscription fees, while television station and radio revenues increased moderately. Publishing revenues, excluding the effect of 1992 and 1993 acquisitions, dispositions and start-ups, increased 3% with gains at the newspaper operations and most of the specialized publications.

Total costs and expenses for 1993 were $4,811,504,000, compared with $4,622,322,000 in 1992, a 4% increase. Broadcasting costs in 1993 increased 7% from 1992. Costs and expenses for the ABC Television Network increased moderately in 1993, primarily as a result of increased provisions for reductions in staffing, a higher level of internally-produced programming and higher rights costs. Costs at ESPN increased significantly due to higher programming expenses and the start-up of ESPN2. Increased costs for programming and news at the Company's television stations were partially offset by the reversal of excess provisions for music license fees upon the resolution of a long-standing dispute with ASCAP. Radio expenses were up slightly in 1993. Excluding the effect of 1992 and 1993 acquisitions, dispositions and start-ups, Publishing Group expenses increased 4% from 1992. Higher newsprint and circulation expenses at the newspaper operations, and slight increases at the specialized publications contributed to the increase.

Operating income for 1993 was $862,149,000 compared with $721,805,000 in 1992, a 19% increase. The ABC Television Network reported a significant increase in operating earnings as did the radio operations and ESPN. The television stations reported a moderate increase in earnings. Excluding acquisitions, dispositions and start-ups, publishing operating earnings decreased 1% from the prior year.

Net financial expense (interest expense less interest income) for 1993 decreased $28,929,000 from 1992. Interest expense decreased $44,237,000 primarily as a result of a reduction of outstanding long-term debt. Interest income was $15,308,000 lower in 1993 due primarily to the use of cash for long-term debt redemptions and substantially lower rates of return on invested cash. Interest of $10,283,000 and $12,511,000 was capitalized in 1993 and 1992 respectively.

--------------------------------------------------------------------------------

Miscellaneous income decreased $26,822,000 in 1993, mainly as a result of the absence of the nonrecurring net gain recorded in 1992 on the sale of the Company's interest in a German television network, partially offset by losses provided for or incurred on the disposal of certain nonoperating assets. The Company's effective tax rate was 43.6% in 1993 and 43.2% in 1992. The 1993 results include an increase in the federal tax provision of $12,000,000 ($0.07 per share) to reflect the requirements of the Omnibus Budget Reconciliation Act of 1993 ("Tax Act of 1993").

Consolidated net income before an extraordinary charge in 1993 and the cumulative effect of accounting changes in 1992 was $467,379,000 for the full year of 1993, compared with $389,328,000 earned in 1992. Earnings per share before these items were $2.85 in 1993 an increase of 22% from the $2.34 reported in 1992. Excluding the additional tax provision of $0.07 per share 1993 earnings per share would have been $2.92, an increase of 25% from 1992. Average shares outstanding in 1993 were 163,800,000 compared with 166,000,000 in 1992. The decline reflected repurchases of the Company's common stock during 1992 and 1993.

During 1993, an extraordinary charge (after-tax) of $12,122,000 or $0.07 per share, was recorded relating to early debt redemptions. Results for 1992 included an after-tax, noncash charge of $143,235,000 or $0.86 per share, to reflect the adoption of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Financial Accounting Standard No. 109, "Accounting for Income Taxes."

Cash and Cash Flows

Net cash provided by operating activities was $976,224,000, an increase of $315,706,000 from the $660,518,000 reported in 1993. The increase was primarily attributable to higher 1994 net income, a larger decrease in net program licenses and rights, and greater increases in deferred liabilities and noncash items.

Net cash used in investing activities was $430,950,000, an increased use of $557,458,000 from the $126,508,000 provided in 1993. The increase in cash used in investing activities was primarily a result of increased capital spending and acquisition activity in 1994, as well as an increase in short-term investments compared with a substantial reduction in such investments in 1993.

Net cash used in financing activities was $28,186,000, a decrease of $1,181,485,000 from the $1,209,671,000 used in 1993. The decrease was primarily attributable to substantially less repurchases of the Company's common stock and a significant reduction in long-term debt payments in 1994, slightly offset by an increase in dividends paid in the current year.

At December 31, 1994, cash and short-term cash investments were $781,371,000 an increase of $517,088,000 from the prior year. However, after the inclusion of short-term investments, the balance at December 31, 1994 aggregated $1,019,400,000, an increase of $581,294,000 from $438,106,000 at December 31,
1993. The Company's policy is very conservative with respect to investment of its cash. At December 31, 1994, all of the Company's cash was invested in highly liquid United States Government instruments with a weighted average life to maturity of 45 days. The Financial Accounting Standards Board requirements arbitrarily define cash equivalents as those investments with maturities at the date of purchase of three months or less. At December 31, 1994 $238,029,000 of the Company's investments did not meet the definition of a cash equivalent and are therefore classified in the consolidated financial statements as short-term investments. The Company believes that this distinction is not meaningful with respect to the statement of its cash and cash equivalents position. The Company's policy is not to invest in derivative instruments.

Capital Cities/ABC
--------------------------------------------------------------------------------

Capital Expenditures and Program Commitments

In 1994, capital expenditures amounted to $121,460,000, up from the $97,788,000 spent in 1993. The largest portion of the 1994 spending was in the Company's broadcasting operations where $102,900,000 was spent. Broadcasting capital expenditures included $29,000,000 for facilities improvements and $73,900,000 for broadcast equipment to support current operations.

In 1994, the Publishing Group spent $16,500,000 for equipment for ongoing operations and $1,700,000 for facilities improvements.

The Company anticipates that 1995 capital expenditures will approach $150,000,000, approximately $80,000,000 of which was carryover spending from 1994. Total anticipated capital spending includes $40,000,000 for facilities and $110,000,000 for broadcast and publishing equipment to support ongoing operations.

As the operator of the ABC Television Network, ESPN and television and radio stations, the Company expects to continue to enter into programming commitments to purchase the broadcast rights for various feature films, sports and other programming. Total commitments to purchase broadcast programming were approximately $4,066,000,000 at the end of 1994. This amount is substantially payable over the next five years. The Company plans to fund its operations and commitments from internally generated funds and, if needed, from various external sources of funds which are available.

Capital Structure

The Company's capital structure is made up of four components: stockholders' equity, interest-bearing debt, minority interest and deferred income tax liabilities.

Stockholders' equity amounted to $4,288,557,000 at December 31, 1994, an increase of $716,441,000 from the 1993 year-end total of $3,572,116,000. The increase was attributable to the addition of $679,814,000 of net income and $31,099,000 from common stock issued under employee stock plans, partially offset by $51,480,000 of treasury stock purchases and cash dividends.

At December 31, 1994, total interest-bearing debt was $614,842,000, a net decrease of $7,118,000 from 1993. As more fully described in Note 2 to the Consolidated Financial Statements, total interest-bearing debt at December 31, 1994 includes $100,000,000 of commercial paper supported by a $1,000,000,000 bank revolving credit agreement, $500,000,000 of public notes and debentures with an aggregate average maturity of just under 16 years and $14,842,000 of other miscellaneous long-term debt. At December 31, 1994 the weighted average interest rates of the commercial paper and of the other public instruments were 5.5% and 8.8%, respectively. The Company plans to fund the repayment of its debt from internally generated funds and if needed from various external sources of funds which are available.

--------------------------------------------------------------------------------
Capital Expenditures

$ Millions
 1986   1987   1988   1989   1990   1991   1992   1993   1994
-----  -----  -----  -----  -----  -----  -----  -----  -----
153.1  116.3  153.4  193.5  120.8  121.0  114.7   97.8  121.5

--------------------------------------------------------------------------------

The Company's debt to total capital ratio at the end of each of the last five years was as follows:

                                    Total
(Dollars in millions)     Debt     capital  Ratio
                        --------  --------  -----
1994..................  $  614.8  $5,267.1   12%
1993..................     622.0   4,531.4   14%
1992..................   1,116.0   5,255.5   21%
1991..................   1,602.3   5,521.2   29%
1990..................   1,947.4   5,542.5   35%

The Company's return on average stockholders' equity improved to 17.3% in 1994 from 12.1% in 1993, as a result of the significant increase in 1994 net income combined with the full year impact of 1993 share repurchases.

Since 1988, the Board of Directors of the Company has authorized the repurchase of up to 30,000,000 shares of the Company's common stock. The repurchases are made from time to time in the open market at prices then prevailing. As of February 28, 1995, the Company has repurchased 20,320,600 of its shares under these authorizations for a total cost of $930,300,000, at an average cost of approximately $46.00 per share. In addition to open market repurchases, on December 1, 1993, through a tender offer, the Company repurchased 10,950,000 shares of common stock at $63.00 per share.

Intangible Assets

At December 31, 1994, the Company's intangible assets, before accumulated amortization, totaled approximately $2,592,000,000, which accounted for approximately 35% of the Company's total assets.

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

All of the Company's intangible assets have resulted from the acquisition of broadcasting and publishing properties. Historically, such intangible assets have substantially increased in value and have long and productive lives. We believe that the Company's intangible assets have appreciated in value, and that the requirements of Opinion No. 17, when applied to such broadcasting and publishing assets, understate net income and stockholders' equity. The amortization of intangible assets had the effect of reducing 1994 net income by approximately $59,200,000 or $0.38 per share. Historically, the amortization of substantially all intangible assets recorded prior to August 1993 was not deductible in computing income taxes to be paid. Subsequent to this date, under the Tax Act of 1993, directly acquired intangible assets will be deductible for income tax purposes over 15 years.

Capital Cities/ABC
--------------------------------------------------------------------------------
FINANCIAL SUMMARY  1984-1994

(Dollars in thousands except per share data)
                                                            1994         1993         1992        1991         1990      1989
                                                         ----------   ----------   ----------  ----------  ----------  ----------
RESULTS FOR THE YEAR
 Net revenues
   Broadcasting........................................  $5,277,126   $4,663,215   $4,265,561  $4,329,743  $4,283,633  $3,899,989
   Publishing..........................................   1,102,111    1,010,438    1,078,566   1,052,246   1,101,969   1,057,405
                                                         ----------   ----------   ----------  ----------  ----------  ----------
     Total.............................................   6,379,237    5,673,653    5,344,127   5,381,989   5,385,602   4,957,394
                                                         ----------   ----------   ----------  ----------  ----------  ----------
 Operating income
   Broadcasting........................................  $1,127,198   $  778,077   $  619,317  $  669,708  $  830,457  $  836,149
   Publishing..........................................     155,018      125,647      136,389     122,905     132,371     130,444
                                                         ----------   ----------   ----------  ----------  ----------  ----------
     Income from operations............................   1,282,216      903,724      755,706     792,613     962,828     966,593
   General corporate expense...........................     (43,405)     (41,575)     (33,901)    (31,380)    (39,613)    (44,081)
                                                         ----------   ----------   ----------  ----------  ----------  ----------
     Total.............................................   1,238,811      862,149      721,805     761,233     923,215     922,512
                                                         ----------   ----------   ----------  ----------  ----------  ----------
   Income before extraordinary items and cumulative
    effect of accounting changes (a)...................  $  679,814   $  467,379   $  389,328  $  374,696  $  477,780  $  485,727
   Income per share before extraordinary items and
    cumulative effect of accounting changes (a) (c)....       $4.42        $2.85   $     2.34       $2.23       $2.77       $2.72
   Cash dividends per common share (c).................      $0.155        $0.02        $0.02       $0.02       $0.02       $0.02
   Average shares (000's omitted) (c)..................     153,890      163,800      166,000     167,800     172,400     178,250
   Return on average stockholders' equity (b)..........       17.3%        12.1%        10.4%       10.7%       14.3%       15.4%
                                                         ==========   ==========   ==========  ==========  ==========  ==========
SELECTED CASH FLOW DATA
 Cash provided
   Operations, before changes in operating assets
    and liabilities....................................  $  948,652   $  662,760   $  519,414  $  512,882  $  672,705  $  701,269
   Proceeds from issuance of long-term debt............           -            -            -     253,922     250,500       2,200
   Proceeds from dispositions of operating companies
    and equity investments.............................           -       12,500      150,168       1,228       5,018       7,490
                                                         ----------   ----------   ----------  ----------  ----------  ----------
 Cash applied
   Acquisition of operating companies and equity
    investments........................................  $  214,536   $  133,294   $    2,432  $   48,733  $   61,983  $   81,465
   Common stock purchased for treasury.................      27,607      715,010      118,410      83,714     446,724     232,849
   Capital expenditures................................     121,460       97,788      114,736     120,998     120,812     193,542
   Payments of long-term debt..........................       7,805      504,873      486,327     599,302       2,475       1,556
   Dividends...........................................      23,873        3,238        3,321       3,346       3,417       3,538
                                                         ==========   ==========   ==========  ==========  ==========  ==========
AT YEAR-END
 Working capital.......................................  $1,672,631   $1,121,411   $1,637,763  $1,656,781  $1,919,944  $1,735,617
 Total assets..........................................   6,768,212    5,792,618    6,522,159   6,695,712   6,696,187   6,359,507
 Long-term debt........................................     614,842      621,960    1,115,983   1,602,259   1,947,390   1,695,071
 Stockholders' equity..................................   4,288,557    3,572,116    3,805,742   3,654,833   3,367,897   3,291,860
 Number of shares outstanding (000's omitted) (c)......     154,058      153,830      164,440     166,390     167,590     175,340
 Price range of common stock
   Closing market price (c)............................     $85 1/4          $62      $50 3/4  $   43 3/8  $   45 7/8  $   56 3/8
   High for the year (c)...............................      86 1/2       64 3/8       52 1/8      50 3/8      63 1/4      56 3/4
   Low for the year (c)................................      60 1/4       47 5/8           41      35 3/4      38          35 1/4
                                                         ==========   ==========   ==========  ==========  ==========  ==========

(a) Extraordinary items amounted to charges of $12,122,000 ($0.07 per share) in 1993 and $31,203,000 ($0.19 per share) in 1991, and gains of
     $265,746,000 ($1.64 per share) in 1986 and $7,585,000 ($0.06 per share) in
     1984. Cumulative effect of accounting changes amounted to a charge of $143,235,000 ($0.86 per share) in 1992.
(b) Income before extraordinary items and cumulative effect of accounting changes, divided by average stockholders' equity.
(c)  Restated to reflect June 1994 ten-for-one stock split.

--------------------------------------------------------------------------------

                                                                1988         1987         1986         1985       1984
                                                             -----------  ----------   ----------   ----------  ----------
RESULTS FOR THE YEAR
 Net revenues
   Broadcasting............................................  $ 3,749,557  $3,433,749   $3,153,619   $  378,297  $  348,106
   Publishing..............................................    1,023,896   1,006,597      970,755      642,583     591,616
                                                             -----------  ----------   ----------   ----------  ----------
     Total.................................................    4,773,453   4,440,346    4,124,374    1,020,880     939,722
                                                             -----------  ----------   ----------   ----------  ----------
 Operating income
   Broadcasting............................................  $   722,171  $  632,910   $  474,535   $  150,970  $  144,182
   Publishing..............................................      129,720     146,717      158,999      138,512     133,179
                                                             -----------  ----------   ----------   ----------  ----------
     Income from operations................................      851,891     779,627      633,534      289,482     277,361
   General corporate expense...............................      (35,862)    (33,637)     (30,856)     (11,981)     (9,849)
                                                             -----------  ----------   ----------   ----------  ----------
     Total.................................................      816,029     745,990      602,678      277,501     267,512
                                                             -----------  ----------   ----------   ----------  ----------

   Income before extraordinary items and cumulative
    effect of accounting changes (a).......................  $   387,076  $  279,078   $  181,943   $  142,222  $  135,193
   Income per share before extraordinary items and
    cumulative effect of accounting changes (a) (c)........        $2.23       $1.65        $1.12        $1.09  $     1.04
   Cash dividends per common share (c).....................        $0.02       $0.02        $0.02        $0.02  $     0.02
   Average shares (000's omitted) (c)......................      173,500     169,500      162,500      130,800     130,000
   Return on average stockholders' equity (b)..............        14.7%       13.4%         9.7%        17.5%       19.9%
                                                             ===========  ==========   ==========   ==========  ==========
SELECTED CASH FLOW DATA
 Cash provided
   Operations, before changes in operating assets
    and liabilities........................................  $   558,633  $  468,380   $  268,162   $  223,296  $  196,600
   Proceeds from issuance of long-term debt................          500           -    1,350,507      493,329      18,065
   Proceeds from dispositions of operating companies
    and equity investments.................................       19,072           -      703,378        7,222       5,000
                                                             -----------  ----------   ----------   ----------  ----------
 Cash applied
   Acquisition of operating companies and equity
    investments............................................  $    18,143  $   13,248   $3,162,661   $   51,109  $  146,843
   Common stock purchased for treasury.....................        3,644         576        1,075          484      46,135
   Capital expenditures....................................      153,413     116,309      153,082       75,384      53,866
   Payments of long-term debt..............................        3,458     124,904      367,528        7,872      16,030
   Dividends...............................................        3,427       3,231        3,219        2,595       2,570
                                                             ===========  ==========   ==========   ==========  ==========
AT YEAR-END
 Working capital...........................................  $ 1,504,954  $  640,574   $  416,230   $  830,986  $  240,985
 Total assets..............................................    6,088,871   5,378,372    5,191,416    1,884,931   1,208,172
 Long-term debt............................................    1,693,543   1,696,901    1,821,805      714,298     222,995
 Stockholders' equity......................................    3,025,505   2,224,921    1,948,627      889,260     734,455
 Number of shares outstanding (000's omitted) (c)..........      179,990     161,930      161,260      129,980     128,670
 Price range of common stock
   Closing market price (c)................................  $    36 1/4  $   34 1/2   $   26 3/4   $   22 1/2  $   16 1/2
   High for the year (c)...................................       37          45           28           22 7/8      17 1/2
   Low for the year (c)....................................       29 3/4      26 3/4       20 7/8       15 1/4      12 3/8
                                                             ===========  ==========   ==========   ==========  ==========

(a) Extraordinary items amounted to charges of $12,122,000 ($0.07 per share) in 1993 and $31,203,000 ($0.19 per share) in 1991, and gains of
     $265,746,000 ($1.64 per share) in 1986 and $7,585,000 ($0.06 per share) in
     1984. Cumulative effect of accounting changes amounted to a charge of $143,235,000 ($0.86 per share) in 1992.
(b) Income before extraordinary items and cumulative effect of accounting changes, divided by average stockholders' equity.
(c)  Restated to reflect June 1994 ten-for-one stock split.

Capital Cities/ABC
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME

Years ended December 31, 1994, 1993 and 1992
(Dollars in thousands except per share amounts)
                                                      1994        1993         1992
                                                   ----------  ----------   ----------
Net revenues..................................     $6,379,237  $5,673,653   $5,344,127
                                                   ----------  ----------   ----------
Costs and expenses
  Direct operating expenses...................      3,745,689   3,557,301    3,421,054
  Selling, general and administrative.........      1,222,202   1,097,826    1,043,595
  Depreciation................................        109,128      95,032       95,664
  Amortization of intangible assets...........         63,407      61,345       62,009
                                                   ----------  ----------   ----------
                                                    5,140,426   4,811,504    4,622,322
                                                   ----------  ----------   ----------
Operating income..............................      1,238,811     862,149      721,805
                                                   ----------  ----------   ----------
Other income (expense)
  Interest expense............................        (55,070)    (59,772)    (104,009)
  Interest income.............................         24,553      36,650       51,958
  Miscellaneous, net..........................         (2,980)    (10,648)      16,174
                                                   ----------  ----------   ----------
                                                      (33,497)    (33,770)     (35,877)
                                                   ----------  ----------   ----------
Income before income taxes....................      1,205,314     828,379      685,928
                                                   ----------  ----------   ----------
Income taxes
  Federal.....................................        425,700     300,100      245,500
  State and local.............................         99,800      60,900       51,100
                                                   ----------  ----------   ----------
                                                      525,500     361,000      296,600
                                                   ----------  ----------   ----------
Income before extraordinary change
 and cumulative effect of accounting
 changes......................................        679,814     467,379      389,328
Extraordinary charge, net of income taxes.....              -     (12,122)           -
Cumulative effect of accounting changes,
 net of income taxes..........................              -           -     (143,235)
                                                   ----------  ----------   ----------
Net income....................................     $  679,814  $  455,257   $  246,093
                                                   ==========  ==========   ==========
Income per share before extraordinary
 charge and cumulative effect of
 accounting changes...........................          $4.42       $2.85        $2.34
Extraordinary charge per share................              -        (.07)           -
Cumulative effect of accounting
 changes per share............................              -           -         (.86)
                                                   ----------  ----------   ----------
Net income per share..........................          $4.42       $2.78        $1.48
                                                   ==========  ==========   ==========
Average shares outstanding
 (000's omitted)..............................        153,890     163,800      166,000
                                                   ==========  ==========   ==========

See accompanying notes

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, 1994, 1993 and 1992
(Dollars in thousands)
                                                            1994        1993          1992
                                                         ---------   ----------    ---------
Cash flows from operating activities
  Net income..........................................   $ 679,814   $  455,257    $ 246,093
  Adjustments to reconcile net income to net cash
    Noncash and nonoperating items
      Depreciation....................................     109,128       95,032       95,664
      Amortization of intangible assets...............      63,407       61,345       62,009
      Increase (decrease) in deferred liabilities.....      45,988        7,995      (26,458)
      Extraordinary charge, early debt redemption.....          --       12,122           --
      Cumulative effect of accounting changes.........          --           --      143,235
      Other noncash and nonoperating items............      50,315       31,009       (1,129)
                                                         ---------   ----------    ---------
    Cash from operations before changes in operating
     assets and liabilities, net of effects of
     acquisitions and dispositions....................     948,652      662,760      519,414
      Decrease (increase)  in program assets and
       liabilities, net...............................      63,779       29,722     (129,064)
      (Increase) in accounts receivable...............    (169,572)     (57,895)      (2,842)
      Increase in accounts payable, accrued expenses
       and other current liabilities..................     156,225        5,741       47,125
      (Increase) decrease in other operating assets,
       net............................................     (22,860)      20,190      (10,357)
                                                         ---------   ----------    ---------
Net cash provided by operating activities.............     976,224      660,518      424,276
                                                         ---------   ----------    ---------
Cash flows from investing activities
  Capital expenditures................................    (121,460)     (97,788)    (114,736)
  Acquisition of operating companies and equity
   investments........................................    (214,536)    (133,294)      (2,432)
  (Increase) decrease in short-term investments.......     (64,246)     337,022       99,413
  Proceeds from disposition of real estate............      22,000           --       53,149
  Proceeds from dispositions of operating companies
   and equity investments.............................          --       12,500      150,168
  Other investing activities, net.....................     (52,708)       8,068      (67,444)
                                                         ---------   ----------    ---------
Net cash (used in) provided by investing activities...    (430,950)     126,508      118,118
                                                         ---------   ----------    ---------
Cash flows from financing activities
  Common stock purchased for treasury.................     (27,607)    (715,010)    (118,410)
  Common stock issued under employee stock plans......      31,099       29,365       26,547
  Dividends...........................................     (23,873)      (3,238)      (3,321)
  Payments of long-term debt..........................      (7,805)    (504,873)    (486,327)
  Premium on early redemption of debt.................          --      (15,915)          --
                                                         ---------   ----------    ---------
Net cash (used in) financing activities...............     (28,186)  (1,209,671)    (581,511)
                                                         ---------   ----------    ---------
Net increase (decrease) in cash and short-term
 cash investments.....................................     517,088     (422,645)     (39,117)
Cash and short-term cash investments
  Beginning of period.................................     264,283      686,928      726,045
                                                         ---------   ----------    ---------
  End of period.......................................   $ 781,371   $  264,283    $ 686,928
                                                         =========   ==========    =========

See accompanying notes

Capital Cities/ABC
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET

December 31, 1994 and 1993
(Dollars in thousands)
ASSETS                                                   1994         1993
------                                                ----------   ----------
Current Assets
  Cash and short-term cash investments.............   $  781,371   $  264,283
  Short-term investments...........................      238,029      173,823
  Accounts and notes receivable (net of allowance
   for doubtful accounts of $46,419 in 1994 and
   $44,650 in 1993)................................    1,056,280      881,955
  Program licenses and rights......................      440,443      495,125
  Other current assets.............................      200,064      176,966
                                                      ----------   ----------
      Total current assets.........................    2,716,187    1,992,152
                                                      ----------   ----------

Property, plant and equipment, at cost
  Land.............................................      297,525      334,719
  Buildings and improvements.......................      718,806      707,902
  Broadcasting and publishing equipment............      944,031      788,528
  Other, including construction-in-progress........      162,132      238,864
                                                      ----------   ----------
                                                       2,122,494    2,070,013
  Less accumulated depreciation....................      831,838      751,286
                                                      ----------   ----------
      Property, plant and equipment, net...........    1,290,656    1,318,727
                                                      ----------   ----------

Intangible assets (net of accumulated
 amortization of $592,637 in 1994 and
 $529,338 in 1993).................................    1,999,305    2,034,680
Program licenses and rights, noncurrent............      195,563      190,925
Investment in unconsolidated equity affiliates.....      334,460      153,904
Other assets.......................................      232,041      102,230
                                                      ----------   ----------
                                                      $6,768,212   $5,792,618
                                                      ==========   ==========

See accompanying notes

--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                     1994         1993
------------------------------------                  ----------   ----------
Current liabilities
  Accounts payable.................................   $  163,566   $  144,249
  Accrued compensation.............................      131,370      102,992
  Accrued interest.................................        9,636        9,574
  Accrued expenses and other current
   liabilities.....................................      263,618      201,052
  Program licenses and rights......................      281,923      264,935
  Taxes on income..................................      189,267      142,640
  Long-term debt due within one year...............        4,176        5,299
                                                      ----------   ----------
       Total current liabilities...................    1,043,556      870,741

Deferred compensation..............................      188,492      109,649
Deferred income taxes..............................      247,532      240,935
Program licenses and rights, noncurrent............       39,259       42,233
Other liabilities..................................      233,987      243,859
Long-term debt due after one year..................      610,666      616,661
                                                      ----------   ----------
       Total liabilities...........................    2,363,492    2,124,078
                                                      ----------   ----------

Minority interest..................................      116,163       96,424
                                                      ----------   ----------
Stockholders' equity
  Preferred stock, no par value
   (4,000,000 shares authorized)...................            -            -
  Common stock, $0.10 par value
   (300,000,000 shares authorized).................       18,394       18,394
  Additional paid-in capital.......................    1,036,068    1,030,634
  Unrealized net gains on investments..............       57,008           --
  Retained earnings................................    4,748,624    4,092,683
                                                      ----------   ----------
                                                       5,860,094    5,141,711
  Less common stock in treasury, at
   cost (29,877,163 shares in 1994
   and 30,109,100 shares in 1993)..................    1,571,537    1,569,595
                                                      ----------   ----------
       Total stockholders' equity..................    4,288,557    3,572,116
                                                      ----------   ----------
                                                      $6,768,212   $5,792,618
                                                      ==========   ==========

Capital Cities/ABC
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                               UNREALIZED
                                                  ADDITIONAL    NET GAINS
Years Ended December 31, 1994,         COMMON      PAID-IN         ON          RETAINED       TREASURY
1993, and 1992                         STOCK       CAPITAL     INVESTMENTS     EARNINGS         STOCK         TOTAL
(Dollars in thousands)                -------    ----------    -----------    ----------    -----------    ----------
Balance January 1, 1992............   $18,394    $1,017,195      $    --      $3,397,892    $  (778,648)   $3,654,833

  Net income for 1992..............        --            --           --         246,093             --       246,093
  649,370 shares issued under
   Employee Stock Purchase Plan....        --        14,870           --              --          9,064        23,934
  130,780 shares issued on
   exercise of employee stock
   options.........................        --          (458)          --              --          3,071         2,613
  2,729,230 shares purchased
   for treasury....................        --            --           --              --       (118,410)     (118,410)
  Cash dividends...................        --            --           --          (3,321)            --        (3,321)
                                      -------    ----------      -------      ----------    -----------    ----------
Balance December 31, 1992..........    18,394     1,031,607           --       3,640,664       (884,923)    3,805,742

  Net income for 1993..............        --            --           --         455,257             --       455,257
  725,850 shares issued under
   Employee Stock Purchase Plan....        --         1,023           --              --         26,437        27,460
  104,550 shares issued on
   exercise of employee stock
   options.........................        --        (1,996)          --              --          3,901         1,905
  11,442,170 shares purchased
   for treasury....................        --            --           --              --       (715,010)     (715,010)
  Cash dividends...................        --            --           --          (3,238)            --        (3,238)
                                      -------    ----------      -------      ----------    -----------    ----------
Balance December 31, 1993..........    18,394     1,030,634           --       4,092,683     (1,569,595)    3,572,116

  Net income for 1994..............        --            --           --         679,814             --       679,814
  648,480 shares issued under
   Employee Stock Purchase Plan....        --         5,993           --              --         24,480        30,473
  31,402 shares issued on
   exercise of employee stock
   options.........................        --          (559)          --              --          1,185           626
  447,945 shares purchased
   for treasury....................        --            --           --              --        (27,607)      (27,607)
  Cash dividends...................        --            --           --         (23,873)            --       (23,873)
  Adjustment to beginning balance
   for change in accounting method,
   net of income taxes of $32,174..        --            --       46,491              --             --        46,491
  Change in unrealized net gains,
   net of income taxes of $7,278...        --            --       10,517              --             --        10,517
                                      -------    ----------      -------      ----------    -----------    ----------
Balance December 31, 1994..........   $18,394    $1,036,068      $57,008      $4,748,624    $(1,571,537)   $4,288,557
                                      =======    ==========      =======      ==========    ===========    ==========

See accompanying notes

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

Principles of Consolidation -- The consolidated financial statements include the accounts of all significant subsidiaries. Investments in other companies which are at least 20% owned are reported on the equity method. The Company's share of income or loss is included in "Miscellaneous, net" on the income statement. All significant intercompany accounts and transactions have been eliminated.

Property, Plant and Equipment-Depreciation -- Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for tax purposes. Estimated useful lives for major asset categories are 10-55 years for buildings and improvements, 4-20 years for broadcasting equipment and 5-20 years for publishing machinery and equipment. Leasehold improvements are amortized over the terms of the leases.

Intangible Assets -- Intangible assets consist of amounts by which the cost of acquisitions exceeded the values assigned to net tangible assets. The broadcasting and publishing intangible assets, all of which may be characterized as scarce assets with very long and productive lives, have historically increased in value with the passage of time. In accordance with Accounting Principles Board Opinion No. 17, substantially all of these intangible assets are being amortized over periods of up to 40 years, even though in the opinion of management there has been no diminution of value of the underlying assets.

Program Licenses and Rights -- Program licenses and rights and related liabilities are recorded when the license period begins and the program is available for use. Television network and station rights for theatrical movies and other long-form programming are charged to expense primarily on accelerated bases related to the usage of the program. Television network series costs and multi-year sports rights are charged to expense based on the flow of anticipated revenue.

Investments -- As of January 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The cumulative effect of adopting Standard No. 115 increased the opening balance of stockholders' equity by $46,491,000 (net of $32,174,000 of deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or the lower of cost or market.

Cash and short-term cash investments consist primarily of highly liquid U.S. Government obligations with maturities of three months or less at the time of purchase. They include $547,111,000 of securities which are classified as held-to-maturity and are carried at amortized cost, which approximates market. Also included are securities which are classified as available-for-sale which, as of December 31, 1994, have a fair value of $200,471,000, which approximates cost.

Short-term investments, which consist of highly liquid U.S. Government instruments with original maturities in excess of three months, include $232,070,000 of securities which are classified as held-to-maturity. They are carried at amortized cost, which approximates market. The remainder of the short-term investments are considered available-for-sale and have a fair value of $5,959,000, which approximates cost.

Also classified as available-for-sale are marketable equity securities which are included in "Other assets" on the balance sheet with a cost of $37,084,000 and a market value of $133,584,000.

Other -- In June 1994, the Company effected a ten-for-one stock split on common shares then outstanding. All share, per share and average share information in the Consolidated Financial Statements and the Notes thereto have been restated to reflect the stock split.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. Long-term Debt

Long-term debt at December 31, 1994 and 1993 is as follows (000's omitted):

                                              1994        1993
                                           ----------   ----------
Commercial paper supported by
 bank revolving credit
 agreement..............................   $  100,000   $  100,000
8 3/4% debentures due 2021..............      250,000      250,000
8 7/8% notes due 2000...................      250,000      250,000
Other long-term debt....................       14,842       21,960
                                           ----------   ----------
                                           $  614,842   $  621,960
                                           ==========   ==========

The aggregate payments of long-term debt outstanding at December 31, 1994, for the next five years, excluding commercial paper, are summarized as follows: 1995
- $4,176,000; 1996 - $2,244,000; 1997 - $2,413,000; 1988 - $6,009,000; 1999 -
none.

Interest paid on long-term debt during 1994, 1993 and 1992 amounted to $59,292,000, $83,002,000 and $139,674,000, respectively.

A subsidiary of the Company has issued commercial paper, $100,000,000 of which was outstanding at December 31, 1994, at a weighted average interest rate of 5.5%. The commercial paper is supported by a $1,000,000,000 bank revolving credit agreement terminating on June 30, 1999, unless otherwise extended.

Under terms of the bank revolving credit agreement, the Company and its consolidated subsidiaries are required to maintain a consolidated net worth of $2,700,000,000 at December 31, 1994, increasing annually by 33 percent of the consolidated net income of the previous year. The commercial paper outstanding at December 31, 1994 is classified as long-term since the Company intends to renew or replace with long-term borrowings all, or substantially all, of the commercial paper. However, the amount of commercial paper outstanding in 1995 is expected to fluctuate and may be reduced from time to time. The Company has unconditionally guaranteed the commercial paper, and any borrowings which may be made by a subsidiary under the bank revolving credit agreement.

The 8 7/8% notes and the 8 3/4% debentures are not redeemable prior to maturity and are not subject to any sinking fund. During 1991, the Securities and Exchange Commission declared effective a shelf registration statement of the Company which allows for the issuance of up to $500,000,000 in additional debt securities.

During 1993, the Company redeemed $500,000,000 of notes and debentures. An extraordinary charge of $12,122,000 (net of income taxes of $7,706,000), or $0.07 per share, was recorded related to these redemptions.

The fair value of the Company's long-term debt, estimated based on the quoted market prices for similar issues or on the current rates offered to the Company for debt of similar remaining maturities, was approximately $628,000,000 and $702,000,000 at December 31, 1994 and 1993, respectively.

--------------------------------------------------------------------------------

3.  Employee Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees not covered by union plans. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide for pension benefits in accordance with the requirements of ERISA. Benefits are generally based on years of service and compensation. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% at December 31, 1994 and 8% at December 31, 1993. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5% and 8%, respectively, in 1994 and 1993.

The components of net pension cost for 1994, 1993 and 1992 are as follows (000's omitted):

                                   1994        1993         1992
                                 --------    --------     --------
Service cost of current
 period......................    $ 18,624    $ 15,494     $ 15,077
Interest cost on
 projected benefit
 obligation .................      48,049      42,499       39,548
Actual return on plan
 assets......................     (18,294)    (39,731)     (42,650)
Net amortization and
 deferral....................     (18,799)      2,561        5,864
                                  -------    --------      -------
Net pension cost.............    $ 29,580    $ 20,823     $ 17,839
                                  =======    ========      =======

The following table sets forth the pension plans' funded status and amounts recognized in the balance sheet at December 31, 1994 and 1993 (000's omitted):

                                                                                             1994       1993
                                                                                           --------   --------
Actuarial present value of accumulated plan benefits
  (including vested benefits of $477,029 in 1994 and $479,332 in 1993)...................  $ 491,692   $495,304
                                                                                            ========   ========
Plan assets at fair value, primarily publicly traded securities and
  short-term cash investments............................................................  $ 523,774   $522,096
Projected benefit obligation for service rendered to date................................   (599,884)  (585,710)
                                                                                            --------   --------
Plan assets less than projected benefit obligation.......................................    (76,110)   (63,614)
Prior service cost not yet recognized in net periodic pension cost.......................     25,867     39,493
Unrecognized net loss from past experience different from that assumed...................     14,101      6,095
Unrecognized net transition amount being recognized principally over 15 years............    (12,470)   (14,547)
                                                                                            --------   --------
Accrued pension cost included in balance sheet...........................................   $(48,612)  $(32,573)
                                                                                            ========   ========

For certain employees not covered by pension plans, the Company contributes to profit sharing plans. The profit sharing plans provide for contributions by the Company in such amount as the Board of Directors may annually determine. Contributions to the profit sharing plans of $6,228,000, $6,045,000 and $6,192,000 were charged to expense in 1994, 1993 and 1992, respectively.

The Company also has a Savings & Investment Plan which allows eligible employees to allocate up to 10% of salary, through payroll deduction, among a Company stock fund, several diversified equity funds, a bond fund and a money market fund. The Company matches 50% of the employee's contribution, up to 5% of salary. In 1994, 1993 and 1992, the cost of this plan (net of forfeitures) was $12,055,000, $11,204,000 and $10,982,000, respectively.

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

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. Employee Benefit Plans--(Continued)

In 1992, the Company adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In applying this statement, the Company recognized the full amount of the accumulated postretirement benefit obligation as of January 1, 1992 as a cumulative effect of an accounting change. The noncash charge to 1992 earnings was $54,817,000 (net of income taxes of $36,544,000), or $0.33 per share.

The accumulated postretirement benefit obligation was determined using an assumed discount rate of 8.5% at December 31, 1994 and 8% at December 31, 1993. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.2%; the rate was assumed to decrease gradually to 5.5% by the year 2004 and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $11,580,000 and the aggregate of the service and interest cost components of net postretirement benefit cost for the year then ended by approximately $1,010,000.

The following table sets forth the plans' amounts recognized in the consolidated balance sheet at December 31, 1994 and 1993 for the Company's defined postretirement benefit plans (other than pensions) (000's omitted):

                                         1994       1993
                                       --------   --------
Accumulated postretirement
 benefit obligation:
 Retirees............................  $ 63,978   $ 58,165
 Fully eligible active participants..    23,022     21,430
 Other active participants...........    22,352     22,126
                                       --------   --------
Total accumulated postretirement
 benefit obligation..................   109,352    101,721
Unrecognized net loss................    (8,812)    (4,415)
                                       --------   --------
Accrued postretirement benefit
 cost................................  $100,540   $ 97,306
                                       ========   ========

Net postretirement benefit cost (other than pensions) for 1994, 1993 and 1992 consisted of the following components (000's omitted):

                                       1994    1993    1992
                                      ------- ------  ------
Service cost-current period.........  $1,171  $1,232  $1,031
Interest cost on accumulated post-
     retirement benefit obligation..   8,181   8,141   7,961
Amortization of net loss............      68       -       -
                                      ------  ------  ------
Net postretirement
     benefit cost...................  $9,420  $9,373  $8,992
                                      ======  ======  ======

4. Commitments

At December 31, 1994, the Company is committed to the purchase of broadcast rights for various feature films, sports and other programming aggregating approximately $4,066,000,000. The aggregate payments related to these commitments during the next five years are summarized as follows:

1995  --  $1,427,191,000;   1996  --  $826,009,000;
1997  --  $  777,518,000;   1998  --  $478,659,000;
1999  --  $  313,936,000.

The Company anticipates 1995 capital expenditures for property, plant and equipment will approximate $150,000,000.

Rental expense under operating leases amounted to $97,965,000, $86,312,000 and $92,820,000 for 1994, 1993 and 1992, respectively. Future minimum annual rental payments under non-cancelable leases are as follows (000's omitted):

                                  Capital       Operating
                                  leases         leases
                                 --------       ---------
1995........................     $  7,530       $  59,918
1996........................        6,996          53,162
1997........................        6,112          51,048
1998........................        5,627          47,626
1999........................        5,502          43,676
2000 and thereafter.........      120,833         118,805
                                 --------        --------
Minimum lease
 payments...................      152,600        $374,235
                                                 ========
Imputed interest............     (110,063)
                                 --------
Present value of minimum
 lease payments.............     $ 42,537
                                 ========

Total minimum payments for operating leases have not been reduced for future minimum sublease rentals aggregating $2,859,000.

--------------------------------------------------------------------------------

5. Segment Data

The Company's business operations are classified into two segments:
Broadcasting and Publishing. Broadcasting operations include the ABC Television Network and eight television stations, the ABC Radio Networks, radio stations, cable television programming and multimedia business activities. The Publishing segment includes newspapers, shopping guides, various specialized business periodicals and books, research services and database publishing. There are no material product transfers between segments of the Company, and virtually all of the Company's business is conducted within the United States. The segment data is as follows (000's omitted):


                                                    1994         1993         1992         1991         1990
                                                 ----------   ----------   ----------   ----------   ----------
Broadcasting
Net revenues..................................   $5,277,126   $4,663,215   $4,265,561   $4,329,743   $4,283,633
                                                 ----------   ----------   ----------   ----------   ----------
  Direct operating costs......................    4,015,864    3,762,988    3,523,143    3,537,676    3,331,316
  Depreciation................................       86,727       75,424       76,406       75,883       75,088
  Amortization of intangible assets...........       47,337       46,726       46,695       46,476       46,772
                                                 ----------   ----------   ----------   ----------   ----------
Total operating costs.........................    4,149,928    3,885,138    3,646,244    3,660,035    3,453,176
                                                 ----------   ----------   ----------   ----------   ----------
Income from operations........................   $1,127,198   $  778,077   $  619,317   $  669,708   $  830,457
                                                 ==========   ==========   ==========   ==========   ==========
Assets at year-end............................   $4,650,611   $4,389,700   $4,357,152   $4,249,089   $4,250,540
Capital expenditures..........................      102,850       78,526       94,255      106,254      105,475

Publishing
Net revenues..................................   $1,102,111   $1,010,438   $1,078,566   $1,052,246   $1,101,969
                                                 ----------   ----------   ----------   ----------   ----------
  Direct operating costs......................      911,384      851,787      908,791      895,402      934,022
  Depreciation................................       19,639       18,385       18,072       18,084       18,363
  Amortization of intangible assets...........       16,070       14,619       15,314       15,855       17,213
                                                 ----------   ----------   ----------   ----------   ----------
Total operating costs.........................      947,093      884,791      942,177      929,341      969,598
                                                 ----------   ----------   ----------   ----------   ----------
Income from operations........................   $  155,018   $  125,647   $  136,389   $  122,905   $  132,371
                                                 ==========   ==========   ==========   ==========   ==========
Assets at year-end............................   $  814,907   $  824,369   $  777,512   $  886,482   $  916,346
Capital expenditures..........................       18,183       18,657       20,276       13,878       14,450

Consolidated
Net revenues..................................   $6,379,237   $5,673,653   $5,344,127   $5,381,989   $5,385,602
                                                 ==========   ==========   ==========   ==========   ==========
Income from operations........................   $1,282,216   $  903,724   $  755,706   $  792,613   $  962,828
  General corporate expense...................      (43,405)     (41,575)     (33,901)     (31,380)     (39,613)
                                                 ----------   ----------   ----------   ----------   ----------
Operating income..............................    1,238,811      862,149      721,805      761,233      923,215
  Interest expense............................      (55,070)     (59,772)    (104,009)    (179,347)    (168,859)
  Interest and miscellaneous, net.............       21,573       26,002       68,132       80,310       83,424
                                                 ----------   ----------   ----------   ----------   ----------
Income before income taxes....................   $1,205,314   $  828,379   $  685,928   $  662,196   $  837,780
                                                 ==========   ==========   ==========   ==========   ==========
Assets employed by segments...................   $5,465,518   $5,214,069   $5,134,664   $5,135,571   $5,166,886
Cash investments and other corporate assets...    1,302,694      578,549    1,387,495    1,560,141    1,529,301
                                                 ----------   ----------   ----------   ----------   ----------
Total assets at year-end......................   $6,768,212   $5,792,618   $6,522,159   $6,695,712   $6,696,187
                                                 ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6.  Income Taxes

The Company adopted Financial Accounting Standard No. 109 (FAS 109) effective January 1, 1992. As a result of adopting FAS 109, net deferred taxes increased by $127,198,000 of which $88,418,000 was recorded as the cumulative effect of adopting FAS 109.

The provision for taxes on income (before the extraordinary charge for 1993 and the cumulative effect of accounting changes for 1992) differs from the amount of tax determined by applying the federal statutory rate for the following reasons (000's omitted):

                                                      1994                  1993                 1992
                                               -------------------     -----------------    ----------------
                                                  Amount        %       Amount       %      Amount        $
                                                ----------     ----    --------      ----   --------      ---
Income before income taxes....................  $1,205,314             $828,379             $685,928
                                                ==========             ========             ========
Income tax expense at statutory federal rate..  $  421,860     35.0    $289,933      35.0   $233,216      34.0
State and local income taxes, net
 of federal benefit...........................      66,137      5.5      40,321       4.9     34,547       5.0
Amortization of intangibles...................      18,272      1.5      17,950       2.2     17,541       2.6
Other, net....................................      19,231      1.6      12,796       1.5     11,296       1.6
                                                ----------     ----    --------      ----   --------      ----
Total.........................................  $  525,500     43.6    $361,000      43.6   $296,600      43.2
                                                ==========     ====    ========      ====   ========      ====

Income tax expense is comprised of the following (000's omitted):

                               1994             1993              1992
                            --------          --------         --------
Federal
  Current................   $468,600          $312,800         $274,900
  Deferred...............    (42,900)          (12,700)         (29,400)
                            --------          --------         --------
                             425,700           300,100          245,500
                            --------          --------         --------
State and local
  Current................    111,900            65,500           57,400
  Deferred...............    (12,100)           (4,600)          (6,300)
                            --------          --------         --------
                              99,800            60,900           51,100
                            --------          --------         --------
Total.....................  $525,500          $361,000         $296,600
                            ========          ========         ========

Income taxes paid, net of refunds received, during 1994, 1993 and 1992 amounted to $535,198,000, $341,587,000 and $292,329,000, respectively.

Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax asset (recorded in other current assets on the balance sheet) and liability as of December 31, 1994 and 1993, are as follows (000's omitted):

                                                  1994                1993
                                                ----------          ----------
Current
  Programming................................   $   42,708          $   33,140
  Other, net.................................       83,256              70,023
                                                ----------          ----------
Net current deferred tax asset...............   $  125,964          $  103,163
                                                ==========          ==========

Noncurrent
  Deferred compensation......................   $   67,059          $   40,665
  Postretirement benefits
   other than pensions.......................       41,783              40,431
  Basis differences on prior
   business combinations.....................     (253,251)          (258,511)
  Basis differences for certain
   investments in debt and
   equity securities.........................      (39,452)                  -
  Accelerated depreciation...................     (129,047)           (120,303)
  Other, net.................................       65,376              56,783
                                                ----------          ----------
Net noncurrent deferred tax
  liability..................................   $ (247,532)         $ (240,935)
                                                ==========          ==========

--------------------------------------------------------------------------------

7. Common Stock Plans

The Company has stock option plans under which certain key personnel have been granted the right to purchase shares of common stock over a 6-, 10- or 11-year period from the date of grant at prices equal to market value on the grant date. Each option is cumulatively exercisable as to 25% of the total shares represented thereby for each of the first four years after grant, provided that the individual remains in the employ of the Company. The following information pertains to the Company's stock option plans:

                                                                    1994                1993               1992
                                                                   -------            --------           --------
Outstanding options, beginning of year..................           442,660             357,460            391,240
Granted.................................................           265,000             191,000            100,000
Canceled or expired.....................................               ---              (1,250)            (3,000)
Exercised...............................................           (31,402)           (104,550)          (130,780)
                                                                   -------            --------           --------
Outstanding options, end of year........................           676,258             442,660            357,460
                                                                   =======             =======            =======
Average price of options exercised during the year......            $18.07              $15.92             $17.57
Exercise price of outstanding options, end of year......  $18.64 to $83.00    $13.11 to $63.48   $13.11 to $49.20
Options exercisable, end of year........................           218,008             176,660            243,960
Options available for future grant......................         4,444,000           4,709,000          4,900,000

The Company has an Employee Stock Purchase Plan which allows eligible employees, through contributions of up to 15% of their compensation, to purchase shares at 85% of the lower of fair market value at the Grant Date or at the Purchase Date (normally one year subsequent). Employees purchased 648,480, 725,850 and 649,370 shares under the Plan in 1994, 1993 and 1992, respectively. As of December 31, 1994, 5,992,790 shares remain available to be purchased through the period ending April 2000.

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

Capital Cities/ABC
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. Quarterly Financial Data (Unaudited)

The following summarizes the Company's results of operations for each quarter of 1994 and 1993 (000's omitted, except per share amounts). The net income per share computation for each quarter and the year are separate calculations.

                                          First        Second        Third       Fourth
                                         quarter       quarter      quarter      quarter      Year
                                        ----------   ----------   ----------   ----------   ----------
1994
Net revenues..........................  $1,404,949   $1,538,092   $1,461,932   $1,974,264   $6,379,237
     Costs and expenses...............   1,191,187    1,195,766    1,218,829    1,534,644    5,140,426
                                        ----------   ----------   ----------   ----------   ----------
Operating income......................     213,762      342,326      243,103      439,620    1,238,811
     Interest expense.................     (13,031)     (13,406)     (14,129)     (14,504)     (55,070)
     Interest and miscellaneous, net..       4,750        6,368        7,001        3,454       21,573
                                        ----------   ----------   ----------   ----------   ----------
Income before income taxes............     205,481      335,288      235,975      428,570    1,205,314
     Income taxes.....................      89,400      145,800      102,300      188,000      525,500
                                        ----------   ----------   ----------   ----------   ----------
Net income............................  $  116,081   $  189,488   $  133,675     $240,570   $  679,814
                                        ----------   ----------   ----------   ----------   ----------
Net income per share..................  $     0.76   $     1.23   $     0.87        $1.56        $4.42
                                        ==========   ==========   ==========   ==========   ==========

1993
Net revenues..........................  $1,178,337   $1,438,826   $1,301,371   $1,755,119   $5,673,653
     Costs and expenses...............   1,037,401    1,168,140    1,153,339    1,452,624    4,811,504
                                        ----------   ----------   ----------   ----------   ----------
Operating income                           140,936      270,686      148,032      302,495      862,149
     Interest expense.................     (21,020)     (13,972)     (11,777)     (13,003)     (59,772)
     Interest and miscellaneous, net..       3,778       10,463        6,316        5,445       26,002
                                        ----------   ----------   ----------   ----------   ----------
Income before income taxes............     123,694      267,177      142,571      294,937      828,379
     Income taxes.....................      53,200      115,300       64,300      128,200      361,000
                                        ----------   ----------   ----------   ----------   ----------
Income before extraordinary charge....      70,494      151,877       78,271      166,737      467,379
     Extraordinary charge.............     (12,122)           -            -            -      (12,122)
                                        ----------   ----------   ----------   ----------   ----------
Net income............................  $   58,372   $  151,877   $   78,271     $166,737   $  455,257
                                        ==========   ==========   ==========   ==========   ==========
Income per share
     Before extraordinary charge......  $     0.43   $     0.92        $0.47        $1.03        $2.85
     Extraordinary charge.............        (.07)           -            -            -         (.07)
                                        ----------   ----------   ----------   ----------   ----------
Net income per share..................  $     0.36   $     0.92   $     0.47        $1.03        $2.78
                                        ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10.  Common Stock and
     Stockholder Information (Unaudited)

As of February 28, 1995, the approximate number of holders of common stock was 9,790. Dividends of $.05 per share have been paid for the last three quarters of 1994 and $.005 for the first quarter of 1994 and for 1993. The common stock is traded on the New York and Pacific Stock Exchanges. The high, low and closing prices of the Company's common stock for each quarter of 1994 and 1993 are as follows:

                            1994                         1993
                 ----------------------------   --------------------------
                  High       Low       Close      High    Low      Close
                 -------   -------    -------   -------  -------   -------
1st quarter....  $71 7/8   $60 1/4    $68 3/8   $53 1/8  $47 5/8   $53
2nd quarter....   75 1/2    66 1/4     71 1/2    55 1/8   50        50 3/8
3rd quarter....   85 3/8    71 1/8     82        57 3/4   49        57 1/8
4th quarter....   86 1/2    76 1/8     85 1/4    64 3/8   56 3/4    62

Report of Independent Auditors

The Board of Directors and Shareholders
Capital Cities/ABC, Inc.

We have audited the accompanying consolidated balance sheets of Capital Cities/ABC, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Cities/ABC, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 6 to the consolidated financial statements, in 1992, the Company changed its method of accounting for other postretirement benefits and income taxes.

/s/ Ernst & Young LLP

New York, New York
February 28, 1995

Capital Cities/ABC
--------------------------------------------------------------------------------
REPORT OF MANAGEMENT

The management of Capital Cities/ABC, Inc. is responsible for the preparation of and the information included in the consolidated financial statements. These statements, including the accompanying notes, have been prepared in accordance with generally accepted accounting principles and include amounts which are based upon management's best estimates and judgments.

In recognition of its responsibility for the integrity and reliability of the data contained in the financial statements, as well as for the safeguarding of assets against unauthorized acquisition, use or disposition, management maintains a system of internal controls. Internal controls are designed to provide reasonable, but not absolute, assurance at an appropriate cost, that assets are safeguarded from loss or unauthorized use, and that the financial records are reliable for the preparation of financial statements.

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


                                     /s/ Thomas S. Murphy

                                     Thomas S. Murphy
                                     Chairman of the
                                     Board and Chief
                                     Executive Officer


                                     /s/ Ronald J. Doerfler

                                     Ronald J. Doerfler
                                     Senior Vice President and
                                     Chief Financial Officer

--------------------------------------------------------------------------------
Capital Cities/ABC


Corporate

Thomas S. Murphy, Chairman of the Board and Chief Executive Officer

Robert A. Iger, President and Chief Operating Officer

John B. Fairchild, Executive Vice President; Chairman, Fairchild Publications

Ronald J. Doerfler, Senior Vice President and Chief Financial Officer

Herbert A. Granath, Senior Vice President; President, Cable and International Broadcast Group

Michael P. Mallardi, Senior Vice President; President, Broadcast Group

Phillip J. Meek, Senior Vice President; President, Publishing Group

Stephen A. Weiswasser, Senior Vice President; President, Multimedia Group

David Westin, Senior Vice President; President, ABC Television Network Group

Alan N. Braverman, Vice President and General Counsel

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

Andrew E. Jackson, Vice President, Corporate Affairs

Patricia J. Matson, Vice President, Corporate Communications

Jeffrey Ruthizer, Vice President, Labor Relations

William J. Wilkinson, Vice President and Executive Assistant to the Chairman

Philip R. Farnsworth, Secretary

Allen S. Bomes, Assistant Treasurer


                    *       *       *      *      *      *

ABC Television Network Group

David Westin, President

Peter Chrisanthopoulos, Executive Vice President
Richard E. Hockman, Senior Vice President
Maureen P. Lesourd, Senior Vice President
Sherrie S. Rollins, Senior Vice President
John J. Wolters, Senior Vice President
Alex Wallau, Vice President


ABC Entertainment

Edward W. Harbert, President
Stuart J. Bloomberg, Executive Vice President
Ronald B. Sunderland, Executive Vice President
John Hamlin, Senior Vice President
Judd L. Parkin, Senior Vice President
Mark A. Pedowitz, Senior Vice President
Donna L. Rosenstein, Senior Vice President
Alan B. Sternfeld, Senior Vice President
P. Thomas Van Schaick, Senior Vice President
Mark C. Zakarin, Senior Vice President


ABC Daytime

Patricia D. Fili-Krushel, President
Cody Dalton, Senior Vice President
Valerie S. Schaer, Senior Vice President


ABC Early Morning and Late Night


ABC Children's Programming

Jeanette B. Trias, President


Broadcast Operations & Engineering

Preston A. Davis, President
Michael C. Lang, Senior Vice President


ABC News

Roone Arledge, President
Paul Friedman, Executive Vice President
Robert J. Murphy, Senior Vice President
William N. Temple, Senior Vice President
Richard C. Wald, Senior Vice President
Alan H. Wurtzel, Senior Vice President


Worldwide Television News

Kenneth Coyte, Chairman


ABC Sports

Dennis D. Swanson, President
Robert H. Apter, Senior Vice President
David E. Downs, Senior Vice President
Dennis Lewin, Senior Vice President


ABC Television Network Sales and Marketing

Marvin F. Goldsmith, President
Robert J. Cagliero, Executive Vice President
Lawrence S. Fried, Executive Vice President


Production

ABC PRODUCTIONS

Brandon Stoddard, President


DIC ENTERTAINMENT

Andrew Heyward, President


GREENGRASS PRODUCTIONS


ABC/KANE PRODUCTIONS

Dennis B. Kane, President

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

WTVD (Durham-Raleigh, NC)
Emily L. Barr, President, General Manager

KFSN-TV (Fresno, CA)
Marc Edwards, President, General Manager


National Television Sales
John B. Watkins, President


Radio
James A. Arcara, President


ABC Radio Networks

Robert F. Callahan, Jr., President
Bart W. Catalane, Executive Vice President
David M. Kantor, Executive Vice President


Radio Stations--Group I

Don P. Bouloukos, President

WABC-AM (New York, NY)
Don P. Bouloukos, President, General Manager

WPLJ-FM (New York, NY)
J. Mitchell Dolan, President, General Manager

KABC-AM (Los Angeles, CA)
KMPC-AM (Los Angeles, CA)
George Green, President, General Manager

KLOS-FM (Los Angeles, CA)
Bill Sommers, President, General Manager

KGO-AM (San Francisco, CA)
KSFO-AM (San Francisco, CA)
Michael Luckoff, President, General Manager

WJR-AM (Detroit, MI)
Michael D. Fezzey, President, General Manager

WHYT-FM (Detroit, MI)
John E. Cravens, President, General Manager

KQRS-AM/FM (Minneapolis, MN)
KEGE-FM (Minneapolis, MN)
Mark S. Steinmetz, President, General Manager


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

WRQX-FM (Washington, DC)
James M. Robinson, President, General Manager

WBAP-AM (Fort Worth-Dallas, TX)
William J. Hare, President, General Manager

KSCS-FM (Fort Worth-Dallas, TX)
Victor J. Sansone, President, General Manager

WKHX-AM/FM (Atlanta, GA)
WYAY-FM (Atlanta, GA)
Norman S. Schrutt, President, General Manager

--------------------------------------------------------------------------------
Capital Cities/ABC


Cable and International Broadcast Group

Herbert A. Granath, President
John T. Healy, Executive Vice President

ESPN (Bristol, CT)
Steven M. Bornstein, President


ABC INTERNATIONAL OPERATIONS (New York, NY)
John T. Healy, President
Richard F. Spinner, President and Managing Director, European Operations


ABC DISTRIBUTION (New York, NY)
Joseph Y. Abrams, President


A&E TELEVISION NETWORK (New York, NY)
Nicholas Davatzes, President


LIFETIME TELEVISION (New York, NY)
Douglas W. McCormick, President


                   *       *       *       *       *       *


Capital Cities/ABC Multimedia Group

Stephen A. Weiswasser, President
Bruce Maggin, Executive Vice President

CAPITAL CITIES/ABC VIDEO PUBLISHING (Stamford, CT)
Jon R. Peisinger, President


                   *       *       *       *       *       *


Publishing Group

Phillip J. Meek, President
Gary L. Holland, Vice President
Bruce H. McIntyre, Vice President


Newspapers

THE KANSAS CITY STAR (Kansas City, MO)
Robert C. Woodworth, President, Publisher

FORT WORTH STAR-TELEGRAM (Fort Worth, TX)
Richard L. Connor, President, Publisher

THE OAKLAND PRESS GROUP (Pontiac, MI)
Dale A. Duncan, President, Publisher

BELLEVILLE NEWS-DEMOCRAT GROUP (Belleville, IL)
Gary L. Berkley, President, Publisher

THE TIMES LEADER GROUP (Wilkes-Barre, PA)
Mark G. Contreras, President, Publisher

OREGON NEWSPAPER GROUP (Albany, OR)
Richard F. Anderson, President


Shopping Guides

Wesley R. Turner, Group Executive


PENNYSAVERS (Orange and San Diego
Counties, Sacramento and Stockton, CA)
William E. Carman, President

PENNYPOWER SHOPPING NEWS (Wichita, KS and
Springfield, MO)
Michael T. Blasi, President

NORTHWEST NICKELS (Seattle-Tacoma and
Spokane, WA; Portland, OR; Las Vegas, NV)
Richard F. Anderson, President


Specialized Publications

Diversified Publishing Group
Ann Maynard Gray, President

AGRICULTURAL PUBLISHING GROUP (Carol Stream, IL)
Allan R. Johnson, President

CHILTON ENTERPRISES (Radnor, PA)
David S. Loewith, President

CHILTON PUBLICATIONS (Radnor, PA)
Leon C. Hufnagel, President

LOS ANGELES MAGAZINE (Los Angeles, CA)
Joan McCraw, President

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

INTERNATIONAL MEDICAL NEWS GROUP (Short Hills, NJ)
Thomas Fowler, President


Capital Cities Capital
George M. Cain, President

--------------------------------------------------------------------------------
EXECUTIVE OFFICERS

Thomas S. Murphy
Chairman of the Board and Chief Executive Officer

Robert A. Iger
President and Chief Operating Officer

John B. Fairchild
Executive Vice President; Chairman, Fairchild Publications

Ronald J. Doerfler
Senior Vice President and Chief Financial Officer

Herbert A. Granath
Senior Vice President; President, Cable and International Broadcast Group

Michael P. Mallardi
Senior Vice President; President, Broadcast Group

Phillip J. Meek
Senior Vice President; President, Publishing Group

Stephen A. Weiswasser
Senior Vice President; President, Multimedia Group

David Westin
Senior Vice President; President, ABC Television Network Group

--------------------------------------------------------------------------------
BOARD OF DIRECTORS

Thomas S. Murphy 1, 4
Chairman of the Board and Chief Executive Officer

Robert A. Iger
President and Chief Operating Officer

Robert P. Bauman 3*
Chairman, British Aerospace PLC

Nicholas F. Brady 3
Chairman and Chief Executive Officer, Darby Overseas Investments, Ltd.; Former Secretary of the United States Department of the Treasury

Warren E. Buffett 4*
Chairman of the Board and Chief Executive Officer, Berkshire Hathaway Inc.

Daniel B. Burke 1, 4
Retired President and Chief Executive Officer, Capital Cities/ABC, Inc.

Frank T. Cary 2
Former Chairman of the Board and Chief Executive Officer, International Business Machines Corporation

John B. Fairchild
Executive Vice President; Chairman, Fairchild Publications

Leonard H. Goldenson 1*
Chairman of the Executive Committee; Retired Chairman of the Board and Chief Executive Officer, American Broadcasting Companies, Inc.

Frank S. Jones 2
Ford Professor of Urban Affairs, Emeritus, Massachusetts Institute of Technology

Ann Dibble Jordan 2
Former Director of Social Service Department, University of Chicago Medical
School

John H. Muller, Jr. 1, 2*, 3
Chairman of the Executive Committee, former Chairman of the Board and Chief Executive Officer, General Housewares Corp.

Wyndham Robertson 2
Vice President for Communications The University of North Carolina

M. Cabell Woodward, Jr. 1, 2
Retired Vice Chairman and Chief Financial Officer, ITT Corporation


Director Emeritus
Gerald Dickler
Former Senior Counsel, Hall Dickler Kent Friedman & Wood Attorneys at Law

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Finance Committee

* Committee Chairman

The Company's Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon written request to the Company addressed to:

     The Corporate Secretary
     Capital Cities/ABC, Inc.
     77 West 66th Street
     New York, New York  10023-6298

--------------------------------------------------------------------------------
Transfer Agent and Registrar
Harris Trust Company of New York
77 Water Street
New York, New York 10005-4401

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